Exhibit 99.2

Notice of Annual and special Meeting of Shareholders
and Management Information Circular

March 26, 2025

Our annual and special meeting of shareholders will be held on May 7, 2025, at 1:30 P.M. (Eastern Time) at 1 Pl. Ville-Marie Suite 2500, Montréal, QC H3B 1R1, Canada.

Shareholders may exercise their rights by attending the meeting or completing a form of proxy.

If you have questions or require assistance, you may contact Mr. Philip Rabenok, Vice President, Investor Relations:

  +1 (437) 423-3644

  prabenok@osiskodev.com

NYSE/TSX.V: ODV

March 26, 2025

Dear Fellow Shareholder:

We are pleased to invite you to our annual and special meeting of shareholders of Osisko Development Corp. (the “Corporation”) to be held on May 7, 2025, at 1 Pl. Ville-Marie Suite 2500, Montréal, QC H3B 1R1, Canada.

During our annual and special meeting of shareholders, we will ask you to receive the Corporation’s financial statements and approve the following:

1.	The election of six (6) candidates to our Board of Directors;

2.	The appointment of PricewaterhouseCoopers LLP, as the Corporation’s independent auditor for the fiscal year 2025 and the authorization of the directors to fix its remuneration;

3.	The adoption of a fixed 20% omnibus equity incentive plan in the form attached as Schedule “C” to the Circular (the “Omnibus Plan Resolution”); and

4.	If the Omnibus Plan Resolution is not approved, the Corporation’s amended stock option plan and the Corporation’s amended restricted share unit plan.

You will also be asked to consider and transact such further or other business as may properly come before the meeting or any postponement(s) or adjournment(s) thereof.

We invite you to review our management information circular that provides you with the information that will assist in formulating your decision for your vote and provide detailed information on how to attend and vote.

Your participation is important to us, and we encourage you to exercise your vote by completing the proxy form prior to the meeting, even if you expect to attend.

Should you have any questions about our activities or the matters to be dealt with at the meeting, you can reach us by sending an email to chair@osiskodev.com or info@osiskodev.com.

We thank all of our shareholders and stakeholders for their support throughout 2024, and we continue to work hard to ensure we advance the development of our portfolio of assets.

Yours truly,

Sean Roosen
Chair of the Board of Directors and

Chief Executive Officer

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Table of Contents

Part 1: DELIVERY OF MEETING MATERIALS AND VOTING INFORMATION		3

1.1	Notice and Access Rules	3
1.2	Solicitation of Proxies	3
1.3	Who can vote?	4
1.4	How to vote	5
1.5	Completing the form of proxy	6
1.6	Voting of Proxies	6
1.7	Revoking Your Proxy	7
1.8	Voting Results	7

Part 2: BUSINESS OF THE MEETING		8

2.1	Receipt of Financial Statements	8
2.2	Election of Directors	8
2.3	Appointment of Auditor	17
2.4	Approval of the Corporation’s Omnibus Incentive Plan	18
2.5	Approval of the Corporation’s Amended Stock Option Plan	28
2.6	Approval of the Corporation’s Amended Restricted Share Unit Plan	29

Part 3: ABOUT OSISKO DEVELOPMENT		30

3.1	Corporate Governance Practices	30
3.2	Code of Ethics	31
3.3	Harassment Policy	32
3.4	Policy Regarding the Diversity of the Board of Directors	32
3.5	Policy regarding the Diversity in Corporate Talent	33
3.6	Policy regarding Tenure on the Board of Directors	35
3.7	Clawback Policy	37
3.8	Role of the Board of Directors	37

Part 4: Director and Executive Compensation		47

4.1	Directors’ Compensation	47
4.2	Statement of Executive Compensation	52

Part 5: OTHER INFORMATION		78

5.1	Indebtedness of Directors and Executive Officers	78
5.2	Interest of Informed Persons in Material Transactions	78
5.3	Interest of Certain Persons or Companies in the Matters to be Acted Upon	78
5.4	Management Contracts	78
5.5	Other Matters	78
5.6	Shareholder Proposals for the Annual Meeting to be held in 2026	79
5.7	Additional Information	79
5.8	Approval of Directors	79

Schedule "A" Board of Directors Charter		A-1

Schedule "B" Audit and Risk Committee Charter		B-1

Schedule "C" Omnibus Incentive Plan		C-1

Schedule "D" Amended Stock Option Plan		D-1

Schedule "E" AMENDED RESTRICTED SHARE UNIT PLAN		E-1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the shareholders of Osisko Development Corp. (the “Corporation”) will be held on May 7, 2025, at 1:30 p.m. (Eastern Time). The Meeting will be held at 1 Pl. Ville-Marie Suite 2500, Montréal, QC H3B 1R1, Canada, for the following purposes:

1.	To receive the audited financial statements of the Corporation for the year ended December 31, 2024, together with the report of the auditor thereon;

2.	To elect the directors of the Corporation for the ensuing year;

3.	To appoint PricewaterhouseCoopers LLP (“PwC”), a partnership of Chartered Professional Accountants, as the Corporation’s independent auditor for the fiscal year 2025 and to authorize the directors to fix its remuneration;

4.	To consider and, if deemed appropriate, pass an ordinary resolution, the full text of which is set forth in the accompanying management information circular (the “Circular”), approving an omnibus equity incentive plan in the form attached as Schedule “C” to the Circular (the “Omnibus Plan Resolution”);

5.	In the event the Omnibus Plan Resolution is not approved, to consider and, if deemed appropriate, pass an ordinary resolution, the full text of which is set forth in the Circular, approving the Corporation’s existing stock option plan, as more particularly described in the Circular;

6.	In the event the Omnibus Plan Resolution is not approved, to consider and, if deemed appropriate, pass an ordinary resolution, the full text of which is set forth in the Circular, approving the Corporation’s existing restricted share unit plan with amendments thereto, as more particularly described in the Circular; and

7.	To transact such further or other business as may properly come before the Meeting or any postponement(s) or adjournment(s) thereof.

IMPORTANT

You are entitled to vote at the Meeting and any postponement(s) or adjournment(s) thereof if you owned common shares of the Corporation at the close of business on March 20, 2025. For information on how you may vote, please refer to Part 1 of the Circular.

To be effective, the form of proxy or voting instruction form (the “VIF”), as applicable, must be completed and returned in accordance with the instructions provided in the Circular no later than 1:30 p.m. (Eastern Time) on May 5, 2025 or, in the event the Meeting is postponed or adjourned, 48 hours (other than a Saturday, Sunday or holiday) prior to the time to which the Meeting is postponed or adjourned.

NOTICE AND ACCESS

The Corporation has decided to use the Notice and Access rules adopted by the Canadian Securities Administrators to reduce the volume of paper with respect to materials distributed for the purpose of the Meeting. Instead of receiving the Circular, shareholders will receive a Notice of Meeting with instructions on how to access the remaining Meeting materials online together with the form of proxy or VIF, as the case may be. The Circular and other relevant materials are available on SEDAR+ (www.sedarplus.ca), on EDGAR (www.sec.gov), and under the “Investors” section of the Corporation’s website (https://osiskodev.com/investors/). Shareholders are advised to review the Meeting materials prior to voting. If you have questions about Notice and Access, you can call our transfer agent, TSX Trust Company, toll-free at 1-866-600-5869 or write an email to tsxtis@tmx.com.

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Any shareholder who wishes to receive a paper copy of the Meeting materials may, at no cost, request such printed copies by emailing the request to tsxtis@tmx.com or calling 1-866-600-5869 toll-free and entering the twelve (12) digit control number provided on the form of proxy or VIF and following the instructions provided. If a paper copy of the Meeting materials is required, we recommend sending the request as soon as possible and, in any case, requests should be received at least five (5) business days prior to the proxy deposit date and time set out in the accompanying form of proxy or VIF in order to receive the Meeting materials in advance of such date and the Meeting date. Note that if you request a paper copy of the Circular, you will not receive a new form of proxy or VIF. You should keep the original form sent to you in order to vote.

Your participation is important to us, and we encourage you to exercise your vote by completing the form of proxy or VIF prior to the Meeting, even if you expect to attend. In the event you cannot participate at the Meeting, we urge you to express your support by voting, using your proxy in advance of the Meeting, on the various proposals that will be put forward at the Meeting, which are further described in the Circular.

Montreal, Quebec, March 26, 2025.

By Order of the Board of Directors,

Sean Roosen

Chair of the Board of Directors and

Chief Executive Officer

2025 Management Information Circular

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MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Circular”) is provided in connection with the solicitation of proxies by the management (“Management”) of Osisko Development Corp. (the “Corporation”) for use at the annual meeting (the “Meeting”) of the holders of common shares of the Corporation (the “Common Shares” and the holders of the Common Shares, the “Shareholders”) to be held on May 7, 2025 at the time and for the purposes set forth in the accompanying Notice of Meeting and at any postponement(s) or adjournment(s) thereof. Unless otherwise noted, information in this Circular is given as at March 20, 2025 and all currency amounts are shown in Canadian dollars. The Meeting will be held at 1 Pl. Ville-Marie Suite 2500, Montréal, QC, H3B 1R1, Canada.

Part 1: DELIVERY OF MEETING MATERIALS AND VOTING INFORMATION

1.1            Notice and Access Rules

The Corporation has decided to use the Notice and Access rules under Regulation 51-102 respecting Continuous Disclosure Obligations (“Regulation 51-102”) and Regulation 54-101 respecting Communications with Beneficial Owners of Securities of a Reporting Issuer (“Regulation 54-101”). Notice and Access provisions have been adopted by the Canadian Securities Administrators (the “CSA”) which allow issuers to post electronic versions of the proxy-related materials online via SEDAR+, rather than mailing paper copies of such materials to Shareholders. Using the Notice and Access provisions allows for faster access to the Circular and helps reduce printing and postage costs.

Instead of receiving the Circular, Shareholders will receive a Notice of Meeting with the form of proxy or voting instruction form (the “VIF”) along with instructions on how to access the Meeting materials online. The Corporation will send the Notice of Meeting and the form of proxy or VIF directly to the registered Shareholders. The Corporation will also pay for intermediaries to deliver the Notice of Meeting and the form of proxy or VIF to beneficial Shareholders. The Circular and other relevant materials, including the consolidated financial statements for the year ended December 31, 2024, together with, the auditors’ report thereon (the “Financial Statements”) and the related Management’s Discussion and Analysis (the “MD&A”), are available on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under the Corporation’s issuer profile as well as on the Corporation’s website under the section “Investors” (https://osiskodev.com/investors/#financial-reports). Shareholders are advised to review the Meeting materials prior to voting.

Any Shareholder who wishes to receive a paper copy of the Circular, Financial Statements or MD&A may, at no cost, request a printed copy by emailing the request to tsxtis@tmx.com or calling 1-866-600-5869 toll-free. If a paper copy of the Meeting materials is required, we recommend sending the request as soon as possible and, in any case, requests should be received at least five (5) business days prior to the proxy deposit date and time set out in the accompanying form of proxy or VIF in order to receive the Meeting materials in advance of such date and the Meeting date. There is no charge to you for requesting a copy of these materials. Note that if you request a paper copy of the Circular, you will not receive a new form of proxy or VIF. You should keep the original form sent to you in order to vote.

You may also request paper copies of the Circular, Financial Statements or MD&A at no cost for up to one year from the date the Circular is filed on SEDAR+ (on or about April 7, 2025). To obtain paper copies of the materials after the Meeting date, please contact Mr. Philip Rabenok, Vice President, Investor Relations, at prabenok@osiskodev.com.

1.2            Solicitation of Proxies

Management of the Corporation is soliciting proxies from Shareholders for the Meeting. The solicitation will be made primarily by mail, though proxies may also be solicited by personal interview, telephone or other means of communication by directors, officers and employees of the Corporation, none of whom will be specifically remunerated therefor. The cost of solicitation of proxies will be borne by the Corporation.

2025 Management Information Circular

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1.3            Who Can Vote?

Registered and Beneficial Shareholders

You have the right to vote if you owned Common Shares of the Corporation on March 20, 2025, the record date fixed by the directors for the determination of Shareholders entitled to receive notice of the Meeting (the “Record Date”). Only Shareholders of record on the Record Date and their duly appointed proxyholders are entitled to attend and vote at the Meeting. Each Common Share you own entitles you to one vote.

You are a registered Shareholder if the Common Shares are registered in your name. This means that your name appears in the Shareholders’ register maintained by our transfer agent, TSX Trust Company. You are a non-registered (or beneficial) Shareholder if your bank, trust company, securities broker or other financial institution or intermediary (your nominee) holds your Common Shares for you in a nominee account (referred to herein as “Beneficial Shareholders”). Note that a substantial number of Shareholders do not hold Common Shares in their own name. Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted on or withheld at the direction of the Beneficial Shareholder.

The Notice of Meeting, including instructions on how to access the Meeting materials online, and form of proxy or VIF, as applicable, are being provided to both registered Shareholders and Beneficial Shareholders.

Beneficial Shareholders fall into two (2) categories: (i) those who object to their identity being known to the issuers of securities which they own (“OBOs”); and (ii) those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”).

If you are a NOBO and the Corporation or its agent has sent these materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result, if you are a NOBO, you can expect to receive a scannable VIF from TSX Trust Company.

If you are an OBO, the Corporation will also pay for brokers and intermediaries to send the Notice of Meeting and VIF directly to you. Please complete and return the VIF to Broadridge Financial Solutions Inc. (“Broadridge”) in accordance with the instructions provided on such VIF.

Common Shares Outstanding and Principal Holders of our Common Shares

The Common Shares constitute the only class of shares of the Corporation carrying voting rights at a general meeting of shareholders. Each Common Share entitles its holder to one vote. As of the Record Date, the Corporation has 136,621,488 Common Shares issued and outstanding, representing 100% of the votes attached to all shares of the Corporation.

To the knowledge of the directors and executive officers of the Corporation, as of March 26, 2025, the only person who beneficially owns, exercises control over or directs, whether directly or indirectly, 10% or more of the issued and outstanding Common Shares of the Corporation is:

Shareholder	Approximate number of Common Shares	Approximate percentage of Common Shares
Osisko Gold Royalties Ltd (“Osisko Gold”)	33,333,366	24.4%

2025 Management Information Circular

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Investment Agreement

Pursuant to an investment agreement (the “Investment Agreement”) dated November 25, 2020 (as amended September 30, 2022) entered into between the Corporation and Osisko Gold, Osisko Gold has the right to nominate one or more directors to the Board of Directors of the Corporation (the “Board”) as a function of its beneficial ownership in the Corporation provided that it, together with its affiliates, beneficially owns, directly or indirectly, at least 10% of the outstanding Common Shares.

1.4            How to Vote

You have two ways to vote your Common Shares:

•	during the Meeting when called for; or

•	by proxy, in advance of the Meeting.

Even if you plan to attend the Meeting to cast your vote, we recommend that you vote in advance by proxy as it is the easiest way to vote your Common Shares, as further described below.

A - REGISTERED HOLDER	B - BENEFICIAL OWNER
A – Vote by form of proxy before the Meeting	B – Vote by VIF before the Meeting

Internet: Go to www.voteproxyonline.com and follow the instructions. You will need your control number, which appears below the record date on the form of proxy.

Fax: Complete, sign and date the form of proxy, and fax both sides to our transfer agent, TSX Trust Company, Attention: Proxy Department, at 416-595-9593.

Mail: Complete, sign and date the form of proxy and return it in the envelope provided, or send it to: TSX Trust Company, Attention: Proxy Department, 100 Adelaide, Suite 301, Toronto, Ontario, M5H 4H1, Canada.

Complete the VIF sent to you by your intermediary (in the case of OBOs) or TSX Trust Company (in the case of NOBOs), as applicable, with respect to Common Shares held on your behalf. The form will contain instructions pertaining to the execution and transmission of the document.

A – Vote in person at the Meeting	B – Vote in person at the Meeting

If you wish to vote in person at the Meeting, you do not have to return a form of proxy. You must register when you arrive at the meeting.

Location: 1 Pl. Ville-Marie Suite 2500, Montréal, QC H3B 1R1, Canada.

Time: 1:30 p.m. (EDT). Please show up at least 30 minutes before the start of the Meeting.

1.         If you wish to vote in person at the Meeting identify yourself as a proxyholder by entering your name in the space provided on the VIF you received.

2.         Return the VIF to Broadridge or TSX Trust Company, as applicable, by the earliest of May 5, 2025 at 1:30 pm (EDT) or the return date indicated in the VIF.

3.         In order for proxies to be validly submitted at the Meeting, all intermediaries must submit a written request to the Corporation and such request must be received by 1:30 p.m. (EDT) by May 5, 2025.

4.         Follow the instructions under the header “A – Vote in person at the Meeting” found in this table.

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A – Vote in person at the Meeting – Proxyholder	B – Vote in person at the Meeting – Proxyholder

Identify your proxyholder by entering his or her name in the section provided on the form of proxy you received.

Return your form of proxy no later than by 1:30 p.m. (EDT) by May 5, 2025, using one of the methods indicated under the header “A – Vote by form of proxy before the Meeting” found in this table.

Follow the instructions under the header “A – Vote in person at the Meeting” found in this table.

1.         Identify your proxyholder by entering his or her name in the space provided on the VIF you received.

2.         Return the VIF to Broadridge or TSX Trust Company, as applicable, by the earliest of May 5, 2025 at 1:30 p.m. (EDT) or the return date indicated in the VIF.

3.         In order for proxies to be validly submitted at the Meeting, all intermediaries must submit a written request to the Corporation and such request must be received by 1:30 p.m. (EDT) by May 5, 2025.

4.         Proxyholder to follow the instructions under the header “A – Vote in person at the Meeting” found in this table.

1.5            Completing the Form of Proxy

As a shareholder, you have the right to appoint another person (a “proxyholder”) to attend the Meeting and exercise your voting rights, and the form of proxy (for registered Shareholders) or VIF (for non-registered Shareholders) includes the names of the Corporation’s officers or directors who are proxyholders. You have the right to appoint a proxyholder other than the persons whose names already appear as proxyholders in the form of proxy or VIF, by inserting the name of the proxyholder of your choice in the blank space provided for that purpose in the form of proxy or VIF. The proxyholder need not be a shareholder of the Corporation. If the shareholder is a corporation, the form of proxy or VIF must be executed by a duly authorized officer or a representative thereof. You may enter your voting instructions by following the instructions indicated on the front and back of the form of proxy or VIF.

To be effective, you must return your completed form of proxy or VIF no later than 1:30 p.m. (Eastern Time) on May 5, 2025.

If the Meeting is postponed or adjourned, we must receive your completed form of proxy or VIF at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of Québec) before any postponed or adjourned meeting at which the proxy or VIF is to be used. The Chair of the Meeting may at his or her discretion waive or extend the proxy cut-off without notice.

1.6            Voting of Proxies

The form of proxy or VIF, once it has been completed, confers discretionary authority upon the proxyholder to vote your Common Shares on items as he or she sees fit. Therefore, if you return your form of proxy or VIF without specifying how you want to vote your Common Shares, the proxyholder appointed by Management of the Corporation will vote your shares FOR the approval of such matters.

Furthermore, the proxy confers discretionary authority on the proxyholder with respect to any amendments or variations of the matters of business to be acted on at the Meeting, or any other matters properly brought before the Meeting or any adjournment(s) or postponement(s) thereof. As of the date of this Circular, Management is not aware of any amendment, variation or other matter that may come before the Meeting.

2025 Management Information Circular

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1.7            Revoking Your Proxy

Registered Shareholders

You can revoke your proxy in any manner permitted by law, including the following ways:

•	Complete a new form of proxy that is dated later than the form of proxy you want to revoke, and mail it to TSX Trust Company so they receive it by 1:30 p.m. (Eastern Time) on May 5, 2025;

•	Send a notice in writing from you or your attorney (duly authorized in writing), by mail or fax such that it is received by our Investor Relations department at 1100, av des Canadiens-de-Montreal, Suite 300, Montreal, QC, H3B 2S2 by 1:30 p.m. (Eastern Time) on May 5, 2025;

•	Provide a notice in writing from you or your attorney (duly authorized in writing) to the Chair of the Meeting at the Meeting or, if it is adjourned, when the Meeting resumes; or

•	Attend the Meeting and vote yourself.

Non-Registered Shareholders

You can revoke your proxy in any manner permitted by law, including by following the instructions provided by your intermediary or TSX Trust Company, as applicable.

1.8            Voting Results

Following the Meeting, a news release announcing the voting results will be filed under the Corporation’s issuer profiles on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov). A report on voting results in accordance with Regulation 51-102 will also be filed on SEDAR+ (www.sedarplus.ca) under the Corporation’s issuer profile.

2025 Management Information Circular

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Part 2: BUSINESS OF THE MEETING

Voting Matters	Election of six (6) Directors	Appointment of PwC as independent auditors for 2025 and authorization of the directors to fix its remuneration	Approval of Omnibus Incentive Plan	Approval of the Corporation’s existing Amended Stock Option Plan	Approval of the Corporation’s Amended Restricted Share Unit Plan
Board Vote Recommendation	FOR EACH NOMINEE	FOR	FOR	FOR	FOR
For more information, see page	8	17	17	27	29

2.1            Receipt of Financial Statements

The consolidated financial statements of the Corporation for the year ended December 31, 2024, together with the auditors’ report thereon will be submitted at the Meeting. The Financial Statements and related MD&A are available on SEDAR+ (www.sedarplus.ca), on EDGAR (www.sec.gov), as well as on the Corporation’s website (https://osiskodev.com/investors/#financial-reports). The Financial Statements and MD&A were also sent to all Shareholders who requested them in conjunction with the Notice of Meeting and Circular.

2.2            Election of Directors

The Board supervises the Management of the Corporation in accordance with the Canada Business Corporations Act (“CBCA”). The members of the Board are elected annually at each annual meeting of Shareholders to hold office until the next annual meeting unless, prior thereto, such director resigns, or the office of such director becomes vacant by death, removal, or other cause. The Corporation’s articles of continuance provide that the Board shall consist of a minimum of one (1) and a maximum of ten (10) directors.

A total of six (6) nominees are being proposed as directors for election by the Shareholders at the Meeting, each to hold office until the next annual meeting of Shareholders or until such person’s successor is elected or appointed. You can vote for all of these proposed directors, vote for some of them and vote against others, or vote against all of them.

Unless otherwise directed, the persons named in the form of proxy or VIF intend to vote FOR the election of each of the proposed nominees whose names are set out below. To be adopted, the resolution requires the approval of a majority of the votes cast at the Meeting.

All of the nominees proposed for election as directors have served continuously as director of the Corporation since their appointment or first election in such capacity. The term of office of each of the present directors expires at the close of the Meeting.

The Board does not contemplate that any of the nominees will be unable to serve as a director, but if any proposed nominee is unable to serve as a director or withdraws his or her name, the individuals named in your form of proxy or VIF reserve the right to nominate and vote for another individual in their discretion.

2025 Management Information Circular

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We expect all of our directors to demonstrate leadership and integrity and to conduct themselves in a manner that reinforces our corporate values and culture of transparency, teamwork and individual accountability. Above all, we expect that all directors will exercise their good judgment in a manner that keeps the best interests of the Corporation at the forefront of decisions and deliberations. Each candidate must have a demonstrated track record in several of the skills and experience requirements deemed important for a balanced and effective Board.

Nominee Director

Areas of Expertise:
SEAN ROOSEN Quebec, Canada Age: 61 Status: Non-Independent(1) Director since: November 25, 2020 2024 annual meeting votes in favour: 95.75%
	• Financial	• Governance	• Government Relations
	• General Management	• Technical/Mining	• Mergers and Acquisitions
	• Sustainability	• International Business

Experience: Mr. Sean Roosen is the Chair of the Board and Chief Executive Officer of the Corporation. Mr. Roosen was the Executive Chair of Osisko Gold from 2020 to 2023 and the Chair and Chief Executive Officer of Osisko Gold from June 2014 to November 2020. Mr. Roosen was a founding member of Osisko Mining Corporation and of EurAsia Holding AG, a European venture capital fund.

Mr. Roosen has over 30 years of progressive experience in the mining industry. As founder, President, Chief Executive Officer and director of Osisko Mining Corporation, he was responsible for developing the strategic plan for the discovery, financing and development of the Canadian Malartic Mine. He also led the efforts for the maximization of shareholders’ value in the sale of Osisko Mining Corporation, which resulted in the creation of Osisko Gold. Mr. Roosen is an active participant in the resource sector and in the formation of new companies to explore mineral deposits both in Canada and internationally.

In 2017, Mr. Roosen received an award from Mines and Money Americas for best Chief Executive Officer in North America and was, in addition, named in the “Top 20 Most Influential Individuals in Global Mining”.

In prior years, he has been recognized by several organizations for his entrepreneurial successes and his leadership in innovative sustainability practices. Mr. Roosen is a graduate of the Haileybury School of Mines.

Public Board Membership in the past five (5) years:

•      Osisko Gold Royalties Ltd. (2014 – 2023)

•      Osisko Green Acquisition Limited (2021 – 2023)

•      Osisko Mining Inc. (2015 – 2022)

•      Victoria Gold Corp. (2018 – 2021)

2024 Board and Committee membership and attendance: • Board of Directors: 20 of 20 (100%) • Environmental and Sustainability Committee: 3 of 3 (100%)

Holdings:

Common Shares (#)
March 20, 2025	398,579
March 18, 2024	58,689
March 24, 2023	53,596

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Nominee Director

Areas of Expertise:
CHARLES E. PAGE Ontario, Canada Age: 73 Status: Independent(1) Lead Director since: November 25, 2020 2024 annual meeting votes in favour: 97.58%
	• Financial	• Governance	• Mergers and Acquisitions
	• General Management	• Human Resources	• Technical/Mining
	• Sustainability	• International Business	• Government Relations

Experience: Mr. Charles E. Page is a corporate director and has more than 40 years of experience in the mineral industry. During his career, Mr. Page has held progressive leadership roles in developing strategies to explore, finance and develop mineral properties in Canada and internationally. Mr. Page worked at Queenston Mining Inc. in various capacities, including as President and Chief Executive Officer, from 1990 until its sale to Osisko Mining Corporation in 2012.

Mr. Page was appointed to the Board as a nominee of Osisko Gold in accordance with the terms and conditions of the Investment Agreement between the Corporation and Osisko Gold under which, among other things, Osisko Gold has the right to nominate one or more directors to the Board as a function of its beneficial ownership in the Corporation provided that it, together with its Affiliates (as defined in the Investment Agreement), beneficially owns, directly or indirectly, at least 10% of the outstanding Common Shares. Mr. Page ceased to be Osisko Gold’s nominee as of January 1, 2024. Mr. Page is designated as Lead Director of the Corporation by the Board.

Mr. Page holds a Bachelor of Science degree in Geological Science from Brock University and a Master of Science degree in Earth Science from the University of Waterloo. He is a Professional Geologist registered in the province of Ontario and Saskatchewan and is also a Fellow of the Geological Association of Canada.

Public Board Membership in the past five (5) years: • Unigold Inc. (2010 – present) • Osisko Gold Royalties Ltd. (2014 – 2023)

2024 Board and Committee membership and attendance: • Board of Directors: 19 of 20 (95%) • Human Resources Committee: 5 of 5 (100%) • Audit and Risk Committee: 4 of 4 (100%)

Holdings:

Common Shares (#)
March 20, 2025	114,999
March 18, 2024	14,999
March 24, 2023	14,999

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Nominee Director

Areas of Expertise:
MICHÈLE MCCARTHY Ontario, Canada Age: 66 Status: Independent(1) Director since: November 25, 2020 2024 annual meeting votes in favour: 97.56%
	• Financial	• Governance	• Government Relations
	• General Management	• Human Resources
	• Mergers and Acquisitions	• International Business

Experience: Ms. Michèle McCarthy is the President and Chief Executive Officer of McCarthy Law Professional Corporation as well as President and Chief Executive Officer of Independent Review Inc., a corporate governance and advisory services provider. She is an experienced corporate director and has significant experience in corporate restructuring and regulatory compliance, with over 30 years of board director experience. Ms. McCarthy is a director of Electric Metals (USA) Limited, a director/Audit Chair of Russell Investments Corporate Class and a trustee of Pier 4 REIT. She was the Chair of the boards of Sandy Lake Gold Inc., Big 8 Split Inc., TD Split Inc. and 5Banc Split Inc. She also served as a director and member of the Audit Committee and Risk Management Committees at Equity Financial Holdings Inc. and Bitcoin Well Inc. She is the former Chair of the Toronto Port Authority and former member of the Small Business Advisory Committee of the Ontario Securities Commission.

Ms. McCarthy is the Chair of the board of the Queen’s Own Rifles’ Museum and serves on its Senate. She also served on the boards of the McMichael Foundation, Canada’s National Ballet School, the St. George’s Society of Toronto, the University of Toronto (Trinity College), Honourable Company of Freemen of the City of London in North America, The Rekai Centres and the Humber Memorial Hospital.

Ms. McCarthy holds an LLB and LLM in Securities Law from Osgoode Hall and has obtained the ICD.D designation from the Institute of Corporate Directors in 2004 and a CDI.D on March 2, 2022.

Public Board Membership in the past five (5) years: • Electric Metals (USA) LTD (2024 – present) • Bitcoin Well Inc. (2021-2022)

2024 Board and Committee membership and attendance:

•      Board of Directors: 19 of 20 (95%)

•      Human Resources Committee: 5 of 5 (100%)

•      Audit and Risk Committee (Chair): 4 of 4 (100%)

•      Governance and Nomination Committee (Chair): 4 of 4 (100%)

Holdings:

Common Shares (#)
March 20, 2025	19,344
March 18, 2024	15,233
March 24, 2023	4,733

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Nominee Director

Areas of Expertise:
DUNCAN MIDDLEMISS Ontario, Canada Age: 63 Status: Independent(1) Director since: November 25, 2020 2024 annual meeting votes in favour: 97.37%
	• Financial	• Governance	• Government Relations
	• Sustainability	• Human Resources	• General Management
	• Technical/Mining	• Mergers and Acquisitions

Experience: Mr. Duncan Middlemiss is a professional mining engineer with decades of mining experience now working in consulting. Mr. Middlemiss is currently the President, CEO, and Director of Arizona Metals Corporation since May 2024. Previously he was the President and Chief Executive Officer and a director of Wesdome Gold Mines Ltd. from 2016 to January 2023. Prior to joining Wesdome Gold Mines Ltd., he was President and Chief Executive Officer and a director of St. Andrew Goldfields Ltd. until its acquisition by Kirkland Lake Gold Inc. in January 2016. Mr. Middlemiss joined St. Andrew Goldfields Ltd. in July 2008 as General Manager and Vice President Operations, later assuming the role of Chief Operating Officer. He was appointed as President and Chief Executive Officer in October 2013.

Mr. Middlemiss has extensive experience in the mining of gold deposits in the Abitibi Greenstone Belt. He is the Past Chair of the Ontario Mining Association.

Mr. Middlemiss holds B.Sc. in Mining Engineering from Queen’s University.

Public Board Membership in the past five (5) years: • Arizona Metals Corp. (2024- Present) • West Red Lake Gold Mines Ltd. (2023 - present) • Wesdome Gold Mines Ltd. (2016-2023)

2024 Board and Committee membership and attendance:

•      Board of Directors: 17 of 20 (85%)

•      Human Resources Committee (Chair): 5 of 5 (100%)

•      Audit and Risk Committee: 3 of 4 (75%)

•      Governance and Nomination Committee: 2 of 4 (50%)

Holdings:

Common Shares (#)
March 20, 2025	33,255
March 18, 2024	11,033
March 24, 2023	3,833

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Nominee Director

Areas of Expertise:
DAVID DANZIGER CPA, CA Ontario, Canada Age: 68 Status: Independent(1) Director since: December 14, 2022 2024 annual meeting votes in favour: 97.73%
	• Financial	• Governance	• Mergers and Acquisitions
	• General Management	• Human Resources	• International Business

Experience: Mr. David Danziger is a Chartered Professional Accountant with over 30 years of experience in audit, accounting and management consulting and has over 25 years of experience in the resources sector. He was the Senior Vice President, Assurance and the National Leader of Public Companies at MNP LLP, Chartered Professional Accountants, Canada’s fifth largest accounting firm, until May 31, 2023. Mr. Danziger is currently a Senior Advisor for the MNP LLP working on special projects and supporting the public company audit team nationally.

Mr. Danziger has extensive experience in advising public and private companies in North America on significant public markets transactions, complex accounting and regulatory matters, and draws on many years of experience serving as a director for many publicly listed companies on the TSX, TSXV, CSE and the NYSE. He is also a member of the advisory committee to the TSXV, a past member of the Ontario Securities Commission’s Advisory Committee on Small and Medium Sized Enterprises, as well as a past member of the CPA/PDAC Taskforce on IFRS for Mining.

Mr. Danziger graduated from the University of Toronto with a Bachelor of Commerce and is a Chartered Professional Accountant (CPA), qualifying as a Chartered Accountant (CA) in 1983.

Public Board Membership in the past five (5) years:

•      Aumento Capital X Corp. (2023 – 2024)

•      Sphere 3D Corp. (2022 – 2024)

•      Euro Sun Mining Inc. – (2010-2023)

•      Universal Ibogaine Inc.– (2021-2022)

•      Aumento Capital VIII Corp. (2021-2022)

•      Aumento Capital IX Corp. (2020-2022)

•      Aumento Capital VII Corp. (2017-2020)

•      The Intertain Group Inc. (2014-2020)

•      Eurotin Inc. (2008-2021)

•      Jackpotjoy PLC (2017-2020)

2024 Board and Committee membership and attendance: • Board of Directors: 20 of 20 (100%) • Audit and Risk Committee: 4 of 4 (100%) • Governance and Nomination Committee: 4 of 4 (100%)

Holdings:

Common Shares (#)
March 20, 2025	10,000
March 18, 2024	-
March 24, 2023	-

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Nominee Director

Areas of Expertise:
STEPHEN QUIN British Columbia, Canada Age: 65 Status: Independent(1) Director since: December 5, 2024 2024 annual meeting votes in favour: N/A
	• Technical/Mining	• Governance	• Mergers and Acquisitions
	• Financial	• General Management

Experience: Mr. Quin is a graduate of the Royal School of Mines, London, with a BSc (Honours) in Mining Geology, and has over 40 years of experience in all stages of the mining industry, from exploration to operations and closure.  He most recently spent a decade as President & CEO of Perpetua Resources Corp., formerly Midas Gold Corp., and, prior to that, President of Capstone Mining Corp. and, prior to the merger with Capstone, President & CEO of Sherwood Copper Corp, Executive Vice President of Miramar Mining Corp. and its copper exploration affiliate, Northern Orion Exploration Inc.  He started his career with what became Imperial Metals Corp. where he was a responsible for the advancement of their polymetallic copper-lead-zinc project.

Mr. Quin has a combination of technical, governance, and capital markets experience having led more than 30 studies on projects in the copper and gold sectors, ranging from mineral resource estimates and preliminary economic assessments to feasibility studies.  He also has extensive experience with permitting, mine financing, development, operations and closure. From a governance perspective, he has sat on and/or chaired numerous board and board committees, has led governance enhancing efforts at a number of companies and has been an advocate of prioritizing ESG-related initiatives since well before the acronym became popular.  Mr. Quin has extensive experience capital raising both equity and project debt, as well M&A experience in acquisitions, sales and mergers.  He currently serves as non-executive director of Bravo Mining Corp. and TDG Gold Corp. (where he is chair).

Public Board Membership in the past five (5) years:

•      TDG Gold Corp. (2023-Present)

•      Bravo Mining Corp. (2022-Present)

•      Hot Chili Limited (2023-2025)

•      West Vault Mining Inc. (2023-2024)

•      Kutcho Copper Corp. (2017-2024)

•      Chalice Mining Ltd. (2010-2021)

•      Perpetua Resources Corp., formerly Midas Gold Corp. (2011-2020)

2024 Board and Committee membership and attendance: • Board of Directors: 1 of 1 (100%) (2)

Holdings:

Common Shares (#)
March 20, 2025	-
March 18, 2024	-
March 24, 2023	-

Notes:

(1)	“Independent” refers to the standards of independence established in section 1.2 of Regulation 58-101 respecting Corporate Governance Practices (“Regulation 58-101”) and sections 1.4 and 1.5 of Regulation 52-110 respecting Audit and Risk Committees (“Regulation 52-110”). See also section 2.2 Business of the Meeting – Election of Directors – Director Independence of this Circular.

(2)	Mr. Quin was appointed on the Board of the Corporation on December 5, 2024. Since his appointment, he attended 100% of the Board meetings held in 2024.

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Meeting Attendance

A record of attendance by directors at Board meetings as well as their attendance at Board committee meetings (each committee, a “Board Committee”) during 2024 is set out below.

Member	Attendance – 2024 Meetings										TOTAL
	Board of Directors		Audit and Risk Committee		Human Resources Committee		Environmental and Sustainability Committee		Governance and Nomination Committee		Committees		Overall
	#	%	#	%	#	%	#	%	#	%	#	%	#	%
Sean Roosen	20/20	100	-	-	-	-	3/3	100	-	-	3/3	100	23/23	100
Charles E. Page	19/20	95	4/4	100	5/5	100	-	-	-	-	9/9	100	28/29	96.55
Michele McCarthy	19/20	95	4/4	100	5/5	100	-	-	4/4	100	13/13	100	32/33	96.96
Duncan Middlemiss(2)(3)	17/20	85	3/4	75	5/5	100	-	-	2/4	50	10/13	76.92	27/33	81.81
David Danziger	20/20	100	4/4	100	-	-	-	-	4/4	100	8/8	100	28/28	100
Stephen Quin(2)	1/1(1)	100	-	-	-	-	-	-	-	-	-	-	1/1	100

Notes:

(1)	Mr. Quin was appointed as a director of the Corporation on December 5, 2024. He attended 100% of the Board meetings in 2024.

(2)	Mr. Quin was appointed as Chair of the Environmental and Sustainability Committee on February 18, 2025. Mr. Middlemiss was appointed as new member of the Environmental and Sustainability Committee on February 18, 2025.

(3)	Mr. Middlemiss stepped down from the Audit and Risk Committee as of February 18, 2025.

Majority Voting Policy

The Board has adopted a Majority Voting Policy (the “Majority Voting Policy”) providing that, in an uncontested election of directors, if the number of votes cast in favour of a nominee director does not represent a majority of the votes cast “for” or “against” him or her, the nominee will not be elected as a director.

The Majority Voting Policy provides that, notwithstanding the foregoing, if a nominee for election as director in an uncontested election is an incumbent director that does not receive the vote of at least the majority of the votes cast “for” or “against” him or her, the director may continue in office until the earlier of (i) the 90th day after the election, or (ii) the day on which his or her successor is appointed or elected.

In accordance with the provisions of the CBCA and its regulations, the Board may appoint a director even if he or she does not receive majority support as required by the Majority Voting Policy in the event that such appointment is necessary to satisfy Canadian residency requirements, or the requirement that at least two (2) directors are not also officers or employees of the Corporation or its affiliates.

The full text of the Majority Voting Policy can be found on the Corporation’s website at https://osiskodev.com/about-us/#corporate-governance.

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Director Independence

In determining whether a director is an independent director, the Board applies the standards developed by the CSA. A director is not independent if such director has a direct or indirect relationship that the Board believes could reasonably be expected to interfere with the ability to exercise independent judgment.

The Board of the Corporation for the fiscal year ending December 31, 2024, was comprised of a majority of independent directors, namely: Mrs. McCarthy and Messrs. Middlemiss, Page, Danziger and Quin. Mr. Roosen, Chair of the Board and Chief Executive Officer of the Corporation does not meet the independence standards as an executive officer of the Corporation and, as such, the Board has a Lead Director to assist in providing independent leadership for the Board, namely in discharging its duties, responsibilities and obligations independently of Management.

An in camera session is included in the agenda of every Board and Board Committee meeting and the independent directors have the prerogative to hold such private session or not at their discretion. At the request of the independent directors, attendance of certain members of Management of the Corporation may be required from time to time. In the financial year ended December 31, 2024, the independent directors regularly convened and held in camera sessions, without members of Management in attendance, after both ad hoc and regularly scheduled meetings.

As of the date of this Circular, five (5) of the Corporation’s six (6) nominee directors are independent. The Corporation does not have an executive committee of its Board.

Interlocking Directorships

As of the date of the Circular, there are no interlocks of the director nominees. The Corporation considers there to be an interlocking relationship among directors where a director sits on the same board as another director or executive officer of the Corporation. The Corporation also evaluates interlocking relationships with close family members of executives or within group companies to assess the potential for a conflict of interest.

As part of the Board Tenure Policy (as defined and further described below), directors are expected to inform the Chair of the Board or the Lead Director as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such director to continue to serve as a member of the Corporation’s Board or Board Committee.

Corporate Cease Trade Orders

As at the date of this Circular and based upon information provided to it by the proposed directors, no proposed director is or has been within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

a)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

b)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company.

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Bankruptcies, or Penalties or Sanctions

Except as disclosed in this section, as at the date of this Circular and based upon information provided to it by the proposed directors, no proposed director:

a)	is, as at the date of this Circular, or has been within ten (10) years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

b)	has, within ten (10) years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets;

c)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

d)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Mr. Danziger was appointed director of American Apparel, Inc. (“American Apparel”), a company listed on the NYSE MKT LLC exchange, on July 11, 2011 and resigned as director on June 14, 2015. Subsequently, on October 5, 2015, American Apparel announced that it had reached an agreement with its lenders to significantly reduce its debt and interest payments through a consensual pre-arranged reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. In January 2016, American Apparel delisted and was privatized under the Chapter 11 filing.

2.3            Appointment of Auditor

The Board and the Audit and Risk Committee of the Corporation recommend that Shareholders vote for the appointment of PwC, a partnership of chartered professional accountants, as independent auditor of the Corporation for the fiscal year ending December 31, 2024 and to authorize the directors to establish its remuneration. PwC was originally appointed on November 25, 2020, in connection with the reverse takeover transaction (“RTO Transaction”) during which the Corporation was formed and to which Osisko Gold subsequently transferred certain mining assets located in Sonora, Mexico (the “San Antonio Project”), and for which Osisko Gold retained a 15% stream on the gold and silver produced from the San Antonio Project.

Unless the form of proxy or VIF states otherwise, or if the right to vote is not exercised for the appointment of the auditors, the persons named in the form of proxy or VIF intend to VOTE FOR the re-appointment of PwC, Chartered Professional Accountants, as independent auditor of the Corporation and VOTE FOR the directors to fix its remuneration. To be adopted, the resolution requires the approval of a majority of the votes cast at the Meeting.

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2.4            Approval of the Corporation’s Omnibus Incentive Plan

On March 26, 2025, the Board approved a fixed omnibus incentive plan (the “Omnibus Plan”), providing for a maximum of 27,324,297 Common Shares issuable pursuant to the Omnibus Plan (less all awards issued under existing plans) being the 20% issued and outstanding Common Shares as of the date the Omnibus Plan was adopted. At the Meeting, Shareholders will be asked to consider and if deemed appropriate, approve the Omnibus Plan which provides flexibility to the Corporation to grant different forms of equity-based incentive awards to its directors, officers, employees and consultants of the Corporation or a subsidiary thereof. The Board continues to believe that equity-based compensation is an appropriate way for the Corporation to oversee that the interests of its Board, its management team and key employees are aligned with its shareholders and to attract and retain the best possible talent. The Corporation recognizes that better outcomes result from long-term incentives and that it requires an equity compensation plan with more flexibility than that currently provided under its existing plans. The Omnibus Plan being proposed to the Shareholders for approval at the Meeting provides the Corporation with the choice of options (“Options”), share units (“Share Units”) and deferred share units (“DSUs”) for grant which may be allocated among the different types of awards by the Corporation in its sole discretion. If the Omnibus Plan is approved by the shareholders at the Meeting, the Omnibus Plan will replace the Corporation’s current (i) 10% rolling stock option plan the 10% rolling stock option plan of the Corporation adopted on November 20, 2020 as amended and restated on March 17, 2023, which was last approved by shareholders of the Corporation on May 7, 2024; (ii) the fixed deferred share unit plan of the Corporation adopted on November 20, 2020, as amended and restated on March 17, 2023, which was last approved by shareholders of the Corporation on May 7, 2024; and (iii) the fixed restricted share unit plan of the Corporation adopted on November 20, 2020, as amended and restated on March 17, 2023 (collectively, the “Existing Plans”) and all future grants of equity-based awards will be made pursuant to, or as otherwise permitted by, the Omnibus Plan, and no further awards will be made pursuant to the Existing Plans. The Amended ESPP (as defined herein) will continue to be in force and will be utilized by the Corporation as part of its long term incentive strategy alongside the Omnibus Plan. The Omnibus Plan provides that the maximum number of Shares issuable pursuant to outstanding awards granted under the Omnibus Plan and any other share-based compensation arrangements of the Corporation (including the Existing Plans, if any, and the Amended ESPP) shall not exceed 20% of the issued and outstanding Common Shares as at date the Omnibus Plan is implemented.

In addition, if the Omnibus Plan Approval (as defined herein) is obtained, (i) all of the awards granted under the Existing Plans that are outstanding as of the date of the Meeting, will be automatically migrated and become subject to the Omnibus Plan and such awards shall be governed or deemed to be governed by the provisions of the Omnibus Plan and (ii) no further grants will be made under the Existing Plans and the Existing Plans will be terminated. If the Omnibus Plan Approval is not obtained, the Corporation expects to continue to use of the Existing Plans as part of its long term incentive strategy, in the ordinary course, subject to applicable TSX Venture Exchange (“TSXV”) rules, and all awards granted under the Existing Plans will continue to be governed by the Existing Plans.

The Board recommends that Shareholders vote in favour of the approval of the Omnibus Plan Resolution. The persons named in the form of proxy, unless expressly directed to the contrary in such form of proxy, will vote such proxies FOR the Omnibus Plan Resolution to approve the Omnibus Plan.

A summary of the key terms of the Omnibus Plan is set out below, which is qualified in its entirety by the full text of the Omnibus Plan. A copy of the Omnibus Plan is attached as Schedule “C” hereto.

Key Terms of the Omnibus Plan:

Capitalized terms used but not otherwise defined in this section shall have the meanings given to them in the Omnibus Plan.

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Purpose:

The purpose of the Omnibus Plan is to permit the Corporation to grant Awards to Eligible Participants:

(a)    to increase the interest in the Corporation’s welfare of those Eligible Participants, who share responsibility for the management, growth and protection of the business of the Corporation or a Subsidiary;

(b)    to provide an incentive to such Eligible Participants to continue their services for the Corporation or a Subsidiary and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Corporation or a Subsidiary are necessary or essential to its success, image, reputation or activities

(c)    to reward Participants for their performance of services while working for the Corporation or a Subsidiary; and

(d)    to provide a means through which the Corporation or a Subsidiary may attract and retain able Persons to enter its employment or service.

Eligible Participants:	In respect of a grant of Options, any bona fide Director, Officer, Employee, Consultant or Investor Relations Service Provider of the Corporation or any of its Subsidiaries. In respect of a grant of Share Units, any bona fide Director, Officer, Employee, or Consultant of the Corporation or any of its Subsidiaries. In respect of a grant of DSUs, any bona fide Director, Officer or Employee of the Corporation or any of its Subsidiaries.

Award Types:	Options, Share Units and DSUs (each an “Award” and, collectively, the “Awards”). Share Units may have vesting criteria attached thereto that is either time-based of a “Restricted Share Unit” (“RSUs”) type or performance-based of a “Performance Share Unit” (“PSUs”) type, or both. All Awards are granted by an agreement or other instrument or document evidencing the Award granted under the Omnibus Plan (an “Award Agreement”).

Share Reserve:	The maximum number of Common Shares of the Corporation available for issuance under the Omnibus Plan will not exceed 27,324,297, being 20% of the Corporation’s Outstanding Issue as at the date of implementation of the Plan by the Corporation, less any Common Shares underlying awards under the Corporation’s Existing Plans, the Amended ESPP and any other Share Compensation Arrangement of the Corporation, if any. The share reserve will also be impacted by the “Share Counting” definitions as set out below.

Share Counting:	Each Common Share subject to a Share Unit shall be counted as reserving one Common Share under the Omnibus Plan, each Share subject to a DSU shall be counted as reserving one Common Share under the Omnibus Plan and each Common Share subject to an Option shall be counted as reserving one Common Share under the Omnibus Plan.

Share Recycling:	If an outstanding award made under the Existing Plans (“Existing Awards”) (or portion thereof) expires or is forfeited, surrendered, cancelled or otherwise terminated for any reason without having been exercised or settled in full, or if Common Shares acquired pursuant to an Award or Existing Award, as applicable, subject to forfeiture are forfeited, the Common Shares covered by such Award or Existing Award, if any, will again be available for issuance under the Omnibus Plan. Common Shares will not be deemed to have been issued pursuant to the Omnibus Plan with respect to any portion of an Award that is settled in cash.

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Participation Limits:

The following limits apply to the operation of the Omnibus Plan:

(1)       The maximum number of Common Shares that are issuable to Insiders, at any time pursuant to Awards granted under the Plan, or when combined with all of the Corporation’s other Share Compensation Arrangement (including the Existing Plans), cannot exceed ten percent (10%) of the Corporation’s total issued and outstanding Common Shares, unless the Corporation obtains the requisite disinterested shareholder approval pursuant to the policies of the TSXV.

(2)       The maximum number of Common Shares that are issuable to Insiders, within any 12-month period, pursuant to Awards granted under the Plan, or when combined with all of the Corporation’s other Share Compensation Arrangement (including the Existing Plans), cannot exceed ten percent (10%) of the Corporation’s total issued and outstanding Common Shares, unless the Corporation obtains the requisite disinterested shareholder approval pursuant to the policies of the TSXV.

(3)       The maximum number of Common Shares that are issuable pursuant to all Awards granted under the Plan, or when combined with all the Corporation’s other Share Compensation Arrangement (including the Existing Plans), granted or issued in any 12-month period to any one Person, cannot exceed five percent (5%) of the Outstanding Issue as of the date of grant or issue, unless the Corporation obtains the requisite disinterested shareholder approval pursuant to the policies of the TSXV.

(4)       The maximum number of Common Shares that are issuable to any one Consultant, within any 12-month period, pursuant to all Awards granted under the Omnibus Plan, or when combined with all the Corporation’s other Share Compensation Arrangement (including the Existing Plans), cannot exceed two percent (2%) of the Outstanding Issue as of the date of grant or issue.

(5)       The maximum number of Common Shares that are issuable to all Investor Relations Service Providers, within any 12-month period, pursuant to Options granted under the Omnibus Plan or when combined with all the Corporation’s other Share Compensation Arrangement (including the Existing Plans), cannot exceed two percent (2%) of the Outstanding Issue as of the date of grant or issue.

(6)       Options granted to any Investor Relations Service Provider must vest in stages over a period of not less than 12 months, and no acceleration of Options granted to any Investor Relations Service Provider shall be permitted, such that:

•       no more than ¼ of the Options vest no sooner than three months after the Options were granted;

•       no more than another ¼ of the Options vest no sooner than six months after the Options were granted;

•       no more than another ¼ of the Options vest no sooner than nine months after the Options were granted; and

•       the remainder of the Options vest no sooner than 12 months after the Options were granted.

(7)       The maximum number of Common Shares that are issuable to Eligible Charitable Organizations, pursuant to all outstanding Charitable Options (as defined in the Omnibus Plan) must not exceed one percent (1%) of the Outstanding Issue as of the date of grant.

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(8)       A Charitable Option must expire on or before the earlier of:

•       the date that is 10 years from the date of grant of the Charitable Option; and

•       the 90th day following the date that the holder of the Charitable Option ceases to be an Eligible Charitable Organization.

Any Award granted pursuant to the Omnibus Plan, or securities issued under the Existing Plans or any other Share Compensation Arrangement, prior to a Participant becoming an Insider, shall be excluded from the purposes of the limits.

Plan Administration:	The Plan shall be administered and interpreted by the board of directors of the Corporation (the “Board”) or, if the Board by resolution so decides, by a committee or plan administrator appointed by the Board. Subject to the terms of the Plan, applicable law and the rules of the Exchanges, the Board (or its delegate) will have the power and authority to: (i) designate the Eligible Participants who will receive Awards (an Eligible Participant who receives an Award, a “Participant”), (ii) fix the number of Awards, if any, to be granted to each Eligible Participant and the date or dates on which such Awards shall be granted, (iii) determine the terms and conditions of any Award, including any vesting conditions or conditions based on performance of the Corporation or of an individual (“Performance Criteria”); and (iv) and make such amendments to the Plan and Awards made under the Plan as are permitted by the Plan and the rules of the Exchanges.

Further information on the vesting and terms of securities issuable under the Omnibus Plan is provided below.

Shares Available for Awards

Subject to adjustments as provided for under the Omnibus Plan, the aggregate maximum number of Common Shares reserved for issuance pursuant to Omnibus Plan, shall not exceed 27,324,297 (being, 20% of the outstanding Common Shares of the Corporation), less any Common Shares underlying Existing Awards or other Share Compensation Arrangement of the Corporation (including the Amended ESPP).

As of the Record Date, the Corporation has 6,231,485 Common Shares (representing approximately 4.56% of the issued and outstanding Common Shares of the Corporation as of the Record Date) reserved for issuance under Existing Awards pursuant under the Existing Plans and Shares issued pursuant to the Amended ESPP. In the event the Omnibus Plan Approval is obtained, the Existing Awards under the Existing Plans will automatically be migrated from under the Existing Plans to under the Omnibus Plan and such Existing Awards shall become subject to and governed by the Omnibus Plan.

The aggregate number of Common Shares, issuable at any time under all of the Corporation’s security-based compensation arrangements may not exceed 20% of the Corporation’s total issued and outstanding Common Shares at date of implementation of the Omnibus Plan by the Corporation.

Disinterested Shareholder approval is also required to exceed the Participation Limits as outlined above under the rules of the TSXV.

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Description of Awards

Options

An Option is an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Common Shares from treasury at an exercise price set at the time of grant (the “Option Price”). Options are exercisable, subject to vesting criteria established by the Board at the time of grant as set out in the Participant’s option agreement (“Option Agreement”). Each Option shall be exercisable at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board at the time of granting the particular Option, may determine in its sole discretion. The Board shall determine, at the time of granting the particular Option, the period during which the Option is exercisable, which shall not be more than ten (10) years from the date the Option is granted. Notwithstanding the expiration provisions hereof, if the date on which an Option Term expires falls within a Blackout Period or within nine Business Days after a Blackout Period Expiry Date, the expiration date of the Option will be the date that is ten Business Days after the Blackout Period Expiry Date. The Blackout Period must expire following the general disclosure of the undisclosed material information; provided that if an additional Blackout Period is subsequently imposed by the Corporation during the ten Business Days after the initial Blackout Period, then Blackout Period Expiry Date shall be such the tenth trading day following the end of the last imposed Blackout Period. The Omnibus Plan also permits the Board to grant an option holder, at any time, the right to deal with such Option on a cashless exercise basis, in whole or in part by notice in writing to the Corporation, where the Corporation has an arrangement with a brokerage firm that certain procedures must take place. The Omnibus Plan also permits the Board to grant an Option holder, at any time the right to deal with such Option on a net exercise mechanism, in whole or in part by notice in writing to the Corporation. The grant of an Option by the Board shall be evidenced by an Option Agreement.

Share Units

A Share Unit is an Award in the nature of a bonus for services rendered, or for future services to be rendered, and that, upon settlement, entitles the recipient Participant to acquire to receive a cash payment equal to the Market Value of a Common Share or at the discretion of the Corporation (or applicable Subsidiary) one Common Share or any combination of cash and Common Shares as the Corporation (or applicable Subsidiary) in its sole discretion may determine, pursuant and subject to such restrictions and conditions on vesting as the Board may determine at the time of grant, unless such Share Unit expires prior to being settled. Restrictions and conditions on vesting conditions may, without limitation, be based on the passage of time during continued employment (or other service relationship), in which case the Award is what is commonly referred to as a “Restricted Share Unit” or “RSU”, or the achievement of specified Performance Criteria, in which case the Award is what is commonly referred to as a “Performance Share Unit” or “PSU”, or both. The issuance of a Share Unit that is not a RSU or PSU is subject to any required prior written approval of the TSXV. The grant of a Share Unit by the Board shall be evidenced by a Share Unit Agreement.

The Board shall have sole discretion to determine if any Performance Criteria and/or other vesting conditions with respect to a Share Unit, and as contained in the Share Unit Agreement governing such Share Unit, have been met and shall communicate to a Participant as soon as reasonably practicable when any such applicable vesting conditions or Performance Criteria have been satisfied and the Share Units have vested. Notwithstanding the foregoing, if the date on which any Share Units have vested falls within a Blackout Period (as defined in the Omnibus Plan) or within nine Business Days (as defined in the Omnibus Plan) after a Blackout Period Expiry Date (as defined in the Omnibus Plan), the vesting of such Share Units will be deemed to occur on the date that is ten Business Days after the Blackout Period Expiry Date. The Blackout Period must expire following the general disclosure of the undisclosed material information; provided that if an additional Blackout Period is subsequently imposed by the Corporation during the ten Business Days after the initial Blackout Period, then Blackout Period Expiry Date shall be such the tenth trading day following the end of the last imposed Blackout Period. Subject to the vesting and other conditions and provisions in the Plan and in the Share Unit Agreement, each Share Unit awarded to a Participant shall entitle the Participant to receive on settlement, a cash payment equal to the Market Value of a Share or at the discretion of the Corporation (or applicable Subsidiary) one Common Share or any combination of cash and Shares as the Corporation (or applicable Subsidiary) in its sole discretion may determine, in each case less any applicable withholding taxes.

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Dividend Equivalents may, as determined by the Board in its sole discretion, be awarded in respect of unvested Share Units in a Participant’s Account on the same basis as cash dividends declared and paid on Shares as if the Participant was a Shareholder of record of Shares on the relevant record date. In the event that the settlement of Dividend Equivalents in Shares will result in exceeding the maximum room available under the Omnibus Plan or any Participation Limits, the Corporation shall pay the Dividend Equivalents in cash to the extent required to comply with such limits. In the event that the Participant’s applicable Share Units do not vest, all Dividend Equivalents, if any, associated with such Share Units will be forfeited by the Participant and returned to the Corporation’s account.

Deferred Share Units

A deferred share unit (“DSU”) is an Award in the nature of a deferral of payment for services rendered, or for future services to be rendered, and that, upon settlement, entitles the recipient Participant to receive cash or acquire Common Shares, as determined by the Corporation in its sole discretion, unless such DSU expires prior to being settled. Subject to adjustments and amendments in the Plan, DSUs shall only vest, and a Participant is only entitled to redemption of a DSU, when the Participant ceases to be a director, officer or employee of the Corporation for any reason, including termination, retirement or death. The grant of a DSU by the Board shall be evidenced by a DSU Agreement.

DSUs will be fully vested on the Termination Date of the applicable Participant. Notwithstanding the foregoing, if the date on which any DSUs have vested falls within a Blackout Period or within nine Business Days after a Blackout Period Expiry Date, the vesting of such DSUs will be deemed to occur on the date that is ten Business Days after the Blackout Period Expiry Date. The Blackout Period must expire following the general disclosure of the undisclosed material information; provided that if an additional Blackout Period is subsequently imposed by the Corporation during the ten Business Days after the initial Blackout Period, then Blackout Period Expiry Date shall be such the tenth trading day following the end of the last imposed Blackout Period. Subject to the vesting and other conditions and provisions in the Plan and in any DSU Agreement, each DSU awarded to a Participant the Participant to receive on settlement a cash payment equal to the Market Value of a Common Share, or at the discretion of the Corporation, one Common Share or any combination of cash and Common Shares as the Corporation in its sole discretion may determine.

DSUs shall be redeemed and settled by the Corporation as soon as reasonably practicable following the Participant ceasing to be a director, officer or employee of the Corporation but in any event not later than December 15 of the year following the calendar year in which the Participant ceases to be any of a director, officer or employee (subject to the general limit that Awards must expire on the date that is no later than 12 months from the date a Participant ceases to be an Eligible Participant). On redemption and settlement, the Corporation shall deliver the applicable number of Shares, or, in the sole discretion of the Corporation, cash equal to the redemption amount of such DSU specified in the applicable DSU Agreement, subject to the satisfaction of any applicable withholding tax.

Effect of Termination on Awards

Unless otherwise provided for in an Award Agreement or determined by the Board on an individual basis, in the event of the Participant’s:

(a)	Resignation: Upon a Participant ceasing to be an Eligible Participant as a result of his or her resignation from the Corporation or a Subsidiary, (i) each unvested Option granted to such Participant shall terminate and become void immediately upon resignation, (ii) each vested Option granted to such Participant will cease to be exercisable on the earlier of ninety (90) days following the Termination Date and the expiry date of the Option set forth in the Grant Agreement, after which the Option will expire. Additionally, in respect of any Share Units and/or DSUs, the Participant’s participation in the Plan shall be terminated immediately, all Share Units and/or DSUs credited to such Participant’s Account (as defined in the Omnibus Plan) that have not vested shall be forfeited and cancelled, and the Participant’s rights that relate to such Participant’s unvested Share Units and/or DSUs shall be forfeited and cancelled on the Termination Date (as defined in the Omnibus Plan).

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(b)	Termination for Cause: Upon a Participant ceasing to be an Eligible Participant for Cause, any vested or unvested Option granted to such Participant shall terminate automatically and become void immediately. For the purposes of the Plan, the determination by the Corporation that the Participant was discharged for Cause shall be binding on the Participant. Additionally, in respect of any Share Units and/or DSUs, the Participant’s participation in the Plan shall be terminated immediately, all Share Units and/or DSUs credited to such Participant’s Account that have not vested shall be forfeited and cancelled, and the Participant’s rights that relate to such Participant’s unvested Share Units and/or DSUs shall be forfeited and cancelled on the Termination Date.

(c)	Termination not for Cause: Upon a Participant ceasing to be an Eligible Participant as a result of his or her employment or service relationship with the Corporation or a Subsidiary being terminated without Cause, (i) any unvested Option granted to such Participant shall terminate and become void immediately and (ii) any vested Option granted to such Participant may be exercised by such Participant. Unless otherwise determined by the Board, in its sole discretion, such Option shall only be exercisable within the earlier of a date set forth in the Grant Agreement which shall be no longer than twelve (12) months from the Termination Date, or the expiry date of the Award set forth in the Grant Agreement, after which the Option will expire.

(d)	Termination Due to Disability or Retirement: Upon a Participant ceasing to be an Eligible Participant by reason of retirement or permanent disability, (i) any unvested Option shall terminate and become void immediately, and (ii) any vested Option will cease to be exercisable on the earlier of the ninety (90) days from the date of retirement or the date on which the Participant ceases his or her employment or service relationship with the Corporation or any Subsidiary by reason of permanent disability, and the expiry date of the Award set forth in the Grant Agreement, after which the Option will expire.

(e)	Termination Due to Death: Upon a Participant ceasing to be an Eligible Participant by reason of death, any vested Option granted to such Participant may be exercised by the liquidator, executor or administrator, as the case may be, of the estate of the Participant for that number of Common Shares only which such Participant was entitled to acquire under the respective Options (the “Vested Awards”) on the date of such Participant’s death. Such Vested Awards shall only be exercisable within twelve (12) months after the Participant’s death or prior to the expiration of the original term of the Options whichever occurs earlier. Additionally, in respect of any Share Units and/or DSUs, all unvested Share Units and/or DSUs in the Participant’s Account as of such date relating to a Restriction Period in progress shall remain outstanding and in effect pursuant to the terms of the Plan and the applicable Share Unit Agreement or DSU Agreement.

(f)	Termination in Connection with a Change of Control: If, after a Change of Control (as defined in the Plan), a Participant who was also an officer or employee of, or a consultant to, the Corporation prior to the Change of Control, has their position, employment or consulting agreement terminated, or the Participant is constructively dismissed, on or during the 12-month period immediately following a change in control, then all of the Participant’s unvested Awards are immediately vested and any vested Options remain exercisable until the earlier of ninety (90) days following the termination date and the expiry date of the Option.

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Change of Control

In the event of a potential Change of Control (as described in the Omnibus Plan) the Board will have the power, in its sole discretion, to modify the terms of the Plan and/or the Awards to assist the Participants to tender into a take-over bid or participating in any other transaction leading to a Change of Control. For greater certainty, in the event of a take-over bid or any other transaction leading to a Change of Control, the Board shall have the power, in its sole discretion, subject to any required approval of the Exchanges to (i) provide that any or all Awards shall thereupon terminate, provided that any such outstanding Awards that have vested shall remain exercisable until consummation of such Change of Control, and (ii) permit Participants to conditionally exercise their vested Options, such conditional exercise to be conditional upon the take-up by such offeror of the Common Shares or other securities tendered to such take-over bid in accordance with the terms of such take-over bid (or the effectiveness of such other transaction leading to a Change of Control).

If the Corporation completes a transaction constituting a Change of Control and within twelve (12) months following the Change of Control a Participant who was also an Officer or Employee of, or Consultant to, the Corporation prior to the Change of Control has their position, employment or consulting agreement terminated, or the Participant is constructively dismissed, then all unvested Awards of the Participant shall immediately vest and become exercisable, and remain open for exercise until the earlier of their expiry date as set out in the Award Agreement and the date that is twelve (12) months after such termination or dismissal.

Assignment

Each Award granted under the Omnibus Plan is personal to the Participant and shall not be assignable or transferable by the Participant, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased Participant. No Award granted hereunder shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.

Amendment

The Board may suspend or terminate the Omnibus Plan at any time, or from time to time amend or revise the terms of the Plan or any granted Award without the consent of the Participants provided that such suspension, termination, amendment or revision shall:

(g)	not adversely alter or impair the rights of any Participant, without the consent of such Participant except as permitted by the provisions of the Omnibus Plan; and

(h)	be in compliance with applicable law and with the prior approval, if required, of the shareholders of the Corporation, the Exchanges, or any other regulatory body having authority over the Corporation.

Subject to the terms of the Omnibus Plan, the Board may, from time to time, in its absolute discretion and without approval of the shareholders of the Corporation make the following amendments to the Omnibus Plan, unless where required by law or the requirements of the Exchanges:

(a)	any amendment to the vesting provision, if applicable, of Options or Share Units, or assignability provisions of the Awards;

(b)	any amendment which accelerates the date on which any Option may be exercised under the Plan;

(c)	any amendment necessary to comply with applicable law or the requirements of the Exchanges or any other regulatory body;

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(d)	any amendment to clarify the meaning of an existing provision of the Omnibus Plan, correct or supplement any provision of the Omnibus Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan;

(e)	any amendment regarding the administration of the Omnibus Plan;

(f)	any amendment to add provisions permitting the grant of Awards settled otherwise than with Shares issued from treasury (subject to any required prior notifications or approvals of the TSXV), or adopt a clawback provision applicable to equity compensation; and

(g)	any other amendment that does not require the approval of the shareholders of the Corporation as outlined in the paragraph below.

The Board shall be required to obtain disinterested shareholder approval, if required under the rules of the Exchanges, to make the following amendments:

(a)	an increase in the maximum number of Common Shares issuable under the Plan, except in the event of an adjustment pursuant to the Omnibus Plan;

(b)	except in accordance with the terms of the Omnibus Plan, any amendment which reduces the exercise price of an Option or any cancellation of an Option and replacement of such Option with an Option with a lower exercise price;

(c)	any amendment reduction in the price of an Option or extension of the term of an Option if the Participant is an Insider of the Corporation at the time of the proposed amendment;

(d)	any amendment which extends the expiry date of any Award, or the Restriction Period of any Share Unit beyond the original expiry date or Restriction Period;

(e)	any amendment which increases the maximum number of Common Shares that may be issuable under the Plan and any other proposed or established Share Compensation Arrangement; and

(f)	any amendment to the definition of Eligible Participant under the Plan,

provided that Common Shares held directly or indirectly by Insiders benefiting from the amendments shall be excluded when obtaining such shareholder approval.

Omnibus Plan Resolution

At the Meeting, Shareholders will be asked to consider and if thought fit, approve an ordinary resolution ratifying the adoption of the Omnibus Plan. In order to be effective, an ordinary resolution requires approval by a majority of the votes cast by Shareholders for such resolution ("Omnibus Plan Approval"). The text of the Omnibus Plan Resolution to be considered at the Meeting will substantially be as follows:

“BE IT RESOLVED as an ordinary resolution of shareholders of Osisko Development Corp. (the “Corporation”) that:

1.	Subject to receipt of any applicable regulatory approval, the adoption of the omnibus incentive plan (the “Omnibus Plan”) as approved by the board of directors of the Corporation (the “Board”) on March 26, 2025, in the form attached as Schedule “C” to the management information circular of the Corporation dated March 26, 2025, be and is hereby ratified, confirmed and approved.

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2.	The maximum number of common shares of the Corporation reserved for issuance under the Omnibus Plan and all other Security Based Compensation Arrangements (as defined in the Omnibus Plan) of the Corporation shall not 27,324,297 common shares in the capital of the Corporation (being 20% of the issued and outstanding as of March 26, 2025).

3.	The awards to be issued under the Omnibus Plan, and all unallocated options and other awards under the Omnibus Plan, be and are hereby ratified and approved.

4.	The outstanding awards under the Corporation's existing rolling stock option plan, deferred share unit plan and restricted share unit plan as of the date hereof will be automatically migrated and become subject to the Omnibus Plan, and such awards shall be governed or deemed to be governed by the provisions of the Omnibus Plan.

5.	Notwithstanding that this resolution be passed by the shareholders of the Corporation, the adoption of the proposed Omnibus Plan is conditional upon receipt of any applicable regulatory approvals, and the directors of the Corporation are hereby authorized and empowered to revoke this resolution, without any further approval of the shareholders of the Corporation, at any time if such revocation is considered necessary or desirable to the directors.

6.	The board of directors (the "Board") is hereby authorized to make such amendments to the Omnibus Plan from time to time, as may be required by the applicable regulatory authorities, or as may be considered appropriate by the Board, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Omnibus Plan, the approval of the shareholders.

7.	Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such documents and instruments and to perform or cause to be performed all such other acts and things as in such director’s or officer’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

The form of the Omnibus Plan Resolution set forth above is subject to such amendments as management may propose at the Meeting, but which do not materially affect the substance of the Omnibus Plan Resolution.

Recommendation of the Board of Directors

The Board of Directors has determined that the Omnibus Plan is in the best interests of the Corporation and unanimously recommends that the Shareholders vote FOR the Omnibus Plan Resolution. The persons named in the form of proxy, unless expressly directed to the contrary in such form of proxy, will vote such proxies FOR the Omnibus Plan Resolution to approve the Omnibus Plan.

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2.5            Approval of the Corporation’s Amended Stock Option Plan.

In the event that the Omnibus Plan Resolutions did not receive the requisite Omnibus Plan Approval, the Corporation will maintain its existing option plan. The Corporation first adopted, and the Shareholders approved, a stock option plan for officers, directors, employees and consultants of the Corporation on November 20, 2020, in connection with the RTO Transaction, which was amended and restated on March 21, 2023 (the “Amended SOP”) and approved by Shareholders on May 11, 2023. The Amended SOP was last approved by Shareholders on May 7, 2024. The Amended SOP is a “rolling” stock option plan since the number of Common Shares reserved for issuance pursuant to the grant of options of the Corporation (“Options”) will increase as the Corporation’s issued and outstanding share capital increases. At no time will more than 10% of the outstanding Common Shares be subject to grant under the Amended SOP or any of the Corporation’s security-based compensation arrangements. If an Option expires or otherwise terminates for any reason, the Common Shares reserved for issuance in respect of such Option will again be available for issuance under the Amended SOP. In accordance with Policy 4.4 – Security Based Compensation of the TSX Venture Exchange (the “Exchange”), the Amended SOP must receive Shareholder and Exchange approval annually.

Summary of the Amended Stock Option Plan

A summary of the key provisions of the Amended SOP is provided in section 4.2 Directors and Executive Compensation – Statement of Executive Compensation – Options of this Circular. A copy of the Amended SOP is appended to this Circular as Schedule “D” – Amended Stock Option Plan and on the Corporation’s website at https://osiskodev.com/about-us/#corporate-governance.

Shareholder Approval of the Amended Stock Option Plan

In the event that the Omnibus Plan Resolutions did not receive the requisite Omnibus Plan Approval, Shareholders of the Corporation will be asked to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution (the “Stock Option Plan Resolution”) approving the Amended SOP.

In order to be passed, the Stock Option Plan Resolution requires the approval of a majority of the votes cast thereon by Shareholders of the Corporation present in person or represented by proxy at the Meeting. The directors of the Corporation unanimously recommend that Shareholders vote in favour of the Stock Option Plan Resolution. The persons named in the form of proxy or VIF accompanying this Circular intend to vote FOR the Stock Option Plan Resolution, unless the Shareholder of the Corporation who has given such proxy has directed that the Common Shares represented by such proxy be voted against the Stock Option Plan Resolution.

The full text of the Stock Option Plan Resolution is set out below:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	the amended stock option plan of Osisko Development Corp. (the “Corporation”) a copy of which is available on the Corporation’s website at https://osiskodev.com/about-us/#corporate-governance (the “Amended SOP”) be, and hereby is approved and confirmed, including the reservation for issuance under the Amended SOP at any time of a maximum of 10% of the then issued and outstanding common shares of the Corporation, in accordance with the policies of TSX Venture Exchange (the “Exchange”);

2.	the Corporation be, and hereby is authorized to make such amendments, if any, to the Amended SOP, as may be requested by the Exchange in order that the Amended SOP complies with applicable policies of the Exchange; and

3.	any officer or director of the Corporation be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or to cause to be executed, under the seal of the Corporation or otherwise, and to deliver or to cause to be delivered, all such agreements, instruments, certificates, undertakings and other documents, and to do or to cause to be done all such other acts and things, as any one of them shall consider necessary or desirable to give effect to the intent of this resolution.”

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As of the Record Date, 6,231,485 Existing Awards are outstanding under the Existing Plans and Shares issued under the Amended ESPP (of which 4,440,691 Options are outstanding under the Amended SOP). Pursuant to the terms of the Amended SOP, the number of Common Shares reserved for issuance from the treasury under the Amended SOP and under all other security-based compensation arrangements of the Corporation and its subsidiaries shall not exceed 10% of the issued and outstanding Common Shares of the Corporation. As such, as of the Record Date, a maximum of 7,430,663 additional Options may be granted pursuant to the Amended SOP (based on the current issued capital of 136,621,488 Common Shares and 6,231,485 Existing Awards outstanding and Shares issued under the Amended ESPP).

2.6            Approval of the Corporation’s Amended Restricted Share Unit Plan

In the event that the Omnibus Plan Resolutions did not receive the requisite Omnibus Plan Approval, the Corporation intends to maintain its existing restricted share unit plan, subject to the amendments outlined below. The Corporation’s current restricted share unit plan (the “RSU Plan”) was first adopted on November 20, 2020 and amended and restated on March 17, 2023.

The RSU Plan was further amended and restated by the directors of the Corporation on March 26, 2025. The principal amendment to the RSU Plan is to amend Section 5(b) to provide for an increase in the maximum number of Common Shares that may be reserved for issuance under the RSU Plan from 1,333,333 to 3,500,000. The RSU Plan as amended will be referred to in this Circular as the “Amended RSU Plan”. This limit is subject to a to a maximum of 10% of the then issued and outstanding Common Shares being issuable pursuant to the Amended RSU Plan and all other security-based compensation arrangements of the Corporation. Any Common Shares subject to a RSU which has been cancelled or terminated in accordance with the terms of the Amended RSU Plan without settlement will again be available under the Amended RSU Plan.

Summary of the Amended RSU Plan

A summary of the key provisions of the Amended RSU is provided in Section 4.2 Statement of Executive Compensation – Amended Restricted Share Unit Plan of this Circular. A copy of the Amended RSU Plan is appended to this Circular as Schedule “E” – Amended Restricted Share Unit Plan and on the Corporation’s website at https://osiskodev.com/about-us/#corporate-governance.

Shareholder Approval of the Amended RSU Plan

In the event that the Omnibus Plan Resolutions did not receive the requisite Omnibus Plan Approval, at the Meeting, Shareholders of the Corporation will be asked to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution (the “Restricted Share Unit Plan Resolution”) approving the Amended RSU Plan.

In accordance with the policies of the TSXV, the Restricted Share Unit Plan Resolution will require the approval of majority of the votes cast in person or by proxy at the Meeting by Shareholders.

The directors of the Corporation unanimously recommend that Shareholders vote in favour of the Restricted Share Unit Plan Resolution. The persons named in the form of proxy or VIF accompanying this Circular intend to vote FOR the Restricted Share Unit Plan Resolution, unless the Shareholder of the Corporation who has given such proxy has directed that the Common Shares represented by such proxy be voted against the Restricted Share Unit Plan Resolution.

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The full text of the Restricted Share Unit Plan Resolution is set out below:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	the amended restricted share unit plan of Osisko Development Corp. (the “Corporation”) appended as Schedule “E” (the “Amended RSU Plan”) to the management information circular of the Corporation dated March 26, 2025, be and is hereby ratified and approved;

2.	all restricted share units issued and to be issued under the Amended RSU Plan, be and are hereby approved; and

3.	the board of directors of the Corporation (the “Board”) be authorized to make any further amendments to the Amended RSU Plan from time to time, as may be required by the applicable regulatory authorities, or as may be considered appropriate by the Board, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Amended RSU Plan, the approval of the shareholders of the Corporation.”

Part 3: ABOUT OSISKO DEVELOPMENT

3.1            Corporate Governance Practices

The Corporation believes in the importance of a strong board of directors and sound corporate governance policies and practices to direct and manage our business affairs. Good corporate governance is essential to retaining the trust of our Shareholders, attracting the right people to the organization and maintaining our social license in the communities where we work and operate. The Corporation also believes that good governance enhances its performance.

The Corporation’s governance framework is evolving as the Corporation continues to grow. Its governance policies respect the rights of Shareholders and comply with the rules of the CSA and the Exchange. The Board believes that constructive engagement with Shareholders is important for good corporate governance and transparency and welcomes shareholder inquiries and comments. Shareholders, employees and other interested parties may communicate directly with the Chair of the Board by e-mailing chair@osiskodev.com.

The Board has adopted Board and Board Committee charters as well as other appropriate policies and practices. Those policies include:

• Code of Ethics	• Policy Regarding Tenure on the Board of Directors

• Majority Voting Policy	• Environmental Policy

• Disclosure Policy	• Health and Safety Policy

• Internal Whistle Blowing Policy	• Clawback Policy

• Policy Regarding Diversity in Corporate Talent	• Securities Trading Policy

• Policy Regarding the Diversity of the Board of Directors	• Directors and Officers Investment Policy

• Policy on the Prevention of Psychological or Sexual Harassment in the Workplace and the Handling of Complaints	• Protection of Privacy Policy

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A copy of the Corporation’s Board and Board Committee charters as well as the policies listed above are posted on the Corporation’s website at https://osiskodev.com/about-us/#corporate-governance and can be requested via email at info@osiskodev.com.

The following discussion outlines some of the Corporation’s current corporate governance practices, particularly with respect to the matters addressed by Policy Statement 58-201 to Corporate Governance Guidelines and Regulation 58-101 adopted by the CSA.

3.2            Code of Ethics

The Board has adopted a Code of Ethics applicable to all of its directors, officers and employees, including the Chair of the Board and Chief Executive Officer, the Lead Director, the President, the Chief Financial Officer and Vice President, Finance and other persons performing financial reporting functions.

The Code of Ethics communicates to directors, officers and employees standards for business conduct in the use of the Corporation’s time, resources and assets, and identifies and clarifies proper conduct in areas of potential conflict of interest. Each director, officer and employee is provided with a copy of the Code of Ethics upon beginning their position and is asked to sign an acknowledgement that the standards and principles of the Code of Ethics will be maintained at all times. Directors, officers and designated employees are required, on an annual basis, to re-declare their commitment to abide by the Corporation’s Code of Ethics.

The Code of Ethics is designed to deter wrongdoing and promote: (a) honest and ethical conduct; (b) compliance with laws, rules and regulations; (c) prompt internal reporting of Code of Ethics violations; and (d) accountability for adherence to the Code of Ethics.

Violations from standards established in the Code of Ethics, and specifically under internal accounting controls, are reported to the Chief Financial Officer and Vice President, Finance and Corporate Secretary, which can be done anonymously. The Chief Financial Officer and Vice President, Finance and Corporate Secretary report to the Audit and Risk Committee, which communicates to the Board any such alleged violations on at least a quarterly basis, or more frequently depending on the specifics of the alleged violations. The Corporation’s Code of Ethics as well as the compliance therewith is reviewed on an annual basis, as employees, directors and officers renew their undertakings. Management of the Corporation reports annually to the Governance and Nomination Committee all non-compliance statements so disclosed by directors, officers and designated employees.

The Corporation’s Code of Ethics provides that directors, officers and employees must avoid conflicts of interests, both real and perceived. In practice, should a director have a material interest or be otherwise in conflict of interest with respect to a transaction or agreement considered by the Board, he/she must disclose his/her conflict of interest and withdraw from any discussions, assessment or decision related to the particular transaction or agreement.

In the event that any transactions or agreements are contemplated in respect of which a director or executive officer has a material interest, the matter must be initially reviewed by the Audit and Risk Committee and is then submitted to the Board. The Board may implement any measures that it finds necessary in order to oversee the exercise of independent judgment. In the event a director has a material interest in any transaction or agreement, such director will abstain from voting in that regard.

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In addition, the Board has established under the Corporation’s Internal Whistleblowing Policy, a process for the receipt and treatment of all complaints concerning accounting, internal accounting controls, auditing or any other wrongdoing, including in connection with the Corporation’s Code of Ethics submitted by any employee, including procedures for the confidential anonymous submissions by employees of concerns regarding said matters. To help in this process, the Corporation established an Ethics Line, which is a phone and internet-based reporting system (1-877-378-7347 or ethics@osiskodev.com).

Through the above-noted methods, the Board encourages and promotes a culture of ethical business conduct. Specifically, the President, the Chair and Chief Executive Officer and the Governance and Nomination Committee are responsible for promoting a corporate culture that supports the highest of ethical standards, encourages personal integrity and assumes social responsibility. In addition, the directors, officers and employees of the Corporation are expected to act and to hold their office within the best interests of the Corporation. The Corporation expects that all directors shall act in compliance with all laws and regulations applicable to their office as director of the Corporation.

A copy of the Code of Ethics is available on the Corporation’s website at https://osiskodev.com/about-us/#corporate-governance. The Corporation may adopt, from time to time, policies and guidelines relating to ethics that apply to all directors, officers and employees of the Corporation.

3.3            Harassment Policy

On November 25, 2020, the Board of Directors adopted a policy on the prevention of psychological or sexual harassment in the workplace and the handling of complaints (the “Harassment Policy”). The Corporation does not tolerate or accept any form of psychological or sexual harassment, and the Harassment Policy is intended to prevent and put an end to any such situation, including any form of discriminatory harassment. The Harassment Policy also provides for intervention measures applicable to harassment complaints filed or situations of harassment reported to the Corporation. All communications are forwarded directly to the Chair of the Human Resources Committee and the Chief Financial Officer and Vice President, Finance. The Harassment Policy is reviewed on an annual basis by the Human Resources Committee, which recommends appropriate changes to the Corporation’s Board for approval, as applicable.

3.4            Policy Regarding the Diversity of the Board of Directors

The Corporation is committed to diversity among its Board of Directors. On November 25, 2020, the Board adopted a written policy regarding the diversity of the Board of Directors (the “Diversity Policy”), following recommendations of the Governance and Nomination Committee. In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Corporation’s success. By bringing individuals from diverse backgrounds and giving each person the opportunity to contribute their skills, experience and perspectives in an inclusive workplace, the Corporation believes that it is better able to develop solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity to be an important attribute of a well-functioning Board, which will assist the Corporation in achieving its long-term goals.

At all times, the Corporation seeks to maintain a Board comprised of talented and dedicated directors with a mix of experience, skills and backgrounds collectively reflecting the strategic needs of the business and the nature of the environment in which the Corporation operates. When assessing Board composition or identifying suitable candidates for appointment or re-election to the Board, the Corporation will consider candidates using objective criteria having due regard to the benefits of diversity and the needs of the Board.

When recommending nominees for appointment to the Board, with the goal of enhancing Board diversity, the Governance and Nomination Committee will be guided by (i) identifying candidates who are highly qualified based on their experience, expertise, skills and qualities, and (ii) evaluating such candidates based on their expertise with reference to the skills identified as required by the Board in accordance with the director skills matrix. When assessing the composition of the Board, the Governance and Nomination Committee’s principal focus is on ensuring that the Board has the diverse experiences, skills and backgrounds needed to oversee collectively the business of the Corporation. The Governance and Nomination Committee takes a balanced approach when considering the extent to which personal characteristics are taken into account to oversee the Board can fulfill its role in all respects.

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In accordance with its Diversity Policy, the Board wishes to maintain at least thirty percent (30%) of women representation on the Board of the Corporation. The Board has not adopted formal targets for each of the other “Designated Groups” as defined in the Employment Equity Act (namely women, members of a visible minority, aboriginal persons or persons with a disability), as the Board considers the representation of the Designated Groups in the process of selecting individual candidates.

On an annual basis, the Governance and Nomination Committee reviews the Diversity Policy to oversee it is effective in achieving its objectives and the Board continues to meet or exceed the target of 30% of directors identifying as women. Any changes to the Diversity Policy or additional diversity achievements are reported annually in the Corporation’s management information circular. A copy of the Diversity Policy is available on the Corporation’s website at https://osiskodev.com/about-us/#corporate-governance.

The Corporation nearly achieved its target of having at least thirty percent (30%) women representation on the Board for the financial year ended December 31, 2024. From the May 7, 2024 to December 4, 2024, two (2) out of six (6) Directors identified as women, accounting for approximately thirty-three (33%) of the Board. As of the Record Date, one (1) of the six (6) current directors identifies as women, representing approximately seventeen percent (17%) representation.

If all of Management’s nominees for election are elected as directors, women will represent one (1) out of the six (6) members or approximately twenty-nine (17%) of the total number of directors. The table below shows the change in gender diversity of the Board’s directors since adopting the Diversity Policy:

	2021	2022	2023	2024		2025(1)
Number of women directors	3	2	2	2	(2)	1
% of women directors	38%	33%	29%	29%		17%

Note:

(1)	These figures assume that all director nominees at the Meeting will be elected.

(2)	From the May 7, 2024to December 4, 2024, women represented 33.3% of the Board. This percentage decreased to approximately 29% as of December 5, 2024, following the appointment of Mr. Quin. Following Mrs. Katusa resignation from the Board on December 12, 2024, women represented 16.67% of the Board.

3.5            Policy regarding the Diversity in Corporate Talent

The Corporation is committed to diversity among its management team. On November 25, 2020, the Board adopted a written policy regarding the diversity in corporate talent (the “Management Diversity Policy”) following recommendations of the Human Resources Committee.

In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Corporation’s success. By bringing together individuals from diverse backgrounds and giving each person the opportunity to contribute their skills, experience and perspectives in an inclusive workplace, the Corporation believes that it is better able to develop solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity as defined in the Management Diversity Policy (“Diversity”) to be an important attribute of a well-functioning company, which will assist the Corporation to achieve its long-term goals.

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The Corporation believes that Diversity enriches discussions and performance of its team in the pursuit of its short and long-term corporate objectives. Furthermore, the Corporation believes the promotion of Diversity is best served through careful consideration of all of the knowledge, experience, skills and backgrounds of each individual candidate for senior management roles in light of the needs of the Corporation without focusing on a single Diversity characteristic and, accordingly, has not adopted specific corporate talent Diversity goals with respect to any of the Designated Groups besides the gender representation target. The Corporation considers the representation of the other members of the Designated Groups in the process of selecting individual candidates. As part of its strategy to recruit and maintain a diversified organization, the Corporation will:

•	promote Diversity within its team, with particular emphasis on gender diversity;

•	promote the contribution of women and other members of the Designated Groups to the success of the organization;

•	assist in the development of women and other members of the Designated Groups within the organization through training, inside sponsorship and outside mentoring;

•	for every open position within the organization, promote the candidacy of at least one woman and representatives of the other members of the Designated Groups will be considered as potential candidates;

•	encourage an awareness in all staff of their rights and responsibilities with regard to fairness, equity and respect for all aspects of Diversity;

•	actively participate in internal and external initiatives to promote Diversity in its industry with specific focus on gender diversity; and

•	provide a work environment that accommodates family and work life balance, while maintaining a high achievement culture.

The Corporation aims to have 25% of senior management roles (as defined under the Management Diversity Policy) held by women by December 31, 2025 (the “Target Date”). For the purposes of the Management Diversity Policy, “Senior Management” is defined as including the following individuals: the President, the Chief Executive Officer, the Chief Financial Officer, Vice-Presidents and any individual who performs a policy-making function within the Corporation. As of the date hereof, none of the six (6) members of Senior Management, which represents approximately 0% of Senior Management, identify as a woman.

In addition, amongst nine (9) members of senior management of the Corporation and its major subsidiaries, as “senior management” is defined under the Canada Business Corporations Regulations, 2001 (the “CBCA Regs”), none identify as a woman, of senior management of the Corporation and its major subsidiaries, as “senior management” is defined under CBCA Regs. No members of senior management of the Corporation or its major subsidiaries (as “senior management” is defined under the CBCA Regs) identify as members of any other Designated Group.

The Management Diversity Policy is reviewed annually by the Human Resources Committee to oversee it is effective in achieving its objectives. Any changes to the Management Diversity Policy as well as additional Diversity achievements will be reported annually in the Corporation’s management information circular. A copy of the Management Diversity Policy is available on the Corporation’s website at https://osiskodev.com/about-us/#corporate-governance.

The Corporation conducted a voluntary survey on Board and Senior Management Diversity, the objective of which was to determine the number of current directors and members of Senior Management who identify being a member of one or more of the Designated Groups. The results of this survey are presented below. As of the date of this Circular, the Corporation has a total of six (6) directors and six (6) members of Senior Management, one (1) of which are also a director of the Corporation. The number and proportion of directors and members of Senior Management who identify as being a member of the four Designated Groups are as follows:

Directors

Designated Group	Target	Number	Achievement
Women	30%	1	17	%(1)
Aboriginal Persons	n/a	0	n/a
Persons with Disabilities	n/a	0	n/a
Members of Visible Minorities	n/a	0	n/a

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Designated Group	Target	Number	Achievement
Members of Visible Minorities	n/a	0	n/a

Note:

(1)	This figure represents the percentage of women directors on the Board after the Meeting, assuming that all director nominees at the Meeting will be elected.

Senior Management

Designated Group	Target	Number	Achievement
Women	25%	0	n/a
Aboriginal Persons	n/a	0	n/a
Persons with Disabilities	n/a	0	n/a
Members of Visible Minorities	n/a	0	n/a

3.6            Policy regarding Tenure on the Board of Directors

The Board of Directors is committed to a process of Board renewal and succession-planning for non-executive directors in order to balance the benefits of experience with the need for new perspectives on the Board while maintaining an appropriate degree of continuity and adequate opportunity for the transition of Board and Board Committee roles and responsibilities. Accordingly, following the recommendations of the Governance and Nomination Committee, on November 25, 2020, the Board adopted a policy regarding the tenure on the Board (the “Board Tenure Policy”).

The Governance and Nomination Committee is responsible for recommending nominees for election to the Board and, in furtherance of such responsibility, it analyzes the competencies and skills of existing non-executive directors, oversees an annual director evaluation process, and assesses the current and future needs of the Board, including the need to comply with the Corporation’s Diversity Policy.

In order to assist the Governance and Nomination Committee and the Board in succession-planning for non-executive directors and appropriate Board renewal, the Board has adopted limits on Board tenure. Non-executive directors will not be re-nominated for election at an annual meeting after the earlier of the following has occurred:

a)	such director has served 12 years following the date on which the director first began serving on the Board (the “Term Limit”); or

b)	such director has reached the age of 72 years old on or before the date of the annual or special meeting of Shareholders of the Corporation called in respect of the election of directors (the “Retirement Age”);

provided that, for greater certainty, there should be no expectation that a non-executive director will serve on the Board for the periods contemplated by the Term Limit or until such director reaches the Retirement Age (collectively the “Board Tenure Limits”).

Notwithstanding the foregoing, the Board Tenure Limits shall not apply to a non-executive director who has yet to be elected annually for the fifth (5th) consecutive time by the Shareholders. Once a non-executive director has been elected or re-elected five (5) times, these Board Tenure Limits apply notwithstanding that such director has continued to receive satisfactory annual performance evaluations, has needed skills and experience and meets other Board policies or legal requirements for Board service.

Exceptionally, on a case-by-case basis and on the recommendation of the Governance and Nomination Committee, a non-executive director who has reached the Term Limit or the Retirement Age may be nominated to serve on the Board for up to a maximum of two (2) additional years.

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In determining whether to make such a recommendation to the Board, the Governance and Nomination Committee shall consider the following factors, among others:

a)	whether the director has received positive annual performance assessments;

b)	whether the Governance and Nomination Committee believes it is in the best interests of the Corporation that the director continues to serve on the Board; and

c)	whether the director has been re-elected annually by the Corporation’s shareholders in accordance with the Corporation’s Majority Voting Policy.

Notwithstanding the foregoing, the Board retains full discretion in approving such recommendations by the Governance and Nomination Committee.

In addition, directors are expected to inform the Chair of the Board or the Lead Director of any major change in their principal occupation so that the Board has the opportunity to decide the appropriateness of such director’s continuation as a member of the Board or of a Board Committee. Directors are also expected to provide the Chair of the Board or the Lead Director with information as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such director to continue to serve as a member of the Board or of a Board Committee. The Governance and Nomination Committee will apply Board nominee selection criteria, including directors’ past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending directors for re-election for another term. A copy of the Board Tenure Policy is available on the Corporation’s website at https://osiskodev.com/about-us/#corporate-governance. The following table illustrates the age group and applicable tenure for each non-executive director nominee:

	AGE						APPLICABLE TENURE
NAME	38 – 49	50 – 54	55 – 59	60 – 64	65 – 69	70 – 74	12 YEARS (FROM THE FIRST ELECTION)	LATEST OF 72 YEARS OF AGE OR FIFTH ELECTION
Michèle McCarthy					✓		2032
Duncan Middlemiss				✓			2032
Charles E. Page						✓		2024(1)
David Danziger					✓			2029
Stephen Quin					✓		2037

Note:

(1)	Although Mr. Page has reached the age of 72 years and was elected for his fifth consecutive term in 2024, the Governance and Nomination Committee has recommended, and the has Board approved, Mr. Page’s nomination for re-election for an additional term, in line with the Corporation’s Board Tenure Policy.

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3.7            Clawback Policy

On November 25, 2020, following the recommendation of the Human Resources Committee, the Board adopted a written Policy on Recovery of Incentive Compensation (the “Policy”). On November 8, 2023, in accordance with the New York Stock Exchange (“NYSE”) listing requirements, the Clawback Policy (the “Clawback Policy”) was adopted by the Board, replacing the Policy. A copy of the Clawback Policy is available on the Corporation’s website at https://osiskodev.com/about-us/#corporate-governance. The Clawback Policy applies to the Corporation’s current or former Chief Executive Officer, President, Chief Financial Officer, Controller, any Vice-President of the Corporation in charge of a principal business unit, division or function, and any other current or former officer or person who performs a significant policy-making function for the Corporation, including executive officers of the Corporation’s subsidiaries (the “Executive Officers”). The Clawback Policy allows the Board, in the event of a restatement of the Corporation’s financial results (the “Restatement”), at its sole and absolute discretion, to establish and reserve the right to recover:

a)	the amount of incentive-based compensation received by the Executive Officer that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the Restatement (the “Recoverable Amount”) calculated in accordance with the rules of the United States Securities and Exchange Commission (the “Commission”);

b)	the excess portion of the equity award that would not have been granted or vested based on the Restatement, if the equity award is still outstanding;

c)	if the equity award has been exercised or settled into shares (the “Underlying Shares”), and the Executive Officer still holds the Underlying Shares, the number of Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares); and

d)	if the Underlying Shares have been sold by the Executive Officer, the proceeds received by the Executive Officer from the sale of the Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares)

in each case, during the period (the “Clawback Period”) consisting of any of the three fiscal completed years immediately preceding:

a)	the date that the Board (or Audit and Risk Committee) concludes, or reasonably should have concluded, that the Corporation is required to prepare a Restatement; or

b)	the date that a court, regulator, or other legally authorized body directs the Corporation to prepare a Restatement.

In no event shall the Corporation be required to award Executive Officers an additional payment if the restated or accurate financial results would have resulted in a higher incentive compensation payment.

If the Corporation is required to prepare an accounting restatement due to the material noncompliance of the Corporation, as a result of misconduct, with any financial reporting requirement under securities laws, then, in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, the Chief Executive Officer and Chief Financial Officer (at the time the financial document embodying such financial reporting requirement was originally issued) shall reimburse the Corporation for (i) any bonus or other incentive-based or equity-based compensation received from the Corporation during the 12-month period following the first public issuance or filing with the Commission (whichever first occurs) of such financial document and (ii) any profits realized from the sale of securities of the Corporation during that 12-month period.

3.8            Role of the Board of Directors

The primary responsibility of the Board is to oversee the management of the business and affairs of the Corporation. In discharging its fiduciary duties, Board members are expected to use their experience and expertise to guide Management on good governance practices are adhered to. The Board oversees the Corporation’s systems of corporate governance and financial reporting and controls, so the the Corporation reports adequate and reliable financial and other information to Shareholders and engages in ethical and legal conduct.

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The Corporation expects each member of its Board to act honestly and in good faith and to exercise business judgment that is in the best interests of the Corporation and its stakeholders. The Board is led by the Chair, who does not have a second or casting vote in the case of equality of votes in any matter brought before the Board, and the Chair is supported by a Lead Director, who provides independent leadership to the independent directors.

In addition to possessing the requisite skill and experience required to carry out their functions, directors must demonstrate a track record of honesty, integrity, ethical behaviour, fairness and responsibility and a commitment to representing the long-term interests of the Corporation’s stakeholders. They must also be able to devote the time required to discharge their duties and responsibilities effectively. In addition to the foregoing, each director is expected to:

•	Develop an understanding of the Corporation’s strategy, business environment, the market in which the Corporation operates and its financial position and performance;

•	Be willing to share expertise and experience with Management and fellow directors, and to use a respectful, collegial approach in challenging the views of others;

•	Diligently prepare for each Board and Committee meeting by reviewing all of the meeting materials in advance of the meeting date;

•	Actively and constructively participate in each meeting and seek clarification when necessary to fully understand the issues being considered;

•	Leverage experience and wisdom in making sound strategic and operational business decisions; and

•	Demonstrate business acumen and a mindset for risk oversight.

A copy of the Charter of the Board is attached in this Circular as Schedule “A”.

Committees of the Board

The Board has established four standing Board Committees: (i) the Audit and Risk Committee, (ii) the Human Resources Committee, (iii) the Environmental and Sustainability Committee and (iv) the Governance and Nomination Committee. Each Board Committee operates under a written charter adopted by the Board.

Committee Membership
Name of Director	Audit and Risk	Human Resources	Environmental and Sustainability	Governance and Nomination	Independent
David Danziger	✓			✓	✓
Michèle McCarthy	✓ (Chair)	✓		✓ (Chair)	✓
Duncan Middlemiss(1)		✓ (Chair)	✓ (2)	✓	✓
Charles E. Page	✓	✓			✓
Sean Roosen			✓
Stephen Quin			✓ (Chair) (3)		✓

Notes:

(1)	Mr. Middlemiss stepped down from the Audit and Risk Committee on February 18, 2025.

(2)	Mr. Middlemiss was appointed as member of the Environmental and Sustainability Committee on February 18, 2025.

(3)	Mr. Quin was appointed as Chair of the Environmental and Sustainability Committee on February 18, 2025.

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Audit and Risk Committee

Meetings held in 2024:	4
Primary Responsibilities

•      Oversee the Corporation’s accounting and financial reporting principles and policies and internal audit controls and procedures;

•      Monitor the integrity and transparency of the Corporation’s financial statements and the independent audit thereof;

•      Review the Corporation’s cyber security program and cyber resilience practices;

•      Select, evaluate and, where deemed appropriate, replace the external auditors;

•      Evaluate the independence of the external auditors; and

•      Oversee the Corporation’s risk identification, assessment and management program and compliance with legal and regulatory requirements in respect of the above.

Audit and Risk Committee Members’ Education and Experience
Committee Members(1)	Education/Experience
Michèle McCarthy (Chair)

•      Holds a Bachelor of Laws degree and a Master of Laws degree in Securities Law from Osgoode Hall;

•      Worked as Chief Legal Officer, Chief Privacy Officer, Corporate Secretary and Ombudsman at ResMor Trust Company, and led the acquisition of ResMor in 2007 and its continuance as a bank in 2009-2011;

•      Worked as Chief Legal Officer and Head of Compliance and Office Services for Deutsche Bank and led its transition to a bank branch;

•      Acknowledged as a banking and restructuring expert at Deutsche Bank, UBS, GMAC and in fintech at Bitcoin Well;

•      Served on the special committee in the going private transaction at Equity Financial Holdings and in the acquisition of Sandy Lake Gold by a majority shareholder; and

•       Served as an Audit Committee member for Sandy Lake Gold, Equity Financial Holdings (Equity Trust) and Chair of the Audit and Risk Committee for the Toronto Port Authority.

David Danziger

•       Holds a Bachelor of Commerce degree and qualifies as a Chartered Accountant (1983);

•       Chartered Professional Accountant with over 30 years of experience in audit, accounting and management consulting;

•      Audit partner and compliance advisor to numerous public companies;

•      Senior Advisor at MNP LLP; and

•      Member of the advisory committee to the Exchange, past member of the Ontario Securities Commission’s Advisory Committee on Small and Medium Sized Enterprises, as well as a past member of the CPA/PDAC Taskforce on IFRS for Mining.

Charles E. Page

•       Professional geologist with more than 40 years of board experience in the mineral industry;

•       Held progressive leadership roles in developing strategies to explore, finance and develop mineral properties in Canada and internationally;

•      Worked at Queenston Mining Inc. in various capacities, including President and Chief Executive Officer, from 1990 to its sale to Osisko Mining Corporation in 2012; and

•      Audit and Risk Committee member of Unigold Inc. and past Audit and Risk Committee member of Osisko Gold Royalties Ltd.

Note:

(1)	Membership as of the date hereof.

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All members of the Audit and Risk Committee are “financially literate” within the meaning of applicable regulations. In considering criteria for determination of financial literacy, the Board assesses the ability to understand financial statements of the Corporation. In determining accounting or related financial expertise, the Board considers familiarity with accounting issues pertinent to the Corporation, past employment experience in finance or accounting, requisite professional certification in accounting, and any other comparable experience or background which results in the individuals’ financial sophistication.

Audit and Risk Committee Oversight

The function of the Audit and Risk Committee is to provide independent and objective oversight. The management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation’s financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Corporation’s annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit and Risk Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Audit and Risk Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit and Risk Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit and Risk Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board) and (iii) representations made by management as to non-audit services provided by the auditors to the Corporation.

The Board has adopted the Audit and Risk Committee Charter, mandating the role of the Audit and Risk Committee in supporting the Board in meeting its responsibilities to Shareholders. A copy of the Charter of the Audit and Risk Committee is attached in this Circular as Schedule “B”.

At no time since the commencement of the Corporation’s most recently completed financial year was a recommendation of the Audit and Risk Committee to nominate or compensate an external auditor not adopted by the Board.

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Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemptions in Sections 2.4 and 6.1.1 of Regulation 52-110 or an exemption from Regulation 52-110, in whole or in part, granted under Part 8 of Regulation 52-110.

Pre-Approval Policies and Procedures

The Audit and Risk Committee has not adopted any specific policies and procedures for the engagement of non-audit services. However, any non-audit service shall be submitted to the Audit and Risk Committee for approval.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation’s external auditor in the last two fiscal years are as follows:

	2024	2023
Audit fees(1)	885,837	851,025
Audit-related fees(2)	-	-
Tax fees(3)	46,847	22,948
All other fees(4)	6,560	3,757
Total	939,243	877,728

Notes:

(1)	Audit fees include services rendered in connection with the audit of the Corporation’s annual consolidated financial statements, including interim reviews for the first three fiscal quarters. Audit fees for 2023 also includes the fees for services in connection with bought deal financing.

(2)	Audit-related fees include fees related to the listing of the Corporation’s Common Shares on the NYSE, financing, and other support services.

(3)	Tax fees are mainly related to the preparation of tax returns.

(4)	All other fees not included above.

Human Resources Committee

Meetings held in 2024:	5
Primary Responsibilities

•      Recommend, monitor and review compensation programs for non-executive directors and senior executives;(1)

•      Oversee the treatment of complaints received pursuant to the Corporation’s Policy on the Prevention of Psychological or Sexual Harassment in the Workplace and the Handling of Complaints, as further described below. In carrying out its duties, the Human Resources Committee consults the Chair and Chief Executive Officer, the President, the Chief Financial Officer and Vice President, Finance and Corporate Secretary. The Human Resources Committee may also hire and retain, from time to time, the services of external consultants, at its discretion;

•      Oversee that the Corporation attracts and retains a senior leadership team that will develop and execute a strategic plan, through which the Corporation is expected to deliver superior value over the long-term to its Shareholders and other stakeholders;

•      Approve compensation objectives and the specific compensation programs for policies and practices of the Corporation on matters of remuneration, succession planning for the Chief Executive Officer and senior management, human resources recruitment, development, retention and performance evaluations, which policies are developed and implemented in conformity with the Corporation’s objectives with the view to attracting and retaining the best qualified management and employees.

Note:

(1)	Compensation plans for non-executive directors are assessed within the framework of a corporate compensation policy and those for senior executives are assessed, in particular to oversee they reflect the responsibilities and risks involved in being an efficient officer but do not encourage excessive or inappropriate risk taking.

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Human Resources Members’ Education and Experience
Committee Members(2)	Education/Experience
Duncan Middlemiss (Chair)	• Significant experience in human resource and compensation leadership in dramatically evolving markets; and • Skilled professional in talent retention and fair compensation.
Michèle McCarthy	• Served as the Chair of the human resources committee for Canada’s National Ballet School; and • Served as the Chair of the Pension Committee for the Toronto Port Authority.
Charles E. Page

•      Professional geologist with more than 40 years of board experience in the mineral industry with insights in the management of emerging exploration companies and creation of value in the sector; and

•      Member of the human resources committee of Unigold Inc.

Note:

(1)	Membership as of the date hereof.

The Board, through the Human Resources Committee, is responsible for succession planning to make sure that the Corporation has continuity and depth of talent to oversee an orderly succession of the officers of the Corporation. The Human Resource Committee develops, reviews and maintains a comprehensive succession plan that includes the officers of the Corporation. The Human Resource Committee discusses the qualifications required for the key positions, the competencies, and development considerations for each potential successor candidate, and the performance of individual executives in their current roles to assess whether there is readiness to fill potential vacancies with qualified people.

Environmental and Sustainability Committee

Meetings held in 2024:	3
Primary Responsibilities
• Review the corporate policies and guidelines, systems and controls that are prepared and/or implemented by Management in connection with the activities of the Corporation in respect of the work environment (occupational health, safety and training matters), the human environment (corporate social responsibility matters) and the physical environment (environmental matters);

•     Deal with all matters relating to the foregoing including, without restriction, evaluating the Corporation’s overall performance in respect of these areas of activity as well as evaluating how the work, human and physical environments affect the Corporation;

•      Make relevant recommendations to the Board in respect of any of the foregoing, and oversee the implementation and administration thereof.

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Environmental and Sustainability Members’ Education and Experience
Committee Members(1)	Education/Experience
Stephen Quin (Chair) (2)

•       Over 40 years of experience across all stages of the mining industry, from exploration through to operations and closure;

•       Former President & CEO of Perpetua Resources Corp., formerly Midas Gold Corp, and, prior to that, President of Capstone Mining Corp. and, prior to the merger with Capstone, former President & CEO of Sherwood Copper Corp, Executive Vice President of Miramar Mining Corp;

•       Extensive senior management experience in leadership, policy development, and system monitoring, with a strong focus on environmental protection, restoration, and mine closure; and

•       Expertise in building strong partnerships with Indigenous peoples and local communities and implementing effective health and safety programs across exploration, mine development, operations, and closure. Holds a BSc (Honours) in Mining Geology from the Royal School of Mines, London.

Duncan Middlemiss(2)

•      Professional mining engineer with decades of experience in sustainable mining practices and environmental considerations;

•      President, CEO, and Director of Arizona Metals Corporation (since May 2024), overseeing mining operations, sustainability and environmental compliance;

•      Former President and CEO of Wesdome Gold Mines Ltd. (2016–2023), where he oversaw operational strategies, including environmental management and sustainability initiatives; and

•      Holds a B.Sc. in Mining Engineering from Queen’s University.

Sean Roosen

•      Founding member of Osisko Mining Corporation (2003-2014) and of EurAsia Holding AG, a European venture capital fund;

•      Has over 30 years of progressive experience in the mining industry;

•      As founder, President, Chief Executive Officer and Director of Osisko Mining Corporation, he was responsible for developing the strategic plan for the discovery, financing and development of the Canadian Malartic Mine;

•      Active participant in the resource sector and in the formation of new companies to explore for mineral deposits both in Canada and internationally;

•      Has been recognized by several organizations for his entrepreneurial successes and his leadership in innovative sustainability practices; and

•      Is a graduate of the Haileybury School of Mines.

Notes:

(1)	Membership as of the date hereof.

(2)	Messrs. Quin and Middlemiss were appointed on the Environmental and Sustainability Committee on February 18, 2025.

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Governance and Nomination Committee

Meetings held in 2024:	4
Primary Responsibilities

•     Monitor the Corporation’s corporate governance and nomination matters;

•     Consider and assess all issues that may affect the Corporation in the areas of corporate governance and nomination generally;

•     Recommend actions or measures to the Board to be taken in connection with corporate governance and nomination;

•     Monitor the implementation and administration of such actions or measures, or of corporate policies and guidelines adopted by regulatory authorities or the Board with respect to corporate governance and nomination;

•     Establish practices that must be followed and should be in line with corporate governance rules and guidelines in effect from time to time as adopted by relevant authorities;

•     Recommend to the Board new candidates for directors and for assisting the Board in the assessment of the performance of the Board and its committees and of individual directors;

•     Determine the process and structure used to manage and run the internal and commercial business of the Corporation with a view of preserving its financial and operational integrity, complying with all applicable rules in general and increasing its value to Shareholders.

Governance and Nomination Members’ Education and Experience
Committee Members(1)	Education/Experience
Michèle McCarthy (Chair)

•     30 years of board experience;

•     Served on 9 corporate boards and 2 government boards;

•     Significant experience in corporate restructuring and regulatory compliances;

•     Recognized expert in solving complex regulatory/legal matters as a general counsel and leading significant corporate restructuring and divestitures/acquisitions in global, national and regional companies;

•     Served as the Chair of the Governance and Nominating committee for Brain Hunter Inc.; and

•     Chief Executive Officer of a company specializing in corporate governance solutions.

David Danziger

•     Chartered Professional Accountant with over 30 years of experience in audit, accounting and management consulting;

•     Audit partner and compliance advisor to numerous public companies;

•     Former Senior Vice President, Assurance and National Leader, Public Companies and current Senior Advisor at MNP LLP;

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Governance and Nomination Members’ Education and Experience
Committee Members(1)	Education/Experience

•     Member of the advisory committee to the Exchange, past member of the Ontario Securities Commission’s Advisory Committee on Small and Medium Sized Enterprises, as well as a past member of the CPA/PDAC Taskforce on IFRS for Mining; and

•     Holds a Bachelor of Commerce degree and qualifies as a Chartered Accountant (1983).

Duncan Middlemiss

•    President, CEO, and Director of Arizona Metals Corporation (since May 2024), overseeing mining operations, sustainability and environmental compliance;

•     Worked as Chief Executive Officer and President of two successful Canadian gold producers (St. Andrew Goldfields and Wesdome Gold Mines) in the past ten years; and

•     Extensive capital markets experience in public disclosures.

Notes:

(1)	Membership as of the date hereof.

In assisting the Board in identifying new candidates for board nomination, the Governance and Nomination Committee maintains an evergreen list of potential candidates as possible nominees for the Board. In recommending qualified candidates to the Board, the Governance and Nomination Committee reviews annually the competencies and skills the Board, as a whole, should possess and the skills, areas of expertise, background, independence and qualifications of Board members and makes recommendations to the Board on criteria for the selection of new directors, as need be.

Board Assessment

Following the implementation of a formal procedure for assessing the performance of the Board and its committee members in November 2021, a detailed questionnaire is distributed annually to each member of the Board in order to enable individual directors to provide feedback on the effectiveness of the Board and its standing Board Committees as well as the contribution of each member. As part of the assessment process review each Board member also assesses the performance of the respective Board Committees.

In addition, the results of the questionnaires are reviewed by the Corporate Secretary and thereafter provided to the Lead Director, the Chair of the Governance and Nomination Committee and the Chief Executive Officer of the Corporation. The Lead Director may decide to contact each director and conduct a confidential one-on-one meeting to discuss the results and any issues arising from the performance assessments. Following the evaluation process, the compiled results are provided to the members of the Governance and Nomination Committee and the members of the Board for discussion at the year-end meetings.

The Governance and Nomination Committee assesses the operation of the Board and its standing Board Committees, the adequacy of information given to directors, communication between the Board and management, and the Board’s size and overall skills of its members. The Governance and Nomination Committee also recommends changes to the Board in order to enhance its performance based on the survey feedback.

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Board’s Skills Matrix

The Governance and Nomination Committee, together with the Board Chair, is responsible for determining the needs of the Board in the long-term and identifying new candidates to stand as nominees for election or appointment as directors.

The Board oversees that the skill set developed by directors, through their business expertise and experience, meets the needs of the Board. Each director must complete the skills matrix annually, assigning a score from 0 to 5, where 0 indicates no experience and 5 represents expert level skill.

The Governance and Nomination Committee shall annually review the credentials of the members of the Board. The following table exemplifies the current skills that each nominee possesses as of the date of this Circular:

Skills
Directors	Financial(1)	M&A(2)	Technical /Mining(3)	International(4)	Government Relations(5)	Governance(6)	Human Resources(7)	Sustainability(8)	Management(9)
Sean Roosen	5	5	5	5	5	4	3	5	5
Charles E. Page	4	4	5	4	4	4	4	4	4
Michèle McCarthy	5	5	2	5	5	5	5	2	5
Duncan Middlemiss	4	4	5	3	4	4	5	4	5
David Danziger	5	4	3	4	1	5	4	3	5
Stephen Quin	4	4	5	3	3	4	3	3	4

Notes:

(1)	Financial: Ability to understand: (i) financial statements; (ii) financial controls and measures; (iii) capital markets; and (iv) financing options.

(2)	Mergers and Acquisitions: Understanding of: (i) capital markets in friendly and unfriendly transactions; (ii) complexity of integration post-business continuation; and (iii) general legal requirements in M&A.

(3)	Technical/Mining: Understanding of: (i) exploration activities; (ii) mine operations, including risks/challenges/opportunities (mining, milling); (iii) ability to have knowledge of construction/development/planning/scheduling/monitoring of construction/contract administration/forecasting; and (iv) understanding of marketing of metals.

(4)	International Experience: Consists of: (i) experience in dealing with different legislative and cultural environments; (ii) understanding foreign legislative process; and (iii) understanding opportunities and risk in non-Canadian jurisdictions.

(5)	Government Relations: Understanding of: (i) legislative and decision-making process of governments; and (ii) experience in dealing with governments (policy-making, lobbying, etc.).

(6)	Governance: Understanding of (i) the requirements/process for oversight of management; (ii) various stakeholder requirements; and (iii) evolving trends with respect to governance of public companies.

(7)	Human Resource: Ability to: (i) review management structure for large organization; (ii) develop/assess/monitor remuneration packages (salary, benefits, long-term and short-term incentives); and (iii) understand how to motivate people.

(8)	Sustainability: Understanding of (i) environmental risks in the mining industry; (ii) government regulations with respect to environmental, health & safety; and (iii) understanding of and experience in community relations and stakeholder involvement.

(9)	Management: Ability to plan, operate and control various activities of a business.

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Position Descriptions

The Board has developed written position descriptions for the Chair of the Board, the Chairs of the Board Committees, the Lead Director and the Chief Executive Officer. Such position descriptions are reviewed by the Governance and Nomination Committee annually and can be found on the Corporation’s website at https://osiskodev.com/about-us/#corporate-governance.

Orientation and Continuing Education

New directors are encouraged to familiarize themselves with, among other things;

• The Corporation’s business; • Strategic plans;	• Financial, accounting and risk management issues; and • The Corporation’s policies;

The Governance and Nomination Committee is responsible for the orientation and education of new directors of the Corporation and oversees that they understand their roles, duties and responsibilities, and the contribution expected of them.

In addition, the Governance and Nomination Committee will oversee that any new director will be given the opportunity to become familiar with the Corporation by meeting with the other directors and with the officers and representatives of the Corporation as well as the Corporation’s independent auditors, as appropriate.

The Corporation provides new directors with a comprehensive briefing of its business activities and finances and encourages directors to undergo training relating to the Corporation’s corporate governance matters. As each director has a different skill set and professional background, orientation and training activities are tailored to the particular needs and experience of each director. Directors are expected to remain fully informed on all aspects of the Corporation’s business. The Board believes in the importance of ongoing director education and the need for each director to be personally responsible for this process to meet their obligations as directors. Therefore, requests for continuing education for directors are encouraged, and dealt with on an ad hoc basis.

Part 4: Director and Executive Compensation

4.1                 Directors’ Compensation

The Corporation’s director compensation program is designed to attract and retain qualified people to serve on its Board and its Board Committees and considers the risks and responsibilities of being an effective director. It further serves to align the interests of directors with those of Shareholders over the long-term.

The Board sets the compensation of non-executive directors based on the Human Resources Committee’s recommendations. Any director who is also an employee of the Corporation or any of its affiliates or subsidiaries does not receive any compensation as a director.

The composition of the non-executive directors’ total compensation was approved by the Board on December 22, 2020, and is reviewed by the Human Resources Committee on an annual basis and has remained unchanged. It consists of (i) an annual retainer, (ii) attendance fees and (iii) share-based remuneration in the form of DSUs, the respective values of which are determined by the Human Resources Committee from time to time and recommended for approval to the Board of Directors.

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Retainer, attendance fees and share-based remuneration

The annual retainer and attendance fees paid to non-executive Board and Board Committee members are paid on a quarterly basis.

The Board makes fixed value DSU grants to non-executive directors. The Board adopted the DSU Plan, which is further described below under the heading “Deferred Share Unit Plan” and elected to fix an annual value to such grant at approximately $120,000 for the non-executive Board members and approximately $180,000 for the Lead Director. Furthermore, each new non-executive director is granted an initial one-time grant having a value of approximately $200,000 ($300,000 for the Lead Director). Such initial DSU grants (the “Initial DSU Grants”) are consistent with the practice of welcoming new non-executive Board members by making an initial long-term incentive award. With respect to the annual grant of DSUs to a non-executive director in the year following the receipt of the Initial DSU Grant, such annual grant is pro-rated to take into account that the Initial DSU Grant shall cover an initial period of twelve (12) months.

The following table shows the annual retainers, attendance fees as well as initial and annual DSU grants paid to non-executive directors during 2024:

ANNUAL RETAINERS — Board	RETAINERS AND FEES ($)
Non-executive director of the Board	40,000
Additional retainer allocated to the Lead Director of the Board	60,000
ANNUAL RETAINERS — Committees/Members and Chairs	($)
Chair of the Audit and Risk Committee	20,000
Chair of all other Committees	10,000
Non-executive member of a Committee	5,000
PER MEETING FEES — Attendance/Travel	($)
Board and Committee Meeting Attendance Fees (in person or via conference call)	1,500
Board and Committee Meeting Per Diem Fee (payable to non-executive directors who are required to travel for at least four (4) hours to attend a meeting)	1,000
DSUs — Initial and Annual ($ Value)	($)
Annual grant to the Lead Director of the Board	180,000
Annual grant to a non-executive director of the Board	120,000
Initial one-time grant to the Lead Director	300,000
Initial one-time grant to a new non-executive director	200,000

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Director Summary Compensation Table

The following table provides a summary of the compensation received by each director of the Corporation for the most recently completed financial year, with the exception of Sean Roosen, Chair of the Board of Directors and Chief Executive Officer, and Éric Tremblay, Former Director and Former Chief Operating Officer, who did not receive any compensation for acting as directors of the Corporation and whose compensation is disclosed in the Named Executive Summary Compensation Table in section 4.2 Directors and Executive Compensation – Statement of Executive Compensation - Named Executive Summary Compensation Table in this Circular.

Name and Position	Annual Retainer ($)	Attendance Fees ($)	Share- Based Awards ($)(1)		Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Charles E. Page Lead Director	110,000	42,000	179,993		-	-	-	-	331,993
Michèle McCarthy Director	75,000	48,000	119,995		-	-	-	-	242,995
Duncan Middlemiss Director	60,000	40,500	119,995		-	-	-	-	220,495
David Danziger Director	50,000	42,000	119,995		-	-	-	-	211,995
Marina Katusa, Director	45,752	31,500	0	(2)	-	-	-	-	77,252
Stephen Quin, Director	2,935	1,500	200,000	(3)	-	-	-	-	204,435

Notes:

(1)	Represents the annual DSU grants made to non-executive directors.

(2)	Mrs. Katusa's 2024 annual DSU Grant was forfeited upon her resignation as Director, in accordance with the DSU Plan.

(3)	Represents Mr. Quin’s initial one-time DSU grant received upon his appointment to the Board.

The following table sets forth in detail each component of the annual retainer and attendance fees paid to each non-executive director during the financial year ended December 31, 2024:

	Annual Retainer						Attendance Fees
Name and Position	Board Member ($)		Committee Member ($)		Committee Chair ($)		Board Meetings ($)	Committee Meetings ($)	Total Fees ($)
Charles E. Page Lead Director	100,000		10,000		-		28,500	13,500	152,000
Michèle McCarthy Director	40,000		5,000		30,000		28,500	19,500	123,000
Duncan Middlemiss Director	40,000		10,000		10,000		25,500	15,000	100,500
David Danziger Director	40,000		10,000		-		30,000	12,000	92,000
Marina Katusa, Director	37,935	(1)	1,667	(2)	6,150	(3)	27,000	4,500	77,252
Stephen Quin, Director	2,935	(4)	-		-		1,500	-	4,435

Notes:

(1)	Mrs. Katusa’s annual retainer was pro-rated to her resignation on December 12, 2024.

(2)	Mrs. Katusa served as member of the Environmental and Sustainability Committee from January 1, 2024, to May 6, 2024.

(3)	Mrs. Katusa served as Chair of the Environmental and Sustainability Committee from May 7, 2024, to December 12, 2024.

(4)	Mr. Quin’s annual retainer was pro-rated from his appointment on December 5, 2024.

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Amended DSU Plan

The Corporation’s current deferred share unit plan was first approved on November 20, 2020, as amended on March 17, 2023 (the “Amended DSU Plan”). The purpose of the Corporation’s Amended DSU Plan is to enhance the ability of the Corporation and its subsidiaries to attract and retain talented individuals to serve as members of the Board or of its subsidiaries and to promote alignment of interests between such persons and the Shareholders of the Corporation.

At the Meeting, Shareholders will be asked to approve the Omnibus Plan. If the Omnibus Plan Resolution is approved by Shareholders at the Meeting, (i) the Corporation will replace the Amended DSU Plan with the Omnibus Plan as part of the Corporation’s long term incentive strategy, (ii) all outstanding DSUs shall be migrated to under the Omnibus Plan and governed by the terms of the Omnibus Plan, and (iii) no further grants will be made under the Amended DSU Plan and the Amended DSU Plan shall subsequently be terminated. For details on the Omnibus Plan, see “2.4 – Approval of the Corporation’s Omnibus Incentive Plan”. In the event the Omnibus Plan Resolution is not approved by Shareholders at the Meeting, the Corporation will continue to use the Amended DSU Plan (alongside the Amended SOP, Amended RSU Plan and the Amended ESPP) as part of the Corporation's long term incentive strategy.

Summary of the Amended DSU Plan

The following is a summary of the key provisions of the Amended DSU Plan. This summary is qualified in all respects by the full text of the Amended DSU Plan, a copy of which is available on the Corporation’s website at https://osiskodev.com/about-us/#corporate-governance. All terms used but not defined in this section have the meaning ascribed thereto in the Amended DSU Plan.

Eligible participants	The Human Resources Committee of the Corporation may designate, from time to time and at its sole discretion, the eligible directors who are entitled to become DSU Plan participants.
Maximum number or percentage of Common Shares that may be issuable

The aggregate number of Common Shares reserved for issuance under the Amended DSU Plan, subject to certain adjustments as described in the Amended DSU Plan, must not exceed 1,000,000 Common Shares, provided that the aggregate number of Common Shares reserved for issuance under the Amended DSU Plan and pursuant to any other security-based compensation arrangements of the Corporation must not, in the aggregate, exceed 10% of the issued and outstanding Common Shares as of each date on which DSUs are granted under the Amended DSU Plan.

Any Common Shares subject to a DSU which has been cancelled or terminated in accordance with the terms of the Amended DSU Plan without settlement will again be available under the Amended DSU Plan.

Limits on the number of Common Shares that may be granted or issued to any one person or any category of persons	The maximum number of Common Shares issuable to Insiders, at any time, pursuant to the Amended DSU Plan and all other security-based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issued to Insiders, within any 12-month period, pursuant to the Amended DSU Plan and all other security-based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issued to any one person (and companies wholly-owned by that person), within any 12 month period, pursuant to the Amended DSU Plan and all other security-based compensation arrangements of the Corporation must not exceed 5% of the total number of Common Shares then outstanding, unless disinterested shareholder approval is obtained. Investor relations service providers may not receive any DSU’s pursuant to the Amended DSU Plan.
Vesting conditions	Unless otherwise indicated by the Human Resources Committee in the grant letter, (i) the DSUs granted to an eligible director, as part of such director’s remuneration, shall vest on the first (1st) anniversary of the grant date, and (ii) the DSUs granted to an eligible director as an annual DSU grant shall vest one day prior to the Corporation’s next annual meeting of shareholders, provided that the Annual DSU Grant was granted at least one year prior to vesting, and provided that if a change of control takes place, all unvested DSUs become vested at the time of the change of control.

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Dividend entitlement

Whenever dividends are paid on Common Shares, additional DSUs will be automatically granted to each participant who holds DSUs on the record date for such dividend. The number of such DSUs (rounded to the nearest whole DSU) to be credited as of a dividend payment date shall be determined by dividing the aggregate dividends that would have been paid to such participant if the participant’s DSUs had been Common Shares by the Market Value on the date on which the dividends were paid on the Common Shares. DSUs granted to a participant will be subject to the same vesting as the DSUs to which they relate.

In the event the Corporation does not have a sufficient number of Common Shares available under the Amended DSU Plan to satisfy its obligations in respect of such additional DSU grants, a lump sum payment in cash equal to the number of additional vested DSUs multiplied by the Market Value (as defined in the Amended DSU Plan) of a Common Share on the settlement date, payable in the form of a cheque, or other payment method as determined by the Committee, in each case, less any applicable withholding taxes and other deductions required by law to be withheld by the Corporation in connection with the satisfaction of the holder’s DSUs.

Expiry and termination provisions	A participant may select a date on which the Corporation pays to a participant the market value of the DSU that has become vested and payable in cash or in Common Shares at the sole discretion of the Human Resources Committee of the Corporation. Such date will fall in the period starting on the business day following termination and ending the last business day of the month of December of the year following termination.
Settlement	On the settlement date, the Corporation shall either (i) deliver to the participant, or his legal representative, Common Shares issued from treasury equal in number to one (1) Common Share for each DSU credited to the participant’s account on the settlement date, (ii) pay the participant, or his legal representative, a lump sum cash payment equal to the market value of one (1) Common Share for each DSU credit to the participant’s account on the settlement date payable in the form of a cheque, or other payment method as determined by the Human Resources Committee of the Corporation, of any cash portion then payable to the participant, in each case, less any applicable withholding taxes and other deductions required by law to be withheld by the Corporation in connection with the satisfaction of the participant’s DSUs, or (iii) any combination of the foregoing. Notwithstanding the election of the participant (or his or her succession), the Human Resources Committee of the Corporation, in its sole discretion, shall be entitled to settle the participant’s account in any form provided for under the Amended DSU Plan.

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Plan administration	The DSU Plan is administered by the Human Resources Committee of the Corporation which comes under the authority of the Board. The Human Resources Committee of the Corporation has full power and authority to interpret the DSU Plan, to establish any rules and regulations and to adopt any condition that it deems necessary or desirable for the administration of the DSU Plan within the limits prescribed by applicable legislation.
Transferability	The rights and interests of a participant in respect of the DSU Plan are not transferable or assignable other than by will or the Laws of succession to the legal representative of the participant.
Amendment

The approval of the Board and the requisite approval from the Exchange and shareholders of the Corporation shall be required for any of the following amendments to be made to the Amended DSU Plan:

1.             persons eligible to be granted or issued DSUs under the Plan;

2.             the maximum number or percentage, as the case may be, of Listed Shares that may be issuable under the Plan;

3.             the limits under the Amended DSU Plan on the amount of DSUs that may be granted or issued to any one person or any category of persons (such as, for example, Insiders);

4.             the maximum term of Security Based Compensation;

5.             the expiry and termination provisions applicable to DSUs, including the addition of a blackout period;

6.             the addition of a Net Exercise provision as defined in the policies of the Exchange;

7.             remove or exceed the insider participation limit prescribed by the Exchange Corporate Finance Manual; and

8.             any method or formula for calculating prices, values or amounts under the Amended DSU Plan that may result in a benefit to a Participant.

The Board may, subject to receipt of requisite approval from the Exchange, in its sole discretion make all other amendments to the Amended DSU Plan that are not of the type contemplated in Section 14(a) of the Amended DSU Plan, including, without limitation, amend, suspend or terminate the Amended DSU Plan in whole or in part or amend the terms of DSUs credited in accordance with the Amended DSU Plan. If any such amendment, suspension or termination will materially or adversely affect the rights of a Participant with respect to DSUs credited to such participant, the written consent of such participant to such amendment, suspension or termination shall be obtained. Notwithstanding the foregoing, the obtaining of the written consent of any participant to an amendment, suspension or termination which materially or adversely affects the rights of such participant with respect to any credited DSUs shall not be required if such amendment, suspension or termination is required in order to comply with applicable laws, regulations, rules, orders of government or regulatory authorities or the requirements of any stock exchange on which shares of the Corporation are listed. If the Board terminates the Amended DSU Plan, DSUs previously credited to participants shall remain outstanding and in effect and be settled in due course in accordance with the terms of the Amended DSU Plan (which shall continue to have effect, but only for such purposes) on the settlement date.

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Outstanding Share-Based Awards

The table below details the share-based awards outstanding as of December 31, 2024, for each of the non-executive directors of the Corporation. The information with respect to executive directors of the Corporation is provided in the Statement of Executive Compensation in section 4.2 Directors and Executive Compensation – Statement of Executive Compensation - Named Executive Summary Compensation Table in this Circular.

	Share-based awards
Name and Position(1)(2) (3)	Number of shares or units of shares that have not vested(4) (#)	Market or payout value of share based awards that have not vested(5) ($)	Market or payout value of vested share-based awards not paid out or distributed(5) ($)
Charles E. Page Lead Director	77,250	180,765	174,005
Michèle McCarthy Director	51,500	120,510	115,954
Duncan Middlemiss Director	51,500	120,510	115,954
David Danziger Director	51,500	120,510	103,388
Marina Katusa, Director	-	-	111,571
Stephen Quin, Director	-	-	187,200

Notes:

(1)	Mr. Roosen, Chair of the Board of Directors and Chief Executive Officer is a Named Executive and as such, its outstanding option-based and share-based awards are disclosed in the Statement of Executive Compensation section below.

(2)	Mr. Quin joined the Board of Directors of the Corporation on December 5, 2024.

(3)	Mrs. Katusa resigned from the Board on December 12, 2024, resulting in the forfeiture of her annual DSU grant in accordance with the DSU Plan.

(4)	Annual DSU grants were made to non-executive directors on May 9, 2024 ($2.33), and vest one day prior to the Corporation’s Meeting, namely on May 6, 2025

(5)	Based on the closing price of the Common Shares of the Corporation on the Exchange on December 31, 2024 ($2.34).

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Incentive Plan Awards – Value Vested or Earned during the year

The table below sets forth the aggregate dollar value that would have been earned during the most recently completed financial year ended December 31, 2024, if the DSUs and Options awards had been exercised on their vesting date.

Name and Position(1)	Share-Based Awards (DSUs) Value Vested during the year(2) ($)
Charles E. Page Lead Director	75,638
Michèle McCarthy Director	50,425
Duncan Middlemiss Director	50,425
David Danziger Director	21,013
Marina Katusa, Director(3)	50,425
Stephen Quin, Director(4)	200,000

Notes:

(1)	Mr. Roosen, Chair of the Board of Directors and Chief Executive Officer, is a Named Executive and as such, the value vested of his option-based and share-based awards is disclosed in the Statement of Executive Compensation section below.

(2)	Based on the closing price of the Common Shares of the Corporation on the Exchange on May 6, 2024 ($2.50).

(3)	Mrs. Katusa resigned from the Board on December 12, 2024, resulting in the forfeiture of her 2024 annual DSU grant in accordance with the DSU Plan.

(4)	Mr. Quin was appointed to the Board on December 5, 2024, and was given an initial one-time grant of 80,000 DSUs on December 19, 2024. The closing price of the Common Shares of the Corporation on the Exchange on December 18, 2024, was $2.50.

4.2                 Statement of Executive Compensation

Compensation discussion and analysis

The executive compensation philosophy of the Corporation is based on providing a highly competitive base salary, along with short and long-term incentives that will provide the Management team with a high payout on the achievements of key strategic goals, which will create value for Shareholders and other stakeholders over the long-term. More specifically, it shall take into account the following objectives:

•	Attract, motivate and retain highly qualified and experienced executives;

•	Recognize and reward contributions to the success of the Corporation as measured by the accomplishment of performance objectives;

•	Oversee that a significant proportion of compensation is directly linked to the success of the Corporation while not encouraging excessive or inappropriate risk-taking;

•	Promote adherence to the high standards and values reflected in the Corporation’s Code of Ethics;

•	Oversee retention by setting total direct compensation targets at a level that is competitive with the markets in which the Corporation competes; and

•	Protect long-term Shareholder interests by ensuring Named Executives of the Corporation (as hereinafter defined) and other interests are aligned with those of Shareholders.

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The Board of Directors of the Corporation is responsible for establishing and administrating a compensation program for the Named Executives. The Board has delegated the oversight of the compensation program and human resources matters to the Human Resources Committee, composed entirely of independent directors. For more information regarding the Human Resources Committee, see section 3.8 About Osisko Development - Role of the Board of Directors – Committees of the Board – Human Resources Committee of this Circular.

In establishing such compensation programs, the Human Resources Committee consults the Chair and Chief Executive Officer, the President, the Chief Financial Officer and Vice President, Finance and Corporate Secretary. The Human Resources Committee monitors compensation trends within the mining industry and seeks input from external advisors, as required.

Risk Mitigation

The Human Resources Committee monitors and reviews the implications of the risks associated with the Corporation’s compensation program. The risk mitigation features include (i) an annual bonus payment to executive officers capped at 200% of the target payment, subject to performance factors based on shared performance objectives; (ii) a Clawback Policy which authorizes the Board to recover from an Executive Officer compensation paid under the Incentive Compensation in the event of a recalculation, as described in further detail in section 3.7 About Osisko Development – Policy on Recovery of Incentive Compensation of this Circular; (iii) a securities trading policy that helps align interests; (iv) RSU and DSU plans to promote alignment of interests between directors, Executive Officers and Shareholders of the Corporation; and (v) short-term equity-based compensation.

Based on the review performed in the last financial year, no risks associated with the Corporation’s compensation policies and practices that are likely to have a material adverse effect on the Corporation were identified. The Human Resources Committee considers that the procedures and guidelines currently in place to mitigate key risks relating to compensation are adequately managed and do not encourage excessive risk taking that would likely have a material adverse effect on the Corporation. The Human Resources Committee will continue to monitor and review the Corporation’s compensation policies and practices annually to oversee that no component of the Named Executives’ compensation values risk taking.

Named Executive Officers

For purposes of this Circular, named executives (“Named Executives”) of the Corporation means, at any time during the most recently completed financial year:

•	The Corporation’s Chief Executive Officer;

•	The Corporation’s Chief Financial Officer;

•	Each of the three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year; and

•	Each individual who would be a Named Executive under the paragraph above but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of that financial year.

During the Corporation’s fiscal year ended December 31, 2024, the following individuals were Named Executives of the Corporation:

•	Sean Roosen, Chair of the Board of Directors and Chief Executive Officer;

•	Alexander Dann, Chief Financial Officer and Vice President, Finance;

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•	Chris Lodder, President;

•	Éric Tremblay, Former Chief Operating Officer (until January 9, 2025); and

•	Laurence Farmer, General Counsel and Vice President Strategic Development.

Named Executives do not control a number of significant factors that impact financial results, including commodity prices, foreign exchange rates, and regulatory uncertainty. The Corporation’s compensation program design thus considers factors over which the executive officers can exercise control, such as meeting budget targets established by the Board at the beginning of each year, controlling costs, mitigating risks, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Corporation.

Compensation Components

As is typical in the mining industry, the Corporation’s executive compensation policy applicable to Named Executives is comprised of a combination of:

•	Cash base salary;

•	Cash annual incentive bonus; and

•	Equity-linked long-term incentive compensation in the form of Option grants and RSU grants.

Elements	Description	Objectives
Base Salary	Base salary is generally determined through an analysis of a comparator group. It reflects the capability of the individual as demonstrated over an extended period of time.	Attraction, retention and motivation; Annual salary adjustments as appropriate.
Annual Incentive Bonus	Annual cash incentive bonus is a portion of variable compensation that is designed to reward executives on an annual basis for achievement of corporate and business objectives, relative to corporate and individual performance.	Pay for performance; Align with business strategy; Attraction, retention and motivation.
Long-Term Incentives	Equity compensation is a portion of variable compensation that is designed to align executive and Shareholder interests, focus executives on long-term value creation, and also support the retention of key executives.	Align to Shareholder interests; Pay for performance; Attraction, retention and motivation.

The combination of base salaries, annual incentive, Option grants and RSU grants (which are payable in cash or in Common Shares, at the Corporation’s discretion, as at the end of a three (3)-year vesting period), reflects the Corporation’s evolving nature and is intended to attract and retain talent in a competitive employment market. Grant of Options and RSUs to Named Executives are made on an annual basis, at a moment deemed appropriate by the Human Resources Committee. Annual incentive, Option grants and RSU grants (timed-based and performance-based) represent the value at risk portion of the total compensation of each Named Executive.

For any grant, Options vest as to one third of the total grant at each of the first three anniversaries of such grant, unless otherwise decided by the Human Resources Committee, as provided for in the Amended SOP. RSU grants are generally subject to the following vesting terms: one half (1/2) is time-based and vests on the third anniversary of such grant while the remaining half (1/2), which also vests on the third anniversary of such grant, is subject to the achievement of long-term objectives over a three-year period. No long-term objectives have yet been set in connection with annual grants of RSUs. Such long-term performance criteria will be approved in 2025 to align Named Executives’ interests with those of Shareholders and to further promote value creation.

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Options and RSUs also enable the Corporation to balance the ratio of long-term to short-term compensation to levels commensurate with mining industry companies and to enhance Named Executives’ alignment with Shareholder value creation. The Amended SOP and Amended RSU Plan are further described below.

The table below indicates for each of the three (3) components described above, the target compensation mix of the Named Executives. The Corporation is committed to ensuring that the pay mix of its Named Executives is competitive and in line with general market practice. The target compensation mix of the Named Executives described below highlights the Corporation’s focus on pay at risk, which will help align executives’ pay with the Corporation’s performance over both the short- and long-term. The implementation of diverse incentive plans prompts executives to take into account the effects of their decisions on both immediate and future outcomes.

	Percentage of Total Target Direct Compensation
			Annual Incentive			Long-Term Incentives				At-risk
	Base Salary		Compensation			Options		RSUs		compensation(1)
Named Executive	Target	Actual	Target	Actual		Target	Actual	Target	Actual	Target	Actual
Sean Roosen, Chair and Chief Executive Officer	20%	21%	20%	14%		48%	52%	12%	13%	80%	79%
Alexander Dann, CFO and Vice President, Finance	23%	25%	23%	17%		43%	46%	11%	12%	77%	75%
Éric Tremblay, Former Chief Operating Officer (2)	23%	30%	23%	0	%(2)	43%	56%	11%	14%	77%	70%
Chris Lodder, President	23%	25%	23%	17%		43%	46%	11%	12%	77%	75%
Laurence Farmer, General Counsel and Vice President Strategic Development	24%	26%	24%	17%		42%	46%	10%	11%	76%	74%

Notes:

(1)	At-risk compensation represents the sum of the annual incentive compensation and the long-term incentives.

(2)	It was agreed between the Corporation and Mr. Tremblay, that in connection with his resignation from the Corporation on January 9, 2025, he would not receive any annual incentive for the 2024 fiscal year

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Base Salary

The base salary is the only fixed component of the compensation of the Named Executives. The Corporation’s objective is to establish base salaries for executive officers that are competitive with relevant salaries paid to executive officers of a comparator group, while recognizing executive officers’ experience, competencies and track record of accomplishments and preserving a “team approach” toward remuneration. Salary levels shall therefore consider the overall corporate performance of the Corporation, comparative market data and individual performance.

Annual Incentive Compensation

The Human Resources Committee believes that long-term growth of value for Shareholders is derived from the execution of short and long-term approved strategic initiatives.

The annual incentive program for the Named Executives is based on their performance as a team against corporate objectives approved by the Board. Bonuses are paid in full following awards approved by the Board, based on the recommendation of the Human Resources Committee. While the target for annual incentive compensation for Named Executives has been contractually established at 100% of their respective base salary, the Board retains full discretion in assessing such achievement. In addition, the Board may also factor in individual achievement, if warranted. For greater certainty, annual incentive compensation does not represent a guaranteed compensation item for the Named Executives as the determination of the performance relating to such compensation remains the sole prerogative of the Board who can decide not to pay any bonus to any Named Executive.

As part of its duties and responsibilities and in conjunction with year-end assessments, the Human Resources Committee reviews the realization of the Corporation’s objectives and meets with Management to discuss and consider each element contained in the corporate objectives. The Human Resources Committee also meets in camera to discuss this matter.

The Corporation’s 2024 short-term key objectives (the “2024 Key Objectives”) consist of elements included in the following four main criteria: (i) Performance; (ii) Financial; (iii) Project Development; and (iv) ESG.

The 2024 Key Objectives were approved by the Board of Directors, upon recommendation of the Human Resources Committee. Such objectives provided for hurdle rates which could result in payment ranging from 0% to a maximum of 200%, depending on the assessment of the achievement of approved objectives by the management team. The Human Resources Committee monitored the progress made by Management toward achieving said objectives. The Human Resources Committee reviewed achievements against the Corporation’s objectives, discussed with Management and thereafter, the Human Resources Committee met in camera to discuss and consider the payout under the short-term incentive program.

The Human Resources Committee provided its recommendation to the Board which also deliberated with the presence of senior members of Management and determined and approved the following assessment of the 2024 Key Objectives set forth below:

2024 STIP Suggested Criteria(1)	Target (100%)	Target Weight	Achievement	Actual Weight
1. PERFORMANCE: Budgeted net cash spend is met and defined as follows: Budgeted Expenditures (cash outlays) offset by revenues (cash inlays).	Budget is met	20%	The Target was partially met.	10%
2. FINANCIAL: Capital injection	Target is met	15%	The Target was exceeded with a higher-than-anticipated capital injection.	28%

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2024 STIP Suggested Criteria(1)	Target (100%)	Target Weight	Achievement	Actual Weight
3. PROJECT DEVELOPMENT: Cariboo, San Antonio and Tintic Projects: a) Cariboo - Complete Bulk Sample b) San Antonio - Complete transaction to offload Sapuchi c) Tintic - Complete a minimum of two holes at Big Hill (Porphyry) on budget and on target - Any additional development or drilling subsequent to a financing must be on budget	Milestone achieved on all three projects	40%	One out of three Targets was achieved, while the others progressed but were not completed on time or due to external factors.	15%
4. ESG: a) Health and Safety - Reduce the number of LTI’s by 50% compared to 2023. b) Environment All Sites a) Reduction of non-compliances and exceedances b) Zero reportable non-compliances c) Permitting -Obtain Mining Permit for CGP by Q3 2024 d) Community Relations -Finalization of Agreements with Communities	Targets achieved	25%	Two Milestones were achieved out of four.	13%
Total		100%		66%

Note:

(1)	For performance and financial measures (accounting for 35% of the bonus), the Company is not providing supplemental qualifications for the targets and achievements, as these measures contain confidential and commercially sensitive information.

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Assessment of 2024 Key Objectives by the Human Resources Committee

Based on an overall achievement of 66%, the Board approved the following payment of the annual incentive award to the Corporation’s Named Executives, for the financial year ended December 31, 2024:

Named Executive	2024	2023	2022(1)
Sean Roosen, Chair and Chief Executive Officer	346,500	380,625	446,250
Alexander Dann, Chief Financial Officer and Vice President, Finance	231,000	253,750	305,000
Éric Tremblay, Former Chief Operating Officer	0(2)	326,250	96,625
Chris Lodder, President	280,500	308,125	361,250
Laurence Farmer, General Counsel and Vice President Strategic Development	198,000	-	-

Note:

(1) In 2022, Mr. Dann was granted a discretionary bonus, above its target annual incentive compensation, in the amount of $50,000, in recognition for efforts put into various key projects within the Corporation. Mr. Tremblay received, for his services as an employee performed between October 1, 2022 and December 31, 2022, an annual incentive award of $95,625.

(2) It was agreed between the Corporation and Mr. Tremblay that, in connection with his resignation from the Corporation on January 9, 2025, he would not receive any annual incentive for the 2024 fiscal year.

Long-Term Incentive Compensation

The Human Resources Committee shall manage the Corporation’s equity plans with full authority. The Human Resources Committee shall consider ad hoc and annual grants of Options and RSUs to Named Executives based on recommendations made by the Chair of the Board and Chief Executive officer from time to time, for participants other than himself. The Human Resources Committee, in turn, shall consider such recommendations and, as appropriate, shall make recommendations to the Board. In reviewing Management’s recommendation relating to grants under the Corporation’s equity plans, the Human Resources Committee and the Board may consider past grants and factor in any such grants made by associate companies to any of the Corporation’s Named Executives.

The following table sets out the long-term incentive specified target rate for each Named Executive and the grants made for the financial year ended December 31, 2024, as a percentage of the Named Executive’s total cash compensation (i.e., the sum of his or her base salary and target annual incentive compensation):

		Actual Grant
Named Executive	Specified Target Rate	Rate	RSUs(1) ($)	Options(2) ($)
Sean Roosen, Chair and Chief Executive Officer	150%	150%	315,000	1,260,000
Alexander Dann, Chief Financial Officer and Vice President, Finance	115%	115%	161,000	644,000
Éric Tremblay, Former Chief Operating Officer	115%	115%	207,000	828,000
Chris Lodder, President	115%	115%	195,500	782,000
Laurence Farmer, General Counsel and Vice President Strategic Development	110%	110%	132,000	528,000

Notes:

(1)	Based on the closing price of the Common Shares of the Corporation on the Exchange on the grant date of July 4, 2024 ($2.72).

(2)	Calculated using the Black-Scholes option pricing model.

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Options

The current stock option plan of the Corporation is the Amended SOP. The purpose of the Amended SOP of the Corporation is to advance the interests of each subsidiary by encouraging the directors, officers, consultants and employees of the Corporation and its subsidiaries to acquire Common Shares, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and/or subsidiaries and furnishing them with an additional incentive in their efforts on behalf of the Corporation and/or subsidiaries. Under the policies of the Exchange, the Corporation’s Amended SOP will require annual Shareholder approval at each annual meeting of the Corporation.

At the Meeting, Shareholders will be asked to approve the Omnibus Plan. If the Omnibus Plan Resolution is approved by Shareholders at the Meeting, (i) the Corporation will replace the Amended SOP with the Omnibus Plan as part of the Corporation’s long term incentive strategy, (ii) all outstanding Options shall be migrated to under the Omnibus Plan and governed by the terms of the Omnibus Plan, and (iii) no further grants will be made under the Amended SOP and the Amended SOP shall subsequently be terminated. For details on the Omnibus Plan, see “2.4 – Approval of the Corporation’s Omnibus Incentive Plan”. In the event the Omnibus Plan Resolution is not approved by Shareholders at the Meeting, the Shareholders will be asked to re-approve the Amended SOP, which require the annual approval of Shareholders. See “2.5 – Approval of the Corporation’s Amended Stock Option Plan”.

Summary of the Amended SOP

The following is a summary of the key provisions of the Amended SOP. This summary is qualified in all respects by the full text of the Amended SOP, a copy of which is available on the Corporation’s website at https://osiskodev.com/about-us/#corporate-governance. All terms used but not defined in this section have the meaning ascribed thereto in the Amended SOP.

Eligible Participants	The Board may from time to time designate bona fide officers, directors, employees, consultants and investor relations service providers of the Corporation to whom Options may be granted. Non-employee directors are not eligible to participate in the Amended SOP.
Number of Common Shares	The aggregate number of Common Shares made available for issuance in respect of Options granted under the Amended SOP, together with the aggregate number of Common Shares that are available for issuance under any and all of the Corporation’s other Security Based Compensation Plans, must not exceed 10% of the issued and outstanding Common Shares of the Corporation.

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Participation Limits	The maximum number of Common Shares that may be issued to any one person, within any 12-month period, pursuant to the Amended SOP and any other security based compensation arrangements of the Corporation is 5% of the total number of Common Shares then outstanding, unless disinterested shareholder approval is obtained. The maximum number of Common Shares that may be issued to any one consultant, within any 12-month period, pursuant to the Amended SOP and any other security based compensation arrangements of the Corporation is 2% of the total number of Common Shares then outstanding, unless disinterested shareholder approval is obtained. The maximum number of Common Shares that may be issued to Insiders, at any point in time, pursuant to the Amended SOP and any other security based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding, unless disinterested shareholder approval is obtained. The maximum number of Common Shares that may be issued to Insiders, within any 12-month period, pursuant to the Amended SOP and any other security based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding, unless disinterested shareholder approval is obtained. The maximum number of Common Shares that may be issued pursuant to all Options granted in any 12-month period to all Investor Relations Service Providers, in total, is 2% of the total number of Common Shares then outstanding.
Exercise Price	The exercise price of an Option will be fixed by the Board, when the Option is granted, provided that such price shall not be less than the Discounted Market Price of the Common Shares, or such other price as may be determined under applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the Exchange rules and policies.
Term of Options	Subject to the termination provisions noted below, the term of each Option awarded under the Amended SOP will be fixed by the Board, or a committee designated by the Board, at the time of grant and will be a date that is no later than 10 years from the date the Option is granted.
Vesting	Subject to the discretion of the Board, Options granted to a Participant under the Amended SOP shall vest in such manner as the Board may fix by resolution. In accordance with the policies of the Exchange, and subject to their approval to the contrary, Options issued to any Investor Relations Service Provider must vest (and not otherwise be exercisable) in stages over a minimum of 12 months with not more than 25% of the Options vesting in any three month period.

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Effect of Death or Termination

Upon the death of the Participant, any Options held by such Participant will automatically vest and may be exercised in whole or in part by the legal person representing the Participant during a period commencing on the date of death and ending one year thereafter or on the expiry date, whichever comes first.

If the Participant ceases to be a director or officer of, be in the employ of, or be providing ongoing management or consulting services to, the Corporation, any Options held by such Participant will terminate on the earlier of the expiry date of the Option and the 90th day following the date on which the Participant ceases to be a director, officer or employee of the Corporation, or ceases to provide ongoing management or consulting services to the Corporation, as the case may be (or such lesser period as may be specified by the Board or a committee designated by the Board, at the time of grant). If the Participant ceases to be employed to provide Investor Relations Activities on behalf of the Corporation, any Options held by such Participant will terminate on the earlier of the 30th day following the date on which the Participant ceases to be employed to provide Investor Relations Activities to the Corporation (or such lesser period as may be specified by the Board or a committee designated by the Board, at the time of grant).

Changes in Share Capital	Appropriate adjustments in the number of Common Shares optioned, the aggregate number of Common Shares reserved for issue pursuant to Options and the exercise price per Common Share, as regards Options granted or to be granted, will be made by the Board to give effect to adjustments in the number of Common Shares of the Corporation resulting from subdivisions, consolidations, reclassification of the shares of the Corporation, the payment of stock dividends and any merger, amalgamation or reorganization to which the Corporation is a party.
Amendments	The Board may amend or change the Amended SOP and any Options granted under it from time to time, subject to receipt of consents or approvals of all applicable authorities and exchanges.

Options Exercised during the Year

No Options were exercised during the financial year ended December 31, 2024.

Amended Restricted Share Unit Plan

The current restricted share unit plan of the Corporation is the RSU Plan. The purpose of the Corporation’s RSU Plan is to assist the Corporation and its subsidiaries in attracting and retaining individuals with experience and ability, to allow certain employees of the Corporation and its subsidiaries to participate in the long-term success of the Corporation and to promote a greater alignment of interests between the employees designated under the Corporation’s RSU Plan and the Shareholders.

At the Meeting, Shareholders will be asked to approve the Omnibus Plan. If the Omnibus Plan Resolution is approved by Shareholders at the Meeting, (i) the Corporation will replace the Amended RSU Plan with the Omnibus Plan as part of the Corporation’s long term incentive strategy, (ii) all outstanding RSUs shall be migrated to under the Omnibus Plan and governed by the Omnibus Plan, and (iii) no further grants will be made under the RSU Plan and the RSU Plan shall subsequently be terminated. For details on the Omnibus Plan, see “2.4 – Approval of the Corporation’s Omnibus Incentive Plan”. In the event the Omnibus Plan Resolution is not approved by Shareholders at the Meeting, the Shareholders will be asked to approve the Amended RSU Plan (being the existing RSU Plan, as amended to provide for a higher threshold). See “2.6 – Approval of the Corporation’s Amended Restricted Share Unit Plan”.

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The Amended RSU Plan provides for the grant of restricted share units (“RSUs”) to eligible participants. An RSU award granted to a participant for services rendered will entitle the participant, subject to the participant’s satisfaction of any conditions, restrictions or limitations imposed under the Amended RSU Plan or RSU grant letter, to receive a payment in fully paid Common Shares, in cash or a combination of both on the date when the RSU award is fully vested. Since the value of RSUs increase or decrease with the price of the Common Shares, RSUs achieve the compensation objective of aligning the interests of participants with those of Shareholders. In addition, RSUs have both time-based and performance-based vesting features that can be used to better motivate executives and to encourage qualified and experienced executives to make long-term commitments to the Corporation.

Summary of the Amended RSU Plan

The following is a summary of the key provisions of the Amended RSU Plan. This summary is qualified in all respects by the full text of the Amended RSU Plan, a copy of which is available on the Corporation’s website at https://osiskodev.com/about-us/#corporate-governance. All terms used but not defined in this section have the meaning ascribed thereto in the Amended RSU Plan.

Eligible Participants	The Board shall from time to time determine the employees, officers, directors and consultants who may participate in the Amended RSU Plan.
Number of Common Shares

The aggregate number of Common Shares reserved for issuance under the Amended RSU Plan, subject to certain adjustments as described in the Amended RSU Plan, must not exceed 3,500,000 Common Shares, provided that the aggregate number of Common Shares reserved for issuance under the Amended RSU Plan and pursuant to any other security-based compensation arrangements of the Corporation must not, in the aggregate, exceed 10% of the issued and outstanding Common Shares as of each date on which RSUs are granted under the Amended RSU Plan.

Any Common Shares subject to a RSU which has been cancelled or terminated in accordance with the terms of the Amended RSU Plan without settlement will again be available under the Amended RSU Plan.

Participation Limits	The maximum number of Common Shares issuable to Insiders, at any time, pursuant to the Amended RSU Plan and all other security-based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issued to Insiders within any 12-month period pursuant to the Amended RSU Plan and all other security-based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issued to any one person (and companies wholly-owned by that person), within any 12 month period, pursuant to the Amended RSU Plan and all other security-based compensation arrangements of the Corporation must not exceed 5% of the total number of Common Shares then outstanding, unless disinterested shareholder approval is obtained. The maximum number of Common Shares issued to any eligible consultant, within any 12-month period, pursuant to the Amended RSU Plan and all other security-based compensation arrangements of the Corporation must not exceed 2% of the total number of Common Shares then outstanding. Investor relations service providers may not receive any RSU’s pursuant to the Amended RSU Plan.

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Vesting	Each RSU granted pursuant to the Amended RSU Plan shall vest on the third (3rd) anniversary of the grant date. Notwithstanding the foregoing, the Board may, in its discretion, accelerate the terms of vesting of any RSU, provided that the vesting date for any RSU award shall be no earlier than one year from the date the award was granted.
Dividend Equivalents	Whenever dividends are paid on Common Shares, additional RSUs will be automatically granted to each participant who holds RSUs on the record date for such dividend. The number of such RSUs (rounded to the nearest whole RSU) to be credited as of a dividend payment date shall be determined by dividing the aggregate dividends that would have been paid to such participant if the participant’s RSUs had been Common Shares by the Market Value on the date on which the dividends were paid on the Common Shares. RSUs granted to a participant will be subject to the same vesting as the RSUs to which they relate.
Effect of Death, Disability or Termination

Unless otherwise determined by the Board, the following provisions shall apply in the event a participant ceases to be employed by or ceases to provide services to the Corporation or subsidiary:

(a)            Upon the termination of the employment or the services of the participant for cause, or as a result of a termination or resignation, effective as of (i) the date notice is given to the participant of such termination, or (ii) as of the date on which the Corporation or the subsidiary receives communication of a termination or resignation, as the case may be, all outstanding RSUs shall be terminated.

(b)            If a Participant ceases to be an employee of or ceases to provide services to the Corporation or a subsidiary as a result of death, termination not for cause, retirement or long-term disability, the vesting of RSUs shall be subject to the following:

a.            For each outstanding RSUs granted - fixed component:

i.  in the event the participant is not entitled to a Benefits Extension Period (as defined in the Amended RSU Plan), the vesting of the fixed component portion of each RSU grant will be prorated based on the number of days actually worked from the date of grant of such RSUs until the date of termination for death, termination not for cause, retirement or long-term disability, over the number of days of the original vesting schedule set forth in relation to such RSU grant; or

ii. in the event the participant is entitled to a Benefits Extension Period (as defined in the Amended RSU Plan), the vesting of the fixed component portion of each RSU grant will be prorated based on the sum of the number of days included in the Benefits Extension Period and those actually worked from the date of grant of such RSUs up until the date of termination for death, termination not for cause, retirement or long-term disability, over the number of days of the original vesting schedule set forth in relation to such RSU grant; and

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b.     For each outstanding RSUs granted - performance vesting: the vesting of all performance based RSU grant will be prorated based on the number of days actually worked from the date of grant of such RSUs up until the date of termination for death, termination not for cause, retirement or long term disability, over the original vesting schedule set forth in relation to such grant; the number of vested RSUs resulting from such prorated calculation will be multiplied by the performance percentage determined by the Board.

For greater clarity, a voluntary resignation will be considered as retirement if the participant has reached normal retirement age under the Corporation’s benefit plans or policies, unless the Board decides otherwise at its sole discretion.

Change of Control	Upon a Change of Control (as defined in the Amended RSU Plan), all outstanding RSUs shall vest, irrespective of any performance vesting conditions.
Plan administration	The Corporation’s RSU Plan shall be administered by the Human Resources Committee of the Corporation, which comes under the authority of the Board. The Human Resources Committee of the Corporation has full power and authority to interpret the RSU Plan, to establish any rules and regulations and to adopt any condition that it deems necessary or desirable for the administration of the Corporation’s RSU Plan within the limits prescribed by applicable legislation.
Transferability	The rights and interests of a participant in respect of the RSU Plan are not transferable or assignable other than by will or the Laws of succession to the legal representative of the participant.

Other Key Compensation Programs of the Corporation

•	Employee Share Purchase Plan

The Corporation’s current employment share purchase plan (the “ESPP”) is the ESPP as first approved by Shareholders on November 20, 2020, as amended and restated on March 17, 2023 (the “Amended ESPP”). The Amended ESPP provides for the acquisition of Common Shares by eligible employees for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of employees and officers of the Corporation and the designated affiliates or subsidiaries of the Corporation and to secure for the Corporation and the Shareholders the benefits inherent in the ownership of Common Shares by employees of the Corporation and designated affiliates or subsidiaries of the Corporation, it being generally recognized that employee share purchase plans aid in attracting, retaining and encouraging employees due to the opportunity offered to them to acquire a proprietary interest in the Corporation as well as aligning employees’ interests with those of the Shareholders.

At the Meeting, Shareholders will be asked to approve the Omnibus Plan. If the Omnibus Plan Resolution is approved by Shareholders at the Meeting, the Corporation will replace its Existing Plans with the Omnibus Plan as part of the Corporation’s long term incentive strategy. For details on the Omnibus Plan, see “2.4 – Approval of the Corporation’s Omnibus Incentive Plan”.

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Regardless of whether the Omnibus Plan Resolution is approved, the Corporation intends to continue to use the Amended ESPP as part of its long term incentive strategy. In the event the Omnibus Plan Resolution is approved, the Corporation will be using both the Omnibus Plan and the Amended ESPP as its long term incentive plans going forward.

Summary of the Amended ESPP

The following is a summary of the key provisions of the Amended ESPP. This summary is qualified in all respects by the full text of the Amended ESPP, a copy of which is available on the Corporation’s website at https://osiskodev.com/about-us/#corporate-governance. All terms used but not defined in this section have the meaning ascribed thereto in the Amended ESPP.

Eligible Participants

Eligible employees who have provided services to the Corporation or any designated affiliate or subsidiary for at least 60 days shall, from time to time, be entitled to participate in the Amended ESPP. The Human Resources Committee of the Corporation, shall have the right, in its absolute discretion, to waive such 60 day period or to determine that the Amended ESPP does not apply to any eligible employee; for greater certainty, an eligible employee who withdrew from the Amended ESPP shall cease to be an eligible employee and shall not be allowed to participate in the Amended ESPP, for the remaining term of the calendar year during which such withdrawal occurred.

Under the Amended ESPP, an eligible employee shall automatically cease to be entitled to participate in the Amended ESPP, upon termination of the employment of the eligible employee with or without cause by the Corporation or the designated affiliate or subsidiary of the Corporation or cessation of employment of the eligible employee with the Corporation or a designated affiliate or subsidiary of the Corporation as a result of resignation or otherwise other than retirement of the eligible employee after having attained a stipulated age in accordance with the Corporation’s normal retirement policy (as such policy may be established or revised from time to time at the discretion of Corporation and subject to applicable laws) or earlier with the Corporation’s consent.

Maximum number or percentage of Common Shares that may be issuable	The aggregate number of Common Shares reserved for issuance under the Amended ESPP, subject to certain adjustments as described in the Amended ESPP, must not exceed 1,000,000 Common Shares, provided that the aggregate number of Common Shares reserved for issuance under the Amended ESPP and pursuant to any other security-based compensation arrangements of the Corporation must not, in the aggregate, exceed 10% of the issued and outstanding Common Shares as of each date on which Shares are granted under the Amended ESPP.
Limits on the number of Common Shares that may be granted or issued to any one person or any category of persons	The maximum number of Common Shares issuable to Insiders, at any time, pursuant to the Amended ESPP and all other security-based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issued to Insiders, within any 12-month period, pursuant to the Amended ESPP and all other security-based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issued to any one person (and companies wholly-owned by that person), within any 12 month period, pursuant to the Amended ESPP and all other security-based compensation arrangements of the Corporation must not exceed 5% of the total number of Common Shares then outstanding, unless disinterested shareholder approval is obtained.

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Employee Contributions

Any eligible employee may elect to contribute money to the Amended ESPP, on an ongoing basis, if the eligible employee delivers to the Corporation, (i) a written notice of his or her intention to participate in the Amended ESPP at least 10 business days before the beginning of any calendar quarter, and (ii) a written direction in form and substance satisfactory to the Corporation authorizing the Corporation to deduct from the remuneration of the eligible employee’s contribution in equal instalments starting on the first day of such quarter. As part of the above written notice, the eligible employee will have to provide the Corporation with registration instructions for the issuance of the Common Shares to be issued to the eligible employee under the Amended ESPP. A written notice from the eligible employee shall be deemed to be a confirmation by the eligible employee that such eligible employee accepts the terms of the Amended ESPP as such terms may exist or be amended from time to time.

The eligible employee contribution shall be a minimum of $100 a month but in no event shall the eligible employee’s contribution exceed 10% (unless otherwise specified by the Human Resources Committee of the Corporation), before deductions, of the eligible employee’s base annual salary subject to a maximum contribution of $1,250 per month. The eligible employee contributions shall be subject to the limits set out in the Amended ESPP.

Corporation’s Contributions	Immediately prior to the date any Common Shares are issued to an eligible employee, the Corporation will credit the eligible employee with and thereafter hold in trust for the eligible employee, the Corporation’s contribution in an amount equal to 60% of the eligible employee’s contribution then held in trust by the Corporation.
Plan administration	The Amended ESPP shall be administered by the Board. The Board has full power and authority to interpret the Amended ESPP, to establish any rules and regulations and to adopt any condition that it deems necessary or desirable for the administration of the Amended ESPP within the limits prescribed by applicable legislation.
Transferability	Except as otherwise may be expressly provided for under the Amended ESPP or pursuant to a will or by the laws of descent and distribution, no right or interest of an eligible employee under the Amended ESPP is assignable or transferable.
Amendment

The approval of the Board and the requisite approval from the Exchange and shareholders of the Corporation shall be required for any of the following amendments to be made to the Amended ESPP:

1.       persons eligible under the Amended ESPP;

(c)            the maximum number or percentage, as the case may be, of Listed Shares that may be issuable under the Amended ESPP;

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(d)           the limits under the Plan on the amount of Common Shares that may be granted or issued to any one person or any category of persons (such as, for example, Insiders);

(e)           the maximum term of Security Based Compensation;

(f)            the expiry and termination provisions applicable to Security Based Compensation, including the addition of a blackout period;

(g)           the addition of a Net Exercise provision as defined in the policies of the Exchange;

(h)           remove or exceed the insider participation limit prescribed by the Exchange Corporate Finance Manual;

(i)            any method or formula for calculating prices, values or amounts under the Plan that may result in a benefit to a Participant;

(j)            an amendment to the level of the Corporation’s Contribution described in Section 3.4;

(k)           an amendment to the contribution mechanism relating to the Corporation’s Contribution described in Section 3.4 of the Amended ESPP;

(l)            any amendment to the categories of persons who are Eligible Employees; or

(m)          any amendment that may modify or delete any of Section 5.3.3 of the Amended ESPP.

The Board may, subject to receipt of requisite approval from the Exchange, in its sole discretion make all other amendments to the Amended ESPP.

•	Benefits

The Corporation’s executive officers benefit program includes life, medical, dental and disability insurance, outplacement services (in case of termination without cause, including as a result of a change of control) and other benefits. Such benefits are designed to be competitive with other comparable Canadian enterprises.

•	Hedging

The Securities Trading Policy of the Corporation forbids directors and officers from using any strategy relating to or to use derivative instruments in respect of securities of the Corporation, including purchasing financial instruments that are designed to hedge or offset a decrease in market value of the securities of the Corporation.

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Performance Graph

The following graph compares the total cumulative Shareholder return for $100 invested in the Corporation’s Common Shares on November 25, 2020 with the cumulative total return of the S&P/TSX Composite Index (formerly TSE-300 Index) for the five (5) most recently completed financial years. It also presents the grant value and actual value of the compensation of the Chief Executive Officer of the Corporation for the same period.

Legend:

•	Realizable Value: refers to total compensation of the Chief Executive Officer.

•	Realized Value: refers to total compensation of the Chief Executive Officer, adjusted for the actual payout amount of the share-based awards and realized amount of the option-based awards when applicable or the fair value based on the closing price of the Common Shares on the Exchange on December 31, 2024, being $2.34, when not yet realized.

Since the RTO Transaction, the share price of the Corporation has trailed the S&P/TSX Composite Index. However, the share price performance of the Corporation has tracked other listed companies in the precious metals development sector. The trend in compensation of the Chief Executive Officer is reflective of the successful de-risking and advancement of the Corporation’s assets through the development cycle.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table shows, as of December 31, 2024, aggregated information for the Corporation’s compensation plans under which equity securities of the Corporation are authorized for issuance from treasury. As of December 31, 2024, the Corporation had 136,580,233 Common Shares issued and outstanding and 13,658,023 Common Shares were available for future issuance in the aggregate under all equity based compensation plans.

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options, DSUs or RSUs (#) and (% of the issued and outstanding Common Shares(5))		Weighted Average Exercise Price of Outstanding Options ($)	Number of Common Shares Remaining Available for Future Issuance Under the Equity Compensation Plans (#) and (% of the issued and outstanding Common Shares)(6)
Equity Compensation Plans of the Corporation approved by the Shareholders:
• Stock Option Plan(1)	5,229,369	3.83%	11,74	6,920,909	5.1%
Equity Compensation Plans of the Corporation not approved by the Shareholders:
• Employee Share Purchase Plan(2)	n/a		n/a	1,000,000	0.7%
• Deferred Share Unit Plan(3)	606,463	0.44%	n/a	393,537	0.3%
• Restricted Share Unit Plan(4)	1,219,125	0.89%	n/a	114,208	0.1%
Total:	7,054,957	5.16%	11.74	13,658,023	10%

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Notes:

(1)	The aggregate number of Common Shares to be delivered upon the exercise of all Options granted under the SOP and under all other security based compensation arrangements shall not exceed ten percent (10%) of the issued and outstanding Common Shares of the Corporation at the time of granting of Options (on a non-diluted basis).
(2)	The aggregate number of Common Shares reserved for issuance from treasury under the ESPP shall not exceed 1,000,000 Common Shares, provided, however, that the number of Common Shares reserved for issuance from the treasury under the ESPP and pursuant to all other security based compensation arrangements of the Corporation and its subsidiaries shall, in the aggregate, not exceed 10% of the number of Common Shares then issued and outstanding. As of December 31, 2024, 109,657 Common Shares were issued under the ESPP.
(3)	The aggregate number of Common Shares reserved for issuance from treasury under the DSU Plan shall not exceed 1,000,000 Common Shares, provided, however, that the number of Common Shares reserved for issuance from the treasury under the DSU Plan and pursuant to all other security based compensation arrangements of the Corporation and its subsidiaries shall, in the aggregate, not exceed 10% of the number of Common Shares then issued and outstanding.
(4)	The aggregate number of Common Shares reserved for issuance from treasury under the RSU Plan shall not exceed 1,333,333.33 Common Shares, provided, however, that the number of Common Shares reserved for issuance from the treasury under the RSU Plan and pursuant to all other security based compensation arrangements of the Corporation and its subsidiaries shall, in the aggregate, not exceed 10% of the number of Common Shares then issued and outstanding.
(5)	Percentages are rounded to the nearest decimal.
(6)	While the total of the number of Common Shares remaining available for future issuance under the equity compensation plans exceeds 10% of the issued and outstanding Common Shares, the Corporation cannot issue more than 10% of the issued and outstanding Common Shares under such plans. As of December 31, 2024, including the 109,657 Common Shares issued pursuant to the ESPP, there are approximately 5.24% securities issued and outstanding pursuant to all equity compensation plans.

Named Executive Summary Compensation Table

The following table details all compensation paid to or earned by each of the Corporation’s Named Executives for the fiscal years ended December 31, 2024, December 31, 2023, December 31, 2022 and December 31, 2021:

Summary Compensation Table
						Non-equity incentive plan compensation ($)
Named Executive	Year	Salary(1) ($)		Share- based awards(2) ($)	Option- based award(3) ($)	Annual incentive plan(4)		Long- term incentive plan	Pension value ($)	All other compensation(5) ($)		Total Compensation ($)
Sean Roosen, Chair and Chief Executive Officer(6)	2024	525,000		315,000	1,260,000	346,500				21,468		2,467,968
	2023	525,000		472,500	1,102,500	380,625		-	-	19,224		2,499,849
	2022	525,000		945,000	630,000	446,250		-	-	24,234		2,570,484
Alexander Dann, Chief Financial Officer and Vice President, Finance	2024	350,000		161,000	644,000	231,000		-	-	19,824		1,405,824
	2023	350,000		241,500	563,500	253,750		-	-	18,432		1,427,182
	2022	300,000		414,000	276,000	305,000		-	-	21,416		1,316,416
Éric Tremblay, Former Chief Operating Officer	2024	450,000		207,000	828,000	0	(10)	-	-	15,372		1,500,372
	2023	450,000		-	787,512	326,250		-	-	12,414		1,546,176
	2022	175,500	(7)	120,000	-	95,625		-	-	350,000	(8)	741,125

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Summary Compensation Table
					Non-equity incentive plan compensation ($)
Named Executive	Year	Salary(1) ($)	Share- based awards(2) ($)	Option- based award(3) ($)	Annual incentive plan(4)		Long- term incentive plan	Pension value ($)	All other compensation(5) ($)	Total Compensation ($)
Luc Lessard, Former Chief Operating Officer	2024	-	-	-	-		-	-	-	-
	2023	213,000	-	-	0	(9)	-	-	10,243	223,243
	2022	313,000	769,500	513,000	336,050		-	-	21,416	1,952,966
Chris Lodder, President	2024	425,000	195,500	782,000	280,500		-	-	13,704	1,696,704
	2023	425,000	293,250	648,250	308,125		-	-	12,312	1,722,937
	2022	425,000	586,500	391,000	361,250		-	-	12,416	1,776,166
Francois Vézina, Former Senior Vice President, Project Development, Technical Services and Environment	2024	-	-	-	-		-	-	-	-
	2023	300,000	180,000	420,000	0	(9)	-	-	18,516	918,516
	2022	300,000	360,000	240,000	305,000		-	-	34,199	1,239,199
Laurence Farmer, General Counsel and Vice President Strategic Development	2024	300,000	132,000	528,000	198,000		-	-	14,520	1,172,520
	2023	-	-	-	-		-	-	-	-
	2022	-	-	-	-		-	-	-	-

Notes:

(1)	The respective annual base salary of the Named Executive as of December 31, 2024 was as follows: Mr. Roosen: $525,000, Mr. Lodder: $425,000, Mr. Dann: $350,000, Mr. Tremblay $450,000 and Mr. Farmer $300,000.

(2)	Pursuant to the RSU Plan which is in effect since November 20, 2020, Named Executives were awarded RSUs on July 4, 2024 subject to the vesting terms, which consist of the following terms: one half (1/2) is time-based and vesting in 2027, while the remaining portion (1/2) will also vest in 2027, subject to performance criteria toward achievement of the Long Term Objectives over a three-year period. The unit grant price on such date was $2.72.

(3)	Both the grant date fair value and accounting fair value for option-based awards are calculated using the Black-Scholes option pricing model. However, the share-based compensation expense included in the Corporation’s financial statements are accounted for based on vesting terms reflecting the fair value amortized for the period in accordance with IFRS requirements.

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	Risk Free Interest	Expected Average Life	Expected Volatility	Expected Dividend Yield	Fair Value
July 4, 2024	3.70%	4 years	66.50%	0%	$1.47
April 3, 2024	3.69%	4 years	62.78%	0%	$1.47
April 3, 2023	3.15%	4 years	65.58%	0%	$3.43
November 18, 2022	3.70%	4 years	65.58%	0%	$3.30
June 30, 2022	3.15%	4 years	64%	0%	$3.30
August 16, 2021	0.80%	4 years	67%	0%	$2.84
June 23, 2021	0.84%	4 years	68%	0%	$3.63
December 22, 2020	0.36%	4 years	63%	0%	$3,64

(4)	An Annual Incentive Award was paid to each Named Executive based on the assessment of achievements with respect to the 2024 Key Objectives.

(5)	Represents the Corporation’s contributions made pursuant to the terms of the ESPP and insurance premiums paid by the Corporation during the financial year for personal insurance of the Named Executives.

(6)	The compensation information provided for Mr. Roosen is in respect of its capacity as officer of the Corporation. Mr. Roosen did not receive any additional compensation in respect of its position as director of the Corporation.

(7)	This amount includes Mr. Tremblay’s annual retainer and attendance fees received as a director during 2022 as well as his pro-rated salary of $112,500.

(8)	Mr. Tremblay received a signing bonus of $350,000 as compensation for the work he performed in 2022.

(9)	In light of his impending retirement, Mr. Lessard did not receive any annual incentives for the 2023 fiscal year. It was agreed between the Corporation and Mr. Vézina that, in connection with his resignation, he would not receive any annual incentives for the 2023 fiscal year.

(10)	It was agreed between the Corporation and Mr. Tremblay that, in connection with his resignation, he would not receive any annual incentives for the 2024 fiscal year.

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Outstanding Share-Based Awards and Options-Based Awards

The table below details the option-based and share-based awards outstanding as of December 31, 2024, for each of the Named Executives of the Corporation.

Named Executive	Option-based awards				Share-based awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (yyyy-mm-dd)	Value of unexercised in the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested(1) ($)	Market or payout value of vested share-based awards not paid out or distributed(1) ($)
Sean Roosen, Chair and Chief Executive Officer	89,166 39,633 23,366 190,800 354,600 872,000	22.86 21.30 16.89 6.49 6.59 2.72	2025-12-22 2026-06-23 2026-08-16 2027-06-30 2028-04-03 2029-07-04	-	- - - 145,700 71,700 115,900	- - - 340,938 167,778 271,206	-
Alexander Dann, Chief Financial Officer and Vice President, Finance	10,533 15,866 83,600 181,200 445,700	24.30 21.30 6.49 6.59 2.72	2026-02-05 2026-06-23 2027-06-30 2028-04-03 2029-07-04	-	- - - 63,800 36,700 59,200	- - - 149,292 85,878 138,528	-
Éric Tremblay, Former Chief Operating Officer	125,400 573,100	6.28 2.72	2027-11-18 2029-07-04	-	98,900 76,200	231,426 178,308	-
Chris Lodder, President	44,566 35,966 118,500 220,100 541,200	22.86 21.30 6.49 6,59 2.72	2025-12-22 2026-06-23 2027-06-30 2028-04-03 2029-07-04	-	- - 90,400 44,500 71,900	- - 211,536 104,130 168,246	-
Laurence Farmer, General Counsel and Vice President Strategic Development	28,500 67,600 365,400	6.49 6.59 2.72	2027-06-30 2028-04-03 2029-07-04	-	21,800 13,700 48,600	51,012 32,058 113,724	-

Notes:

(1)	Based on the closing price of the Common Shares of the Corporation on the Exchange on December 31, 2024 ($2.34).

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Incentive Plan Awards – Value Vested or Earned During the Year

The below table sets forth the aggregate dollar value that would have been earned during the most recently completed financial year ended December 31, 2024, if the options and share-based awards had been exercised on their vesting date.

Named Executive	Option-Based Awards Value Vested during the Year ($)	Share-Based Awards Value Vested during the year ($)(1)	Non-Equity Incentive Plan Compensation Value earned during the Year ($)(2)
Sean Roosen, Chair and Chief Executive Officer	-	222,724	346,500
Alexander Dann, Chief Financial Officer and Vice President, Finance	-	-	231,000
Éric Tremblay, Former Chief Operating Officer	-	-	-
Chris Lodder, President	-	-	308,125
Laurence Farmer, General Counsel and Vice President Strategic Development	-	-	198,000

Notes:

(1)	Mr. Roosen was awarded RSUs on June 23, 2021, and August 16, 2021, which vested in 2024 and were settled by the Corporation on June 27, 2024, and August 16, 2024, in the form of Common Shares. The closing price of the Corporation's Common Shares on the Exchange on the last trading day before vesting was $2.68 on June 26, 2024, and $2.81 on August 16, 2024.
(2)	This represents the value paid to the Named Executives as Annual Incentive Compensation.

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Chief Executive Officer Securities Ownership and Value at Risk

The table below shows the total value of vested and unvested Osisko securities owned by the Chair and Chief Executive Officer as at December 31, 2024.

	Number of Securities (#)	Value of Securities ($)
Vested Securities:
Common Shares	398,579	932,675
Options	397,565	-
RSUs	-	-

Unvested Securities:
Options	1,172,000	-
RSUs	333,300	779,922

Total Value at risk:		1,712,597

Termination and Change of Control Benefits

In 2021, the Corporation entered into new employment agreements with its Named Executives on terms and conditions comparable to market practice for public issuers in the same industry and market and of the same size as the Corporation. The following section describes the potential payments and benefits under the employment agreements to which the Named Executives would have been entitled if a termination of employment or change in control occurred on December 31, 2024.

The employment agreements provide for the following:

	Termination For Cause	Termination Without Cause	Resignation	Change of Control(1)
Base Salary & Annual Incentive Bonus Plan	-	A payment equal to one and a half (1.5) times the sum of the Named Executive’s (i) annual base salary and (ii) average annualized bonus paid or declared in the last two (2) years.	-

- A payment equal to two (2) times the sum of the Named Executive’s (i) annual base salary and (ii) average annualized bonus paid or declared in the last two (2) years.

- The Named Executives will be entitled to the current year short-term incentive payment in accordance with the actual achievements for the period they were employed.

- In the event the change of control event is deemed by the Board of Directors to be “hostile”, change of control severance payments may also be made to Named Executives who voluntarily resign within six (6) months following the “hostile” change of control.

Benefits	-	The Corporation shall continue all benefits for a period of time equal to one and a half (1.5) years from the cessation of the Named Executive’s employment (the “Benefits Extension Period”).	-	The Corporation shall continue all benefits for a corresponding period of time equal to two (2) years from the cessation of the Named Executive’s employment.
Options	The Named Executives shall be entitled to exercise the Options granted during a period commencing on the date of the cessation of the Named Executive’s Employment and ending 90 days thereafter.	The Named Executives shall be entitled to exercise Options vesting during Benefits Extension Period pursuant to the provisions of the SOP.	The Named Executives shall be entitled to exercise the Options granted during a period commencing on the date of the cessation of the Named Executive’s Employment and ending 90 days thereafter.	All unvested Options vest, irrespective of any performance conditions.
RSUs	All outstanding RSUs shall be terminated.	Any RSUs held by the Named Executive, as applicable, shall vest and be payable pursuant to the provisions of the RSU plan, as amended from time to time.	All outstanding RSUs shall be terminated.	All unvested RSUs vest, irrespective of any performance conditions.

Note:

(1)	Change of control is defined as a termination of employment initiated by the Corporation for reasons other than just cause, including constructive dismissal, within 18 months following a change in control.

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The Named Executives would have been entitled to the following payments and benefits if a termination of employment or change of control occurred on December 31, 2024:

		Base	Average Annualized	Equity-Based Awards ($)		Other Payments(3)
Named Executive	Event	Salary ($)	Bonus ($)	Options(1)	RSUs(2)	($)	Total ($)
Sean Roosen, Chair and Chief Executive Officer	Termination without cause	787,500	545,344	-	686,701	68,700	2,088,245
	Change of control	1,050,000	727,125	-	779,922	68,700	2,625,747
	Retirement	-	-	-	686,701	-	686,701
Alexander Dann, Chief Financial Officer and Vice President, Finance	Termination without cause	525,000	363,563	-	321,894	66,200	1,276,657
	Change of control	700,000	484,750	-	373,698	66,200	1,624,648
	Retirement	-	-	-	321,894	-	321,894
Éric Tremblay, Former Chief Operating Officer	Termination without cause	675,000	244,688	-	329,253	59,600	1,308,540
	Change of control	900,000	326,250	-	409,734	59,600	1,695,584
	Retirement	-	-	-	329,253	-	329,253
Chris Lodder, President	Termination without cause	637,500	441,469	-	426,082	66,200	1,571,251
	Change of control	850,000	588,625	-	438,912	66,200	1,988,737
	Retirement	-	-	-	426,082	-	426,082
Laurence Farmer, General Counsel and Vice President Strategic Development	Termination without cause	450,000	311,625	-	145,516	66,400	973,541
	Change of control	600,000	415,500	-	196,794	66,400	1,278,694
	Retirement	-	-	-	145,516	-	145,516

Notes:

(1)	In the context of a termination without cause, these amounts reflect the aggregate dollar value that would be realized by multiplying the number of unvested options which would vest during the Benefits Extension Period by the difference between $2.34, being the closing price of the Common Shares of the Corporation on the Exchange on December 31, 2024 and the respective exercise price of such options. In the context of a change of control, these amounts reflect the aggregate dollar value that would be realized by multiplying the number of unvested options (the vesting of which would be accelerated as a result of such change of control) by the difference between $2.34, being the closing price of the Common Shares of the Corporation on the Exchange on December 31, 2024 and the respective exercise price of such options.
(2)	In the context of a termination without cause or retirement, these amounts reflect the aggregate dollar value that would be realized by multiplying the number of RSUs which would vest during the Benefits Extension Period (also taking into account achievement of all Long Term Objectives) by $2.34 being the closing price of the Common Shares of the Corporation on the Exchange on December 31, 2024. In the context of a change of control, these amounts reflect the aggregate dollar value that would be realized by multiplying the number of RSUs (the vesting of which would be accelerated as a result of such change of control, irrespective of any performance condition) by $2.34 being the closing price of the Common Shares of the Corporation on the Exchange December 31, 2024.
(3)	In the context of a termination without cause, these amounts represent the dollar value of the insurance benefit of the Named Executives which would be continued for a term of 18 months; benefits include group insurance (but exclude long term disability) and outplacement benefits. In the context of a change of control, these amounts represent the dollar value of the insurance benefit of the Named Executives which would be continued for a term of 24 months; benefits include group insurance (but exclude long term disability) and outplacement benefits.

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Pension Benefits

The Corporation does not have a pension plan that provides payments or benefits to the Named Executives, nor to the directors.

Part 5: OTHER INFORMATION

5.1	Indebtedness of Directors and Executive Officers

As of the date hereof, no director, officer, employee, proposed nominee for election as a director of the Corporation or any of their respective associates, nor any former executive officer, director and employee of the Corporation, has been indebted in the last fiscal year, or is presently indebted, to the Corporation or any of its subsidiaries, or to another entity if the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries. During the year ended December 31, 2024, the Corporation did not grant any loan to such persons.

5.2	Interest of Informed Persons in Material Transactions

Since the commencement of the Corporation’s most recently completed fiscal year, no Informed Person (as the term “Informed Person” is defined in Regulation 51-102), proposed director, or any associate or affiliate of any Informed Person or proposed director has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect the Corporation or any of its subsidiaries.

5.3	Interest of Certain Persons or Companies in the Matters to be Acted Upon

Other than as disclosed herein, no director or executive officer of the Corporation who has held such position at any time since the beginning of the Corporation’s last financial year, nor any proposed nominee for election as a director of the Corporation, or any associates or affiliates of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting, other than the election of directors, the approval of the Omnibus Plan, the approval of the Amended SOP and the approval of the Amended RSU Plan.

5.4	Management Contracts

The management functions of the Corporation are not performed to any substantial degree by any person or company other than the directors and executive officers of the Corporation.

5.5	Other Matters

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

Other than as specifically discussed 2.2 Business of the Meeting – Election of Directors – Director Independence of this Circular, no director, executive officer or proposed nominees for election as a director of the Corporation, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, by way of beneficial ownership of shares or otherwise, in any matter to be acted upon at the Meeting, except that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.

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5.6	Shareholder Proposals for the Annual Meeting to be held in 2026

Shareholder proposals submitted to the Corporation for the next Annual Meeting of the Shareholders must be received by February 6, 2026 to be included in the Information Circular for such annual meeting.

5.7	Information

Additional information regarding the Corporation and its business activities is available on SEDAR+ at www.sedarplus.ca. Financial information about the Corporation can be found in the Corporation’s audited financial statements and MD&A for the financial year ended December 31, 2024, which are available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on our corporate website at www.osiskodev.com. Copies of these documents may also be obtained free of charge upon request to the Corporate Secretary, 1100, Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2 or by e-mail to info@osiskodev.com.

5.8	Approval of Directors

The Board of Directors of the Corporation has approved the contents of the Circular and its delivery to the Shareholders.

DATED at Montréal, Québec, 26th day of March, 2025.

ON BEHALF OF THE BOARD OF OSISKO DEVELOPMENT CORP.

Sean Roosen
Chair of the Board of Directors and Chief Executive Officer

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Schedule "A"
Board of Directors Charter

OSISKO DEVELOPMENT CORP.

BOARD OF DIRECTORS CHARTER

This Charter shall govern the activities of the Board of Directors (the "Board") of Osisko Development Corp. (the "Corporation").

I.	OVERALL ROLE AND RESPONSIBILITY

The Board of the Corporation is elected by the Corporation’s shareholders to supervise the management of the business and affairs of the Corporation.

The Board monitors the manner in which the Corporation conducts its business as well as the senior management responsible for the day-to-day operations of the Corporation. It sets the Corporation’s policies, assesses their implementation by management and reviews the results.

The prime stewardship responsibility of the Board is to oversee the viability of the Corporation and to oversee that it is managed in the best interest of its shareholders as a whole while taking into account the interests of other stakeholders.

The Board’s main expectations of the Corporation’s management are to protect the Corporation’s interests and oversee the long-term growth of shareholder value.

II.	MEMBERSHIP AND QUORUM

(a)	The Board shall meet at least quarterly.
(b)	The Board shall be composed of a minimum of 3 and a maximum of 10 members.
(c)	The Board shall also be constituted with a majority of individuals who qualify as independent directors, as per the standards of independence established in the National Instrument 52-110 – Audit Committees (“52-110”) and Regulation 58-101 respecting Disclosure of Corporate Governance Practices (“58-101”).

The quorum at any meeting of the Board is a majority of directors in office.

III.	STRUCTURE AND OPERATIONS

Proceedings and meetings of the Board are governed by the provisions of the by-laws of the Corporation relating to the regulation of the meetings and proceedings of the Board insofar as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board in regard to committee composition and organization.

IV.	DUTIES AND RESPONSIBILITIES OF THE BOARD

In addition to statutory responsibilities, the Board, either directly or through one of its standing committees (the “Standing Committees”), assumes responsibility for:

(a)	satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer (“CEO”), the President and other senior officers, and that the CEO and other senior officers maintain a culture of integrity throughout the Corporation;

(b)	overseeing that the Corporation is operated so as to preserve its financial integrity and in accordance with policies approved by the Board;

(c)	overseeing, through the Governance and Nomination Committee, that appropriate structures and procedures are in place so that the Board and its Standing Committees can function independently of management and in accordance with sound corporate governance practices;

(d)	reviewing and approving key policy statements developed by management on various issues such as ethics, regulatory compliance and communications with shareholders, other stakeholders and the general public;

(e)	adopting a strategic planning process and thereafter reviewing and, where appropriate, approving, annually, a strategic plan and a budget which takes into account, among other things, the opportunities and risks of the business (all of which are developed at first by management), and monitoring the Corporation’s performance with reference to the adopted budget and strategic plan;

(f)	identifying the principal risks of the Corporation’s business and overseeing the implementation of appropriate controls, measures and systems to manage these risks;

(g)	appointing the CEO and the President, setting forth the position description, as well as planning for the succession of the CEO and the President with the recommendation of the Governance and Nomination Committee and the Human Resources Committee respectively;

(h)	evaluating the performance and reviewing the compensation of the CEO and the President with the Human Resources Committee, and monitoring that such compensation is competitive and measured according to appropriate benchmarks which reward contribution to shareholder value;

(i)	appointing, evaluating and monitoring officers as well as planning for their succession with the recommendations of the Governance and Nomination Committee; determining management compensation with the recommendations of the Governance and Nomination Committee and the Human Resources Committee, respectively and overseeing that such compensation is competitive and measured according to appropriate industry benchmarks;

(j)	overseeing, through the Audit and Risk Committee, the quality and integrity of the Corporation’s accounting and financial reporting systems, and disclosure controls and procedures;

(k)	overseeing, through the Audit and Risk Committee, the integrity of the Corporation’s internal controls and management information systems;

(l)	overseeing, through the Audit and Risk Committee, the process for evaluating the adequacy of internal control structures and procedures of financial reporting, and satisfy itself as to the adequacy of such process;

(m)	advising management on critical and sensitive issues;

(n)	overseeing that the Board’s expectations of management are understood, that all appropriate matters come before the Board in a timely and effective manner and that the Board is kept informed of shareholder feedback;

(o)	conducting annually, through the Governance and Nomination Committee, a review of Board practices and the Board’s and Standing Committees’ performance (including director’s individual contributions), to ascertain that the Board, its Standing Committees and the directors are capable of carrying out and do carry out their roles effectively;

(p)	overseeing with the Human Resources Committee, the adequacy and form of the compensation of non-executive directors taking into account the responsibilities and risks involved in being an effective non-executive director;

(q)	determining, with the Governance and Nomination Committee, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities the Board should seek in recruiting new Board members, and the appropriate size of the Board to facilitate effective decision-making;

(r)	determining, annually, with the Governance and Nomination Committee, the independence of each member of the Board as such term is defined by applicable laws and regulations including, rules and guidelines of stock exchanges to which the Corporation is subject;

(s)	determining annually, with the Audit and Risk Committee, if each member of the Audit and Risk Committee is “financially literate” as such terms are defined under applicable laws and regulations including rules and guidelines of stock exchanges to which the Corporation is subject;

(t)	selecting, upon the recommendation of the Governance and Nomination Committee, nominees for election as directors;

(u)	selecting the Chair of the Board;

(v)	selecting the Lead Director of the Board and oversee the director appointed as Lead Director is and remains “independent” within the meaning of 58-101;

(w)	overseeing, through the Governance and Nomination Committee, that new directors have a good understanding of their role and responsibilities and of the contribution expected of them (including as regards attendance at, and preparation for, meetings), and that they are provided with adequate education and orientation as regards the Corporation, its business and activities;

(x)	approving unbudgeted capital expenditures, or significant divestiture, as well as acquisitions where environmental or other liabilities exist and which could result in significant exposure to the Corporation;

(y)	approving major investments related to development, construction and production of the Corporation’s mining projects;

(z)	reviewing alternate strategies in response to any possible takeover bid in order to maximize value for shareholders;

(aa)	discussing and developing the Corporation’s approach to corporate governance issues in general, with the involvement of the Governance and Nomination Committee;

(bb)	reviewing and approving, with the involvement of the Governance and Nomination Committee, the content of the principal communications by the Corporation to its shareholders, analysts and the public, such as quarterly and annual financial statements and management’s discussion and analysis, annual information form, management information circular, prospectuses and other similar documents which may be issued and distributed, provided that the quarterly and annual financial statements and related management’s discussion and analysis and earnings press releases and any other public disclosure document containing financial information may be reviewed and approved by the Audit and Risk Committee instead of the Board;

(cc)	monitoring ethical behavior and compliance with laws;

(dd)	monitoring, directly or through one of its Standing Committees, compliance with all codes of ethics; and

(ee)	consider the means by which stakeholders can communicate with the members of the Board (including independent directors).

Directors are expected to make reasonable efforts to attend all Board meetings and to review materials distributed to them in advance of Board meetings.

V.	ANNUAL EVALUATION

The Governance and Nomination Committee shall, at least annually, review this Charter and recommend appropriate changes to the Board.

This Charter was adopted by the Board of Directors on November 25, 2020, and ratified on December 4, 2020. This Charter was last reviewed on March 26, 2025.

Schedule "B"
Audit and Risk Committee Charter

Osisko Development Corp.

AUDIT AND RISK COMMITTEE CHARTER

This Charter shall govern the activities of the Audit and Risk Committee (the "Committee") of the board of directors (the "Board of Directors") of Osisko Development Corp. (the "Corporation").

I.	Purposes of the Audit and Risk Committee

The purposes of the Committee are to assist the Board of Directors of the Corporation:

1.	in its oversight of the Corporation’s accounting and financial reporting principles and policies and internal audit controls and procedures;

2.	in its oversight of the integrity, transparency and quality of the Corporation’s financial statements and the independent audit thereof;

3.	in selecting, evaluating and, where deemed appropriate, replacing the external auditors;

4.	in evaluating the qualification, independence and performance of the external auditors;

5.	in its oversight of the Corporation’s risk identification, assessment and management program; and

6.	in the Corporation’s compliance with legal and regulatory requirements in respect of the above.

The function of the Committee is to provide independent and objective oversight. The Corporation’s management team is responsible for the preparation, presentation and integrity of the Corporation’s financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Corporation’s annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by management as to non-audit services provided by the auditors to the Corporation.

The external auditors are ultimately accountable to the Board of Directors and the Committee as representatives of shareholders. The Committee is directly responsible (subject to the Board of Directors’ approval) for the appointment, compensation, retention (including termination), scope and oversight of the work of the external auditors engaged by the Corporation (including for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services or other work of the Corporation), and is also directly responsible for the resolution of any disagreements between management and any such firm regarding financial reporting.

The external auditors shall submit, at least annually, to the Corporation and the Committee:

•	as representatives of the shareholders of the Corporation, a formal written statement delineating all relationships between the external auditors and the Corporation (“Statement as to Independence”); and

•	a formal written statement of the fees billed in compliance with the disclosure requirements of Form 52-110F2 of National Instrument 52-110.

A report describing: the Corporation’s internal quality-control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the Corporation, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the Corporation, and any steps taken to deal with any such issues

II.	Composition of the Audit and Risk Committee

The Committee shall be comprised of three or more independent directors as defined under applicable legislation and stock exchange rules and guidelines and are appointed (and may be replaced) by the Board of Directors. Determination as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the Board of Directors.

All members of the Committee shall be financially literate within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”) and any other securities legislation and stock exchange rules applicable to the Corporation, and as confirmed by the Board of Directors using its business judgement (including but not limited to be able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements), and at least one member of the Committee shall have accounting or related financial expertise or sophistication as such qualifications are interpreted by the Board of Directors in light of applicable laws and stock exchange rules. The later criteria may be satisfied by past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer of an entity with financial oversight responsibilities, as well as other requirements under applicable laws and stock exchange rules.

III.	membership, Meetings and quorum

The Committee shall meet at least quarterly or more frequently if circumstances dictate, to discuss with management and recommend to the Board of Directors to approve the annual audited financial statements and quarterly financial statements, and all other related matters. The Committee may request any officer or employee of the Corporation or the Corporation’s external counsel or external auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

Proceedings and meetings of the Committee are governed by the provisions of by-laws relating to the regulation of the meetings and proceedings of the Board of Directors as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board of Directors in regard to committee composition and organization.

The quorum at any meeting of the Committee is a majority of members in office. All members of the Committee should strive to be at all meetings.

IV.	Duties and Powers of the Audit and Risk Committee

To carry out its purposes, the Committee shall have unrestricted access to information and shall have the following duties and powers:

1.	with respect to the external auditor,

(i)	to review and assess annually, the performance of the external auditors, and recommend to the Board of Directors the nomination of the external auditors for appointment by the shareholders, or if required, the revocation of appointment of the external auditors;

(ii)	to review and approve the fees charged by the external auditors for audit services;

(iii)	to review and pre-approve all services, including non-audit services, to be provided by the Corporation’s external auditors to the Corporation or to its subsidiaries, and associated fees and to oversee that such services will not have an impact on the auditor’s independence, in accordance with procedures established by the Committee. The Committee may delegate such authority to one or more of its members, which member(s) shall report thereon to the committee;

(iv)	to oversee that the external auditors prepare and deliver annually a Statement as to Independence (it being understood that the external auditors are responsible for the accuracy and completeness of such statement), to discuss with the external auditors any relationships or services disclosed in the Statement as to Independence that may impact the objectivity and independence of the Corporation’s external auditors and to recommend that the Board of Directors take appropriate action in response to the Statement as to Independence to satisfy itself of the external auditors’ independence; and

(v)	to instruct the external auditors that the external auditors are ultimately accountable to the Committee and the Board of Directors, as representatives of the shareholders;

2.	with respect to financial reporting principles, policies and internal controls,

(i)	to advise management that they are expected to provide to the Committee a timely analysis of significant financial reporting issues and practices;

(ii)	to oversee that the external auditors prepare and deliver as applicable a detailed report covering 1) critical accounting policies and practices to be used; 2) material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; 3) other material written communications between the external auditors and management such as any management letter or schedule of unadjusted differences; and 4) such other aspects as may be required by the Committee or legal or regulatory requirements;

(iii)	to consider, review and discuss any reports or communications (and management’s responses thereto) submitted to the Committee by the external auditors, including reports and communications related to:

•	significant finding, deficiencies and recommendations noted following the annual audit of the design and operation of internal controls over financial reporting;

•	consideration of fraud in the audit of the financial statement;

•	detection of illegal acts;

•	the external auditors’ responsibilities under generally accepted auditing standards;

•	significant accounting policies;

•	management judgements and accounting estimates;

•	adjustments arising from the audit;

•	the responsibility of the external auditors for other information in documents containing audited financial statements;

•	disagreements with management;

•	consultation by management with other accountants;

•	major issues discussed with management prior to retention of the external auditors;

•	difficulties encountered with management in performing the audit;

•	the external auditors judgements about the quality of the entity’s accounting principles; and

•	reviews of interim financial information conducted by the external auditors.

(iv)	to meet with management and external auditors:

•	to discuss the scope, planning and staffing of the annual audit and to review and approve the audit plan;

•	to discuss the audited financial statements, including the accompanying management’s discussion and analysis;

•	to discuss the unaudited interim quarterly financial statements, including the accompanying management’s discussion and analysis;

•	to discuss the appropriateness and quality of the Corporation’s accounting principles as applied in its financial reporting;

•	to discuss any significant matters arising from any audit or report or communication referred to in item 2 (iii) above, whether raised by management or the external auditors, relating to the Corporation’s financial statements;

•	to resolve disagreements between management and the external auditors regarding financial reporting;

•	to review the form of opinion the external auditors propose to render to the Board of Directors and shareholders;

•	to discuss significant changes to the Corporation’s auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the external auditors or management, and the financial impact thereof;

•	to review any non-routine correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Corporation’s financial statements or accounting policies;

•	to review, evaluate and monitor (as applicable) the Corporation’s risk management program including the revenue protection program. This function should include:

⮚	risk assessment;

⮚	quantification of exposure;

⮚	risk mitigation measures; and

⮚	risk reporting;

•	to review the adequacy of the resources of the finance and accounting group, along with its development and succession plans;

•	to monitor and review communications received in accordance with the Corporation’s Internal Whistle Blowing Policy;

•	following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of the work or access to required information and the cooperation that the independent auditor received during the course of the audit and review;

(v)	to discuss with the Chief Financial Officer any matters related to the financial affairs of the Corporation;

(vi)	to discuss with the Corporation’s management any significant legal matters that may have a material effect on the financial statements, the Corporation’s compliance policies, including material notices to or inquiries received from governmental agencies;

(vii)	to periodically review with management the need for an internal audit function;

(viii)	to review, and discuss with the Corporation’s Chief Executive Officer and Chief Financial Officer the procedure with respect to the certification of the Corporation’s financial statements pursuant to National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings and any other applicable law or stock exchange rule;

(ix)	to create an agenda for the ensuing year; and

(x)	to set clear hiring policies regarding partners, employees and former partners and employees of the present and, as the case may be, former external auditors of the Corporation.

3.	with respect to reporting and recommendations,

(i)	to prepare/review any report or other financial disclosures to be included in the Corporation’s annual information form and management information circular;

(ii)	to review and recommend to the Board of Directors for approval, the interim and audited annual financial statements of the Corporation, management’s discussion and analysis of the financial conditions and results of operations (MD&A) and the press releases related to those financial statements;

(iii)	to review and recommend to the Board of Directors for approval, the annual report, management’s assessment on internal controls and any other like annual disclosure filings to be made by the Corporation under the requirements of securities laws or stock exchange rules applicable to the Corporation;

(iv)	to review and reassess the adequacy of the procedures in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure referred to in paragraph 3(ii) above;

(v)	to prepare Committee report(s) as required by applicable regulators;

(vi)	to review this Charter at least annually and recommend any changes to the Board of Directors;

(vii)	to report its activities to the Board of Directors on a regular basis and to make such recommendations with respect to the above and other matters as the Committee may deem necessary or appropriate;

(viii)	to review quarterly the expenses of the Chief Executive Officer; and

(ix)	to establish and reassess the adequacy of the procedures for the receipt, retention and treatment of any complaint received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential anonymous submissions by employees of concerns regarding questionable accounting or auditing matters in accordance with applicable laws and regulations.

4.	with respect to Related Party Transaction,

(i)	to review, discuss with management, and approve all related party transactions;

5.	with respect to Cyber Security;

(i)	to oversee the Corporation’s cyber security program;

6.	with respect to Legal Compliance,

(i)	to review legal compliance matters with the Corporation’s General Counsel;

V.	Resources and Authority of the Audit and Risk Committee

The Committee shall have the resources and authority appropriate to discharge its responsibilities, as it shall determine, including the authority to engage external auditors for special audits, reviews and other procedures and to retain special counsel and other experts or consultants. The Committee shall have the sole authority (subject to the Board of Directors’ approval) to determine the terms of engagement and the extent of funding necessary (and to be provided by the Corporation) for payment of (a) compensation to the Corporation’s external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, (b) any compensation to any advisors retained to advise the Committee and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

VI.	ANNUAL EVALUATION

At least annually, the Committee shall, in a manner it determines to be appropriate:

•	perform a review and evaluation of the performance of the Committee and its members, including the compliance with this Charter; and

•	review and assess the adequacy of its Charter and recommend to the Board of Directors any improvements to this Charter that the Committee determines to be appropriate.

This Charter was adopted by the Board of Directors on November 25, 2020 and ratified on December 4, 2020. This Charter was last reviewed on November 11, 2024.

Schedule "C"
Omnibus Incentive Plan

C-1

Schedule "D"
Amended Stock Option Plan

March 17, 2023

1.	PURPOSE

(a)	The purpose of this Stock Option Plan (this “Plan”) of Osisko Development Corp. (the “Corporation”) is to advance the interests of the Corporation and each subsidiary of the Corporation (each, a “Subsidiary” and, collectively, the “Subsidiaries”) by encouraging the directors, officers, employees, management company employees and consultants (as defined in Policy 4.4 of the TSXV Corporate Finance Manual, as amended from time to time) of the Corporation and/or its Subsidiaries to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and/or its Subsidiaries and furnishing them with additional incentive in their efforts on behalf of the Corporation and/or its Subsidiaries.

(b)	For the purposes of the Plan, the terms “Companies”, “Consultant”, “Director”, “Discounted Market Price”, “Employee”, “Insiders”, “Investor Relations Activities”, “Investment Relations Service Provider”, “Issued Shares”, “Listed Shares”, “Officer”, “Market Price”, “Participant”, “Person”, “Securities Laws”, “Security Based Compensation”, “Security Based Compensation Plan”, and “Shareholder” shall have the respective meanings as set out in the policies of the TSX Venture Exchange (the “TSXV”).

2.	ADMINISTRATION

(a)	This Plan shall be administered by the board of directors of the Corporation (“Board of Directors”) or by a committee thereof (the “Committee”) which comes under the authority of the Board of Directors of the Corporation. The Committee has full power and authority to interpret this Plan, to establish any rules and regulations and to adopt any condition that it deems necessary or desirable for the administration of this Plan within the limits prescribed by applicable legislation.

(b)	No member of the Committee shall be liable for any action or determination made in good faith pursuant to this Plan. To the full extent permitted by law, the Corporation shall indemnify and save harmless each person made, or threatened to be made, a party to any action or proceeding by reason of the fact that such person is or was a member of the Committee and, as such, is or was required or entitled to take action pursuant to the terms of this Plan.

(c)	Subject to the provisions of this Plan and rules of the TSXV, the Board of Directors, or the Committee, as applicable, shall have authority to construe and interpret this Plan and all option agreements entered into in connection with the grant of options (“Options”) under this Plan, to define the terms used in this Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind the terms of this Plan and to make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board of Directors or the Committee, as applicable, shall be binding and conclusive on all participants in this Plan and on their legal personal representatives and beneficiaries.

(d)	The Corporation shall maintain a register in which shall be recorded: (a) the name and address of each optionee; (b) the number of shares subject to Options granted to each optionee; and (c) the aggregate number of shares subject to Options.

3.	SHARES SUBJECT TO PLAN

(a)	Subject to adjustment as provided in Section 14 hereof, the shares to be offered under this Plan shall consist of the Corporation’s authorized but unissued common shares.

(b)	The Plan is a “rolling up to 10%” Security Based Compensation Plan under TSXV Policy 4.4. The aggregate number of shares in respect of which Options may be outstanding at any time under this Plan, when combined with all shares reserved for issuance under all of the Corporation’s other Security Based Compensation Plans, shall not exceed 10% of the number of the Issued Shares of the Corporation as at the date of grant or issuance of any Security Based Compensation under the Plan and such other Security Based Compensation Plan at such time.

(c)	The maximum aggregate number of Listed Shares of the Corporation that are issuable pursuant to the Plan, when combined with all Listed Shares reserved for issuance under all of the Corporation’s other Security Based Compensation, granted or issued to Insiders (as a group) must not exceed 10% of the Issued Shares of the Corporation at any point in time (unless the Corporation has obtained the requisite disinterested Shareholder approval pursuant to the policies of the TSXV).

(d)	The maximum aggregate number of Listed Shares of the Corporation that are issuable pursuant to the Plan, when combined with all Security Based Compensation granted or issued in any 12 month period to Insiders (as a group) must not exceed 10% of the Issued Shares of the Corporation, calculated as at the date any Security Based Compensation is granted or issued to any Insider (unless the Corporation has obtained the requisite disinterested Shareholder approval pursuant to the policies of the TSXV).

(e)	Unless the Corporation has obtained the requisite disinterested Shareholder approval pursuant to the policies of the TSXV, the maximum aggregate number of Listed Shares of the Corporation that are issuable pursuant to all Security Based Compensation granted or issued in any 12 month period to any one Person (and where permitted under the policies of the TSXV, any Companies that are wholly-owned by that Person) must not exceed 5% of the Issued Shares of the Corporation, calculated as at the date any Security Based Compensation is granted or issued to the Person.

(f)	The maximum aggregate number of Listed Shares of the Corporation that are issuable pursuant to the Plan, when combined with any and all Security Based Compensation granted or issued in any 12 month period to any one Consultant must not exceed 2% of the Issued Shares of the Corporation, calculated as at the date any Security Based Compensation is granted or issued to a Consultant.

(g)	The maximum aggregate number of Listed Shares of the Corporation that are issuable pursuant to all Options granted in any 12 month period to all Investor Relations Service Providers in aggregate must not exceed 2% of the Issued Shares of the Corporation, calculated as at the date any Option is granted to any such Investor Relations Service Provider. Investor Relations Service Providers may not receive any Security Based Compensation other than Options.

(h)	For Options granted or issued to Employees, Consultants or Management Company Employees, the Corporation and the Participant are responsible for ensuring and confirming that the Participant is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

(i)	The Corporation shall not, upon the exercise of any Option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Corporation’s shares may then be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Corporation shall determine to be necessary or advisable. If any shares cannot be issued to any optionee for whatever reason, the obligation of the Corporation to issue such shares shall terminate and any exercise price paid to the Corporation shall be returned to the optionee. Any increase in the issued and outstanding shares will result in an increase in the available number of shares issuable under this Plan, and any exercises of Options will make new grants available under this Plan effectively resulting in a re-loading of the number of Options available to grant under this Plan. If any Option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall again be available for the purpose of this Plan.

(j)	No Options can be granted under this Plan if the Corporation is on notice from the TSXV to transfer its listed shares to the NEX (as defined herein), unless it has publicly disclosed that it is on notice to have its listing transferred to NEX. No Options can be granted under this Plan while the Corporation’s shares trade on the NEX. For the purpose of this Plan. For the purposes of this Plan, “NEX” means separate board of the TSXV for companies previously listed on the TSXV or the Toronto Stock Exchange which have failed to maintain compliance with the ongoing financial listing standards of those markets. For the purposes of this Plan, “NEX Policies” means the rules and policies of the NEX as amended from time to time. For the purposes of this Plan “TSXV Corporate Finance Manual” means the rules and policies of the TSXV as amended from time to time.

4.	ELIGIBILITY AND PARTICIPATION

(a)	Directors, Officers, Consultants, Employees and Investor Relations Service Providers shall be eligible to participate in this Plan (such persons hereinafter collectively referred to as “Participants”). For the avoidance of doubt, non-employee directors are not eligible to participate in this Plan.

(b)	Subject to the foregoing, the Board of Directors or the Committee, as applicable, may from time to time determine the Participants to whom Options may be granted, the terms and provisions of the respective option agreements, the time or times at which such Options shall be granted, the number of shares to be subject to each Option and the expiry date of each Option. The Corporation and the Participant are responsible for ensuring and confirming that the Participant is a bona fide employee or consultant, as the case may be. An individual who has been granted an Option may, if he is otherwise eligible, and if permitted under the policies of the stock exchange or stock exchanges on which the shares of the Corporation are to be listed, be granted an additional Option or Options if the Directors shall so determine.

5.	EXERCISE PRICE

The exercise price per share which is the subject of any Option shall be fixed by the Board of Directors at the time of granting the Option, subject to the rules of the regulatory authorities having jurisdiction over the securities of the Corporation, on the basis of the market price at the time the Option is granted, where “market price” shall mean the closing price of the Listed Shares on the TSXV, on the trading date immediately preceding the date of the Option grant in question, subject to applicable laws and regulations; provided, however, that where there is no such closing price or trade on the trading date immediately preceding the date of the Option grant in question, then “market price” shall mean the closing price or trade on the immediately preceding trading date of such date in question on which shares of the Corporation actually traded and for which there is a closing price on the TSXV. The minimum exercise price for any Option shall not be less than the Discounted Market Price of the share and shall be payable in cash.

6.	duration of option

Each Option and all rights thereunder shall expire on the date set out in the option agreement entered into in connection with the grant of Options under this Plan and shall be subject to earlier termination as provided in Section 8, 9, 10 and 11. See Section 7 for a description of the Option Period (as defined herein).

7.	OPTION PERIOD, CONSIDERATION AND PAYMENT

(a)	The period within which such Option shall be exercised (the “Option Period”) shall be a period of time fixed by the Board of Directors and set out in an agreement pursuant to which the Options are granted, not to exceed ten (10) years from the date the Option is granted; provided that the Option Period shall be reduced with respect to any Option as provided in Sections 8, 9, 10, 11 and 14; and further provided that the Option Period may be extended beyond ten (10) years where the expiry date falls within a Blackout Period (defined herein).

(b)	Except as set forth in Section 11 and subject to the provisions of Section 8, an Option shall vest and may be exercised (in each case to the nearest full share) during the Option Period in such manner as the Board of Directors may fix by resolution. Options which have vested may be exercised in whole or in part at any time and from time to time during the Option Period. To the extent required by any stock exchange or stock exchanges on which the shares of the Corporation are listed, no Option may be exercised under this Plan until this Plan has been approved by a resolution duly passed by the shareholders of the Corporation.

(c)	Notwithstanding the foregoing, Options granted to any Investor Relations Service Provider must vest in stages over a period of not less than 12 months such that:

(i)	no more than 1/4 of the options vest no sooner than three months after the options were granted;

(ii)	no more than another 1/4 of the options vest no sooner than six months after the options were granted;

(iii)	no more than another 1/4 of the options vest no sooner than nine months after the options were granted; and

(iv)	the remainder of the options vest no sooner than 12 months after the options were granted.

(d)	No acceleration of the vesting provisions of options granted to any Investor Relations Service Provider shall be allowed without prior acceptance of the TSXV.

(e)	Except as set forth in Sections 8, 9, 10 and 11, no Option may be exercised unless the Participant is at the time of such exercise a director, officers, employee or consultant of the Corporation and/or its Subsidiaries or an Investor Relations Service Provider of the Corporation and/or its Subsidiaries; except in the case of a consultant, where the Option has been granted for a specific service, the Option may be exercised only upon completion of that service.

(f)	The exercise of any Option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of shares with respect to which the Option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such shares with respect to which the Option is exercised. No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any shares subject to an Option under this Plan, unless and until the certificates for such shares are issued to him or them under the terms of this Plan. Such certificate issued will bear a legend stipulating any resale restrictions required under applicable securities laws. Further, if the Corporation is a Tier 2 or NEX Issuer, or the exercise price is set below the then current market price of the shares on the TSXV, the certificate will also bear a legend stipulating that the Option shares are subject to a four-month TSXV hold period commencing on the date of the grant of the Option.

(g)	Notwithstanding the foregoing, in the event that the term of an Option expires during such period of time during which insiders are prohibited from trading in shares as provided by the Corporation’s insider trading policy, as it may be implemented and amended from time to time (the “Blackout Period”) or within 10 business days thereafter, the Option shall expire on the date that is 10 business days following the Blackout Period. Although the Blackout Period would only cover insiders of the Corporation, the extension would apply to all participants who have Options which expire during the Blackout Period.

(h)	During an Option Period or a period prescribed by Section (g), as the case may be, a Participant may, by sending a notice to the Corporation containing the information set out in Section (f), elect to exercise the Participant’s Options in accordance with the mechanism of this Section (h). Options may be exercised for shares issued from treasury once the vesting criteria have been satisfied and upon payment of the exercise price.

8.	CHANGE OF CONTROL

(a)	For the purposes of this Section 8, “Change of Control” shall mean:

(i)	if a person, by means of a takeover bid made in accordance with the applicable provisions of the Securities Act (Québec) (the “Securities Act”), directly or indirectly, acquires an interest in one of the Corporation’s classes of shares conferring 50% or more of the votes entitling him to elect the Directors of the Corporation;

(ii)	if a person, by means of stock market transactions, directly or indirectly, acquires an interest in one of the Corporation’s classes of shares conferring 50% or more of the votes entitling him to elect the Directors of the Corporation; however, the acquisition of securities by the Corporation itself through one of its Subsidiaries or affiliates, or by means of an employee benefits plan of the Corporation or one of its Subsidiaries or affiliates (or by the trustee of any such plan), shall not constitute a takeover;

(iii)	the consummation of any transaction including, without limitation, any consolidation, amalgamation, merger, arrangement or issue of voting securities the result of which is that any person or group of persons acting jointly or in concert for purposes of such transaction (other than the Corporation and its Subsidiaries) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting securities of the Corporation or of any such consolidated, amalgamated, merged or other continuing-entity, measured by voting power rather than number of securities (but shall not include the creation of a holding company or similar transaction that does not involve a change in the beneficial ownership of the Corporation);

(iv)	the sale, lease or exchange of 50% or more of the property of the Corporation to another person or entity, other than in the ordinary course of business of the Corporation or any of its subsidiaries; for greater certainty, the sale, lease or exchange of 50% or more of the property of the Corporation to an entity in which the Corporation holds, directly or indirectly, 50% or less of the voting securities will be considered, for the purposes hereof, a “Change of Control”;

(v)	if the individuals who are, from time to time, proposed as nominees of management of the Corporation in a management information circular of the Corporation to be elected as directors of the Corporation at a meeting of the shareholders involving a contest for, or an item of business relating to, the election of directors of the Corporation, do not constitute a majority of the directors of the Corporation immediately following such meeting of the shareholders; or

(vi)	any other transaction that is deemed to be a “Change of Control” for the purposes of this Plan by the Board of directors, or Committee, as applicable, in its sole discretion.

(b)	Notwithstanding any provisions to the contrary contained in this Plan, all Options outstanding at the time of a Change of Control shall vest and become immediately exercisable.

9.	CEASING TO BE AN EXECUTIVE DIRECTOR, OFFICER, OR EMPLOYEE

(a)	Subject to any provisions to the contrary contained in any employment agreement or any option agreement entered into in connection with the grant of Options under this Plan, if a Participant shall cease to be an Director, Officer, Consultant, Employee or Investor Relations Service Provider of the Corporation or a Subsidiary for any reason (other than disability, retirement with the consent of the Corporation or death) the Options granted to such Participant may be exercised in whole or in part by the Participant, during a period commencing on the date of such cessation and ending 90 days thereafter (or if the Participant is an Investor Relations Service Provider, 30 days thereafter) or on the expiry date, whichever comes first.

(b)	Nothing contained in this Plan, nor in any Option granted pursuant to this Plan, shall as such confer upon any Participant any right with respect to continuance as a Director, Officer, Consultant or Employee of the Corporation or of any Subsidiary or affiliate.

10.	DISABILIY OR RETIREMENT OF PARTICIPANT

If a Participant shall cease to be a director, officer, consultant or employee of the Corporation or a subsidiary by reason of disability or retirement with the consent of the Corporation, the Options granted to such Participant may be exercised in whole or in part by the Participant, during a period commencing on the date of such termination and ending one year thereafter or on the expiry date, whichever comes first.

11.	DEATH OF PARTICIPANT

In the event of the death of the Participant, the Options previously granted to such Participant shall automatically vest and may be exercised in whole or in part by the legal person representative of the Participant during a period commencing on the date of the death and ending one year thereafter or on the expiry date, whichever comes first.

12.	RIGHTS OF OPTIONEE

No person entitled to exercise any Option granted under this Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any shares issuable upon exercise of such Option (including any right to receive dividends or other distributions therefrom or thereon) until certificates representing such shares shall have been issued.

13.	PROCEEDS FROM SALE OF SHARES

The proceeds from sale of shares issued upon the exercise of Options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board of Directors may determine and direct.

14.	ADJUSTMENTS

(a)	In the event that the outstanding shares of the Corporation are changed into or exchanged for a different number or kind of shares or other securities of the Corporation, or in the event that there is a reorganization, amalgamation, consolidation, subdivision, reclassification, dividend payable in capital stock or other change in the corporate structure or capital stock of the Corporation, then each Participant holding an Option shall thereafter upon the exercise of the Option granted to him, be entitled to receive, in lieu of the number of shares to which the Participant was theretofore entitled upon such exercise, the kind and amount of shares or other securities or property which the Participant would have been entitled to receive as a result of any such event if, on the effective date thereof, the Participant had been the holder of the shares to which he was theretofore entitled upon such exercise.

(b)	In the event the Corporation proposes to amalgamate, merge or consolidate with any other Corporation (other than with a wholly-owned Subsidiary of the Corporation) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the shares of the Corporation or any part thereof shall be made to all holders of shares of the Corporation, the Corporation shall have the right, upon written notice thereof to each Participant, to require the exercise of the Option granted within the thirty (30) day period next following the date of such notice and to determine that upon such thirty (30) day period, all rights of the Participant to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have any further force or effect whatsoever.

15.	TRANSFERABILITY

All benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable or assignable otherwise than by will or by the laws of descent and distribution. During the lifetime of a Participant any benefits, rights and Options may only be exercised by the Participant.

16.	AMENDMENT AND TERMINATION OF PLAN

(a)	The approval of the Board and the requisite approval from the TSXV and the Shareholders shall be required for any of the following amendments to be made to this Plan:

(i)	an increase to the number of shares issuable under this Plan or a change from a fixed maximum percentage plan to a fixed maximum number of shares;

(ii)	a reduction in the exercise price of an Option (for this purpose, a cancellation or termination of an Option of a Participant prior to its expiry for the purpose of reissuing Options to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option), other than for standard anti-dilution purposes;

(iii)	an increase in the maximum number of shares that may be issued to insiders within any one year period or that are issuable to insiders at any time as set out in the TSXV Corporate Finance Manual;

(iv)	an extension of the term of any Option beyond the original expiry date (except, for greater certainty, pursuant to Section 7(g));

(v)	any change to the definition of “Participant” which would have the potential of broadening or increasing insider participation;

(vi)	the addition of any form of financial assistance;

(vii)	any amendment to a financial assistance provision which is more favourable to optionees;

(viii)	any amendment to Section 15;

(ix)	any amendment that may modify or delete any of this Section 16; and

(x)	any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide additional benefits to Participants, especially insiders, at the expense of the Corporation and its existing Shareholders.

(b)	The Corporation shall obtain disinterested shareholder approval prior to any of the following actions becoming effective:

(i)	This Plan, together with all of the Corporation’s other Security Based Compensation Plans, could result at any time in (x) the number of shares reserved for issuance under Options granted to Insiders exceeding 10% of the outstanding shares, (y) the grant to Insiders within a twelve-month period of a number of Options exceeding 10% of the outstanding shares; and (z) the issuance to any one Participant within a 12-month period, of a number of shares exceeding 5% of outstanding shares; or

(ii)	Any reduction in the exercise price of an Option previously granted to Insiders.

(c)	The Board may, without Shareholder approval but subject to receipt of requisite approval from the TSXV, in its sole discretion make all other amendments to this Plan that are not of the type contemplated in Section 16(a) above including, without limitation:

(i)	amendments of housekeeping nature, such as to rectify typographical errors and/or to include clarifying provisions for greater certainty;

(ii)	a change to the vesting provisions of an Option or this Plan;

(iii)	amendments necessary as a result of changes in securities laws and other laws applicable to the Corporation;

(iv)	if the Corporation becomes listed or quoted on a stock exchange or stock market senior to the TSXV, it may make such amendments as may be required by the policies of such senior stock exchange or market.

(d)	Subject to this Section 16 and the rules of the TSXV, the exercise price of an Option may be amended only if at least six (6) months have elapsed since the later of the date of commencement of the term of the Option, the date the shares commenced trading on the TSXV, and the date of the last amendment of the exercise price.

(e)	An Option must be outstanding for at least one year before the Corporation may extend its term, subject to the limits contained in Section 6.

(f)	Any proposed amendment to the terms of an Option is subject to the rules of the TSXV.

17.	NECESSARY APPROVALS

The obligation of the Corporation to issue and deliver shares in accordance with this Plan is subject to any approvals which may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If any shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such shares shall terminate and any Option exercise price paid to the Corporation will be returned to the Participant.

18.	STOCK EXCHANGE RULES

The rules of any stock exchange upon which the Corporation’s shares are listed shall be applicable relative to Options granted to Participants.

19.	EXPIRY OF OPTION

On the expiry date of any Option granted under this Plan, and subject to any extension of such expiry date permitted in accordance with this Plan, such Option hereby granted shall forthwith expire and terminate and be of no further force or effect whatsoever as to such of the optioned shares in respect of which the Option has not been exercised.

20.	OPTIONS NOT EXERCISED

In the event an Option granted under this Plan expires unexercised or is terminated by reason of dismissal of the optionee for cause or is otherwise lawfully cancelled prior to exercise of the Option, the Option shares that were issuable thereunder will be returned to this Plan and will be eligible for reissuance.

21.	EFFECTIVE DATE OF PLAN

This Plan has been adopted by the Board of Directors of the Corporation subject to the approval of the stock exchange or stock exchanges on which the shares of the Corporation are to be listed and the approval by the shareholders of the Corporation and, if so approved, this Plan shall become effective upon such approvals being obtained.

22.	INTERPRETATION

This Plan will be governed by and construed in accordance with the laws of Canada and of the Province of Québec.

This Plan amends and restates in its entirety the Stock Option Plan of the Corporation dated as of November 25, 2020. This Plan was last reviewed and amended on March 17, 2023.

Schedule "E"
AMENDED RESTRICTED SHARE UNIT PLAN

March 26, 2025

1.	PURPOSE OF THIS PLAN

The purpose of this Amended Restricted Share Unit Plan (this "Plan") of Osisko Development Corp. (the "Corporation") is to assist the Corporation and its Subsidiaries in attracting and retaining individuals with experience and ability, to allow Participants (as defined herein) to participate in the long-term success of the Corporation and to promote a greater alignment of interests between the Participants designated under this Plan and the shareholders of the Corporation.

2.	DEFINITIONS

For the purposes of this Plan, the terms contained in this Section shall have the following meanings.

(a)	"Benefits Extension Period" shall mean any additional period of time allocated to a terminated Participant, as the case may be, during which certain benefits of employment or otherwise are contractually maintained (which, for the avoidance of doubt, may not exceed twelve (12) months from the date on which such Participant ceases to be eligible under this Plan in accordance with Section 8(c).

(b)	"Blackout Period" means any blackout period imposed by the Corporation applicable to a Participant, during which specified individuals, including Insiders of the Corporation, may not trade in the securities of the Corporation (including, for greater certainty, any period during which specific individuals are restricted from trading because they possess material non-public information).

(c)	"Board" or "Board of Directors" shall mean the Board of Directors of the Corporation.

(d)	"Change of Control" shall mean:

(i)	if a person, by means of a takeover bid made in accordance with the applicable provisions of the Securities Act (Québec) (the "Securities Act"), directly or indirectly, acquires an interest in one of the Corporation's classes of shares conferring 50% or more of the votes entitling him to elect the Directors of the Corporation;

(ii)	if a person, by means of stock market transactions, directly or indirectly, acquires an interest in one of the Corporation's classes of shares conferring 50% or more of the votes entitling him to elect the Directors of the Corporation; however, the acquisition of securities by the Corporation itself through one of its Subsidiaries or affiliates, or by means of an employee benefits plan of the Corporation or one of its Subsidiaries or affiliates (or by the trustee of any such plan), shall not constitute a takeover;

(iii)	the consummation of any transaction including, without limitation, any consolidation, amalgamation, merger, arrangement or issue of voting securities the result of which is that any person or group of persons acting jointly or in concert for purposes of such transaction (other than the Corporation and its Subsidiaries) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting securities of the Corporation or of any such consolidated, amalgamated, merged or other continuing-entity, measured by voting power rather than number of securities (but shall not include the creation of a holding company or similar transaction that does not involve a change in the beneficial ownership of the Corporation);

(iv)	the sale, lease or exchange of 50% or more of the property of the Corporation to another person or entity, other than in the ordinary course of business of the Corporation or any of its subsidiaries; for greater certainty, the sale, lease or exchange of 50% or more of the property of the Corporation to an entity in which the Corporation hold, directly or indirectly, 50% or less of the voting securities will be considered, for the purposes hereof, a "Change of Control";

(v)	if the individuals who are, from time to time, proposed as nominees of management of the Corporation in a management information circular of the Corporation to be elected as directors of the Corporation at a meeting of the shareholders involving a contest for, or an item of business relating to, the election of directors of the Corporation, do not constitute a majority of the directors of the Corporation immediately following such meeting of the shareholders; or

(vi)	any other transaction that is deemed to be a "Change of Control" for the purposes of this Plan by the Board of Directors in its sole discretion.

(e)	"Committee" shall mean the Human Resources Committee of the Board of Directors of the Corporation or such other committee of the Board comprised of members of the Board as the Board shall from time to time appoint to administer this Plan.

(f)	"Common Share" shall mean a common share of the Corporation.

(g)	"Consultant" means a "consultant" as defined in Policy 4.4 of the TSXV Corporate Finance Manual, as amended from time to time.

(h)	"Corporation" has the meaning ascribed thereto in Section 1 hereof.

(i)	"Insider" means an "insider" as defined in the TSXV Corporate Finance Manual, as amended from time to time.

(j)	"Issued Shares" means the number of Listed Shares of the Corporation that are then issued and outstanding on a non-diluted basis and, in the discretion of the Exchange.

(k)	"Listed Shares" means a common share or other equivalent security that is listed on the Exchange.

(l)	"Long Term Disability" means, for an employee, a total permanent disability for a continuous period of more than 17 weeks.

(m)	"Market Value" of a Common Share shall mean the closing market price of the Common Shares on the TSXV on the applicable date.

(n)	"Participant" shall mean executive members of the Board of directors, officers, Consultants and employees of the Corporation and/or any Subsidiary. For greater certainty, non-executive members of the Board of Directors and Consultants providing investor relations or market-making activities shall not participate in this Plan.

(o)	"Plan" has the meaning ascribed thereto in Section 1 hereof.

(p)	"Resignation" shall mean the cessation of employment of an employee Participant with the Corporation or a Subsidiary as a result of a resignation of an employee Participant.

(q)	"Restricted Share Unit" or "RSU" shall mean a right awarded to a Participant to receive a payment in the form of Common Shares, cash or a combination of Common Shares and cash, as provided in Section 8 hereof and subject to the terms and conditions of this Plan.

(r)	"Security Based Compensation Plan" means this Plan, the Corporation's stock option plan, the Corporation's deferred share unit plan, the Corporation's employee share purchase plan and any other equity-based compensation plan in effect from time to time.

(s)	"Settlement Date" shall mean the day on which the Corporation pays to a Participant the Market Value of the RSUs that have become vested and payable in cash or in Common Shares at the sole discretion of the Committee.

(t)	"Subsidiary" shall mean any subsidiary of the Corporation from time to time.

(u)	"Termination" shall mean:

(i)	in the case of an employee, the date on which (x) the Corporation or a Subsidiary notifies the employee of the termination of the employment of such employee, with or without cause, or (y) the employee notifies the Corporation or a Subsidiary of the termination of the employment of such employee for Resignation and, for greater certainty, does not include any period of contractual or other applicable legal notice or severance; and

(ii)	in the case of a Consultant, the termination of the services of the Consultant.

(v)	"TSXV" or the "Exchange" means the TSX Venture Exchange, or such other stock exchange or dealing network where the majority of the trading volume or value of the Common Shares occurs.

Securities Definitions: In this Plan, the term "affiliate" shall have the meaning given to such term in the Securities Act.

3.	ADMINISTRATION OF THIS PLAN

(a)	This Plan shall be administered by the Committee, which comes under the authority of the Board. The Committee has full power and authority to interpret this Plan, to establish any rules and regulations and to adopt any condition that it deems necessary or desirable for the administration of this Plan within the limits prescribed by applicable legislation.

(b)	No member of the Committee shall be liable for any action or determination made in good faith pursuant to this Plan. To the full extent permitted by law, the Corporation shall indemnify and save harmless each person made, or threatened to be made, a party to any action or proceeding by reason of the fact that such person is or was a member of the Committee and, as such, is or was required or entitled to take action pursuant to the terms of this Plan.

4.	ELIGIBILITY

The Committee designates, upon recommendation from the President or Chief Executive Officer, from time to time and at their sole discretion, the executives, key employees and Consultants of the Corporation or of a Subsidiary who are entitled to participate in this Plan.

5.	GRANT OF RESTRICTED SHARE UNITS

(a)	Periodically, the Committee will determine, at its sole discretion, the size of grants in respect of any Participant, together with the applicable vesting conditions, including performance vesting conditions. Settlement will be made in Common Shares, in cash or in a combination of Common Shares and cash, at the sole discretion of the Committee to be determined on the Settlement Date. The Corporation shall notify each Participant in writing of the number of RSUs to be granted, the vesting conditions thereof and the fact that the settlement will be made in Common Shares, cash or a combination of both at the sole discretion of the Committee to be determined at the Settlement Date.

(b)	The aggregate number of Common Shares reserved for issuance from treasury under this Plan shall not exceed 3,500,000 Common Shares, provided, however, the number of Common Shares reserved for issuance from treasury under this Plan and pursuant to all other Security Based Compensation Plans of the Corporation and its Subsidiaries shall, in the aggregate, not exceed 10% of the number of Common Shares then issued and outstanding. Any Common Shares subject to a RSU which has been cancelled or terminated in accordance with the terms of this Plan without settlement will again be available under this Plan.

(c)	The maximum aggregate number of Listed Shares of the Corporation that are issuable pursuant to the Plan, when combined with all Listed Shares reserved for issuance under all of the Corporation's other Security Based Compensation Plans, granted or issued to Insiders (as a group) must not exceed 10% of the Issued Shares of the Corporation at any point in time (unless the Corporation has obtained the requisite disinterested shareholder approval pursuant to the policies of the TSXV).

(d)	The maximum aggregate number of Listed Shares of the Corporation that are issuable pursuant to the Plan, when combined with all Security Based Compensation granted or issued in any 12 month period to Insiders (as a group) must not exceed 10% of the Issued Shares of the Corporation, calculated as at the date any Security Based Compensation is granted or issued to any Insider (unless the Corporation has obtained the requisite disinterested shareholder approval pursuant to the policies of the TSXV).

(e)	Unless the Corporation has obtained the requisite disinterested shareholder approval pursuant to the policies of the TSXV, the maximum aggregate number of Listed Shares of the Corporation that are issuable pursuant to all Security Based Compensation granted or issued in any 12 month period to any one Person (and where permitted under the policies of the TSXV, any Companies that are wholly-owned by that Person) must not exceed 5% of the Issued Shares of the Corporation, calculated as at the date any Security Based Compensation is granted or issued to the Person.

(f)	The maximum aggregate number of Listed Shares of the Corporation that are issuable pursuant to all Security Based Compensation granted or issued in any 12 month period to any one Consultant must not exceed 2% of the Issued Shares of the Corporation, calculated as at the date any Security Based Compensation is granted or issued to the Consultant.

(g)	Investor relations service providers may not receive any RSU's pursuant to this Plan.

6.	CREDITS FOR DIVIDENDS

(a)	Whenever dividends are paid on Common Shares, additional RSUs will be automatically granted to each Participant who holds RSUs on the record date for such dividend. The number of such RSUs (rounded to the nearest whole RSU) to be credited as of a dividend payment date shall be determined by dividing the aggregate dividends that would have been paid to such Participant if the Participant's RSUs had been Common Shares by the Market Value on the date on which the dividends were paid on the Common Shares. RSUs granted to a Participant under this Section 6 shall be subject to the same vesting as the RSUs to which they relate.

(b)	Notwithstanding the foregoing, nothing in this Plan shall permit the Corporation to grant RSUs in excess of the maximum number of Common Shares reserved for issuance from treasury under this Plan, as set out in Section 5(b).

(c)	In the event the Corporation does not have a sufficient number of Common Shares available under this Plan to satisfy its obligations in respect of such additional RSU grants, a lump sum payment in cash equal to the number of additional vested RSUs multiplied by the Market Value of a Common Share on the Settlement Date, payable in the form of a cheque, or other payment method as determined by the Committee, in each case, less any applicable withholding taxes and other deductions required by law to be withheld by the Corporation in connection with the satisfaction of the holder's RSUs.

7.	TERMINATION OF EMPLOYMENT

Unless otherwise determined by the Board, the following provisions shall apply in the event that a Participant ceases to be employed by or ceases to provide services to the Corporation or a Subsidiary:

(a)	Termination for cause or voluntary Resignation – Upon the Termination of the employment or the services of the Participant for cause, or as a result of a Termination or Resignation, effective as of (i) the date notice is given to the Participant of such Termination, or (ii) as of the date on which the Corporation or the Subsidiary receives communication of a Termination or Resignation, as the case may be, all outstanding RSUs shall be terminated.

(b)	Death, termination not for cause, retirement or Long-Term Disability – If a Participant ceases to be an employee of or ceases to provide services to the Corporation or a Subsidiary as a result of death, Termination not for cause, retirement or Long-Term Disability, the vesting of RSUs shall be subject to the following:

(i)	For each outstanding RSUs granted — Fixed Component:

(A)	in the event the Participant is not entitled to a Benefits Extension Period, the vesting of the fixed component portion of each RSU grant will be prorated based on the number of days actually worked from the date of grant of such RSUs until the date of Termination for death, Termination not for cause, retirement or Long-Term Disability, over the number of days of the original vesting schedule set forth in relation to such RSU grant; or

(B)	in the event the Participant is entitled to a Benefits Extension Period, the vesting of the fixed component portion of each RSU grant will be prorated based on the sum of the number of days included in the Benefits Extension Period and those actually worked from the date of grant of such RSUs up until the date of Termination for death, Termination not for cause, retirement or Long-Term Disability, over the number of days of the original vesting schedule set forth in relation to such RSU grant; and

(ii)	For each outstanding RSUs granted — Performance Vesting: the vesting of all performance based RSU grant will be prorated based on the number of days actually worked from the date of grant of such RSUs up until the date of Termination for death, Termination not for cause, retirement or Long Term Disability, over the original vesting schedule set forth in relation to such grant; the number of vested RSUs resulting from such prorated calculation will be multiplied by the performance percentage determined by the Board of Directors of the Corporation.

For greater clarity, a voluntary Resignation will be considered as retirement if the Participant has reached normal retirement age under the Corporation's benefit plans or policies, unless the Committee decides otherwise at its sole discretion.

8.	VESTING AND SETTLEMENT OF RESTRICTED SHARE UNITS

(a)	Unless otherwise indicated by the Committee upon grant (as to the vesting term) and subject to Section 7(b) (as to the number of RSUs to vest), each RSU shall vest on the third (3rd) anniversary of the grant date. Furthermore, in the case of RSUs subject to performance vesting conditions, such RSUs shall be multiplied by the performance percentage determined by the Board of Directors of the Corporation upon vesting, provided however that should such performance percentage exceed 100%, then the Corporation shall be entitled to settle such amount that exceeds 100% in cash at its sole discretion.

(b)	Notwithstanding the foregoing, the Committee may, in its entire discretion, accelerate the terms of vesting of any RSUs, provided that such vesting may not be accelerated to a date that is less than one year following the date the RSU is granted, unless such acceleration is for a Participant who dies pursuant to Section 8((c) or who ceases to be an eligible Participant under the Security Based Compensation Plan in connection with a Change of Control, take-over bid, RTO or other similar transaction, pursuant to Section 8((d).

(c)	Should a Participant cease to be eligible under this Plan pursuant to Section 7(b), notwithstanding any Benefits Extension Periods granted, any RSUs held by such Participant shall expire within twelve (12) months from the date on which such Participant ceases to be eligible and any vested RSUs granted to such Participant must be settled, pursuant to the procedures outlined in this Section and subject to Section 8(f), within a maximum of ten (10) years following the date of grant.

(d)	Upon a Change of Control, all outstanding RSUs shall vest, irrespective of any performance vesting conditions.

(e)	Following the vesting date, the holder of RSUs shall elect to receive from the Corporation, as applicable (i) Common Shares issued from treasury equal in number to the vested RSUs in the Participant's account, (ii) a lump sum payment in cash equal to the number of vested RSUs recorded in the Participant's account multiplied by the Market Value of a Common Share on the Settlement Date, payable in the form of a cheque, or other payment method as determined by the Committee, in each case, less any applicable withholding taxes and other deductions required by law to be withheld by the Corporation in connection with the satisfaction of the holder's RSUs, or (iii) any combination of the foregoing. Notwithstanding the election of the Participant (or his or her succession) in this Section 8(e), the Committee, in its sole discretion, shall be entitled to settle the Participant's account in any form provided for in this Section 8(e).

(f)	If, on the date that RSUs vest to a Participant, there is a Blackout Period imposed by the Corporation during which specified individuals, including "insiders" of the Corporation, may not trade in the securities of the Corporation (including, for greater certainty, any period during which specified individuals are restricted from trading because they possess material non-public information), then the Settlement Date for such RSUs shall be the tenth (10th) day following the date on which the RSUs vest to such Participant (or the immediately ensuing business day if such date is not a business day).

(g)	Once settled, the holder shall have no further entitlement in connection with such vested RSUs under this Plan.

(h)	Common Shares issued by the Corporation under this Plan shall be considered fully paid in consideration of past services that is no less in value than the fair equivalent of the money the Corporation would have received if the Common Shares had been issued for money.

9.	SHARES SUBJECT TO THIS PLAN

Subject to adjustment pursuant to provisions of Section 10 hereof, the aggregate number of Common Shares reserved for issuance from treasury under this Plan shall not exceed 3,500,000 Common Shares, provided, however, the number of Common Shares reserved for issuance from treasury under this Plan and pursuant to all other Security Based Compensation Plans of the Corporation and its Subsidiaries shall, in the aggregate, not exceed 10% of the number of Common Shares then issued and outstanding.

Any increase in the issued and outstanding Common Shares will result in an increase in the number of Common Shares that may be issued pursuant this Plan or any other Security Based Compensation Plans of the Corporation.

10.	ADJUSTMENTS TO THE NUMBER OF RESTRICTED SHARE UNITS

In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin-off or other distribution (other than normal cash dividends) of the Corporation's assets to shareholders or any other change affecting the Common Shares, such adjustments as are required to reflect such change shall be made with respect to the number of RSUs in the accounts maintained for each Participant, provided that no fractional RSUs shall be issued to Participants and the number of RSUs to be issued in such event shall be rounded down to the next whole number of RSUs.

11.	PARTICIPANT ACCOUNTS

The Corporation shall maintain an account for each Participant recording at all times the number of RSUs credited to the Participant. Upon payment in satisfaction of RSUs pursuant to Section 8 hereof, such RSUs shall be cancelled. A written notification of the balance in the account maintained for each Participant shall be mailed by the Corporation or by an administrator on behalf of the Corporation to each Participant at least annually. A Participant shall not be entitled to any certificate or other document evidencing the amount of RSUs in his or her account.

12.	RIGHTS OF PARTICIPANTS

(a)	No Participant shall have any claim or right to any Common Shares pursuant to this Plan. Under no circumstances shall RSUs be considered Common Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership or control of Common Shares, nor shall any Participant be considered the owner of any Common Shares pursuant to this Plan.

(b)	The rights and interests of a Participant in respect of this Plan are not transferable or assignable other than by will or the laws of succession to the legal representative of the Participant.

(c)	Neither participation in this Plan nor any action taken under this Plan shall give or be deemed to give any Participant a right to continued employment with the Corporation and shall not interfere with any right of the Corporation to dismiss any Participant. The payment of any sum of money in cash in lieu of notice of the termination of employment shall not be considered as extending the period of employment for the purposes of this Plan.

13.	REORGANIZATION OF THE CORPORATION

The existence of any RSUs shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation's capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

In the case of an adjustment to the issued shares of the Corporation following a dividend in shares, an amalgamation, a combination, merger or consolidation, a share-for-share exchange or any other similar change in the capital structure of the Corporation, an adjustment shall be made by the Corporation to the number of RSUs or to the kind of shares that are subject to the issued RSUs, as the case may be. The Committee shall make such adjustment, which shall be final and binding for purposes of this Plan.

14.	AMENDMENTS, SUSPENSION OR TERMINATION OF THIS PLAN

(a)	The approval of the Board of Director and the requisite approval from the TSXV and shareholders of the Corporation shall be required for any of the following amendments to be made to this Plan:

(i)	persons eligible to be granted or issued RSUs under the Plan;

(ii)	the maximum number or percentage, as the case may be, of Listed Shares that may be issuable under the Plan;

(iii)	the limits under the Plan on the amount of RSUs that may be granted or issued to any one person or any category of persons (such as, for example, Insiders);

(iv)	the maximum term of Security Based Compensation;

(v)	the expiry and termination provisions applicable to RSUs, including the addition of a blackout period;

(vi)	the addition of a Net Exercise provision as defined in the policies of the TSXV;

(vii)	remove or exceed the insider participation limit prescribed by the TSXV Corporate Finance Manual; and

(viii)	any method or formula for calculating prices, values or amounts under the Plan that may result in a benefit to a Participant.

(b)	The Board may, subject to receipt of requisite approval from the TSXV, in its sole discretion make all other amendments to this Plan that are not of the type contemplated in Section 14(16(a) above including, without limitation, amend, suspend or terminate this Plan in whole or in part or amend the terms of RSUs credited in accordance with this Plan. If any such amendment, suspension or termination will materially or adversely affect the rights of a Participant with respect to RSUs credited to such Participant, the written consent of such Participant to such amendment, suspension or termination shall be obtained. Notwithstanding the foregoing, the obtaining of the written consent of any Participant to an amendment, suspension or termination which materially or adversely affects the rights of such Participant with respect to any credited RSUs shall not be required if such amendment, suspension or termination is required in order to comply with applicable laws, regulations, rules, orders of government or regulatory authorities or the requirements of any stock exchange on which shares of the Corporation are listed. If the Committee terminates this Plan, RSUs previously credited to Participants shall remain outstanding and in effect and be settled in due course in accordance with the terms of this Plan (which shall continue to have effect, but only for such purposes) on the Settlement Date.

15.	REPRESENTATION AND WARRANTY

(a)	The Corporation makes no representation or warranty as to the future market value of any Common Shares issued in accordance with the provisions of this Plan.

(b)	Subject to Section 8(c), the Corporation represents that any holder of RSUs shall be a bona fide employee, Consultant (subject to Section 2(n)), an executive board member or officer of the Corporation.

16.	INTERPRETATION

This Plan shall be governed by and construed in accordance with the laws of the Province of Québec.

This Plan amends and restates in its entirety the RSU Plan of the Corporation dated as of November 20, 2020, as amended by the Board of Directors on March 29, 2021, and further amended on March 17, 2023. This Plan was last reviewed and amended on March 26, 2025.